
10013514

Hi-Tech Pharmacal Co., Inc.

















DEDICATED TO DEVELOPING AND MARKETING HIGH QUALITY PHARMACEUTICAL PRODUCTS YOU CAN TRUST

ANNUAL REPORT 2010



OUR MISSION:

Develop, manufacture and distribute high quality liquid, sterile and semi-solid generic pharmaceuticals at the most economical cost to the consumer.

Help people with diabetes live healthier lives by providing pharmaceutical and nutritional products especially formulated to meet their needs.

To maintain the highest ethical standards while providing increased revenues, profits and shareholder value.

IN FISCAL 2010, NET SALES REACHED $163.7 MILLION, WHICH IS AN INCREASE OF 51% OVER THE PRIOR YEAR, AND NET INCOME MORE THAN TRIPLED TO $31.1 MILLION.

TO OUR SHAREHOLDERS:

I am pleased to report that in fiscal 2010, Hi-Tech Pharmacal achieved our highest level of sales and net income in the history of the Company. Net sales reached $163.7 million, which is an increase of 51% over the prior year, and net income more than tripled to $31.1 million, or $2.50 per fully diluted share compared to $9.8 million or $0.84 per share for the previous fiscal year. Hi-Tech's balance sheet remains very strong, with over $36 million in cash and marketable securities and minimal debt at the end of April 2010.

Our record financial performance was the result of Hi-Tech's execution of our business strategy to develop and market a broad range of liquid, sterile and semi-solid generic pharmaceuticals, as well as grow our prescription and OTC branded businesses. We successfully gained market share in both high-volume and niche markets. According to IMS Health, Hi-Tech Pharmacal was ranked third among all pharmaceutical companies in terms of sales dollar growth with an increase of 89% versus the prior year. Among the key products that experienced significant growth were dorzolamide with timolol and dorzolamide ophthalmic solutions, fluticasone nasal spray, sulfamethoxazole/trimethoprim oral suspension, and hydrocortisone and acetic acid otic solution. In fiscal 2010, Hi-Tech continued its successful track record capturing and maintaining market share as we launched two generic prescription products. At the end of fiscal 2010, over 70% of the products in the Hi-Tech line were ranked either first or second in market share. We attribute this strong performance to the Company's ability to manufacture high quality pharmaceuticals and efficiently supply these products to our customers. We will continue to implement this same approach with our upcoming new products in order to continue our pattern of success in the future.


Hi-Tech
Dorzolamide
HCL
Ophthalmic
Solution 2%

Sales of Dorzolamide products more than doubled in 2010.

Research and Development

The focus of our R&D program is on high barrier-to-entry development projects which include products that involve complex product development, difficult to source raw materials, specialized manufacturing, clinical studies or paragraph IV certifications. In fiscal 2010, we invested more in our R&D program than ever before, $7.6 million in order to move these complex products forward toward approval.



Hi-Tech is the leader in liquid generic manufacturing.

The Company's development capabilities include a wide variety of dosage forms including oral solutions and suspensions, sterile ophthalmic and inhalation products, nasal sprays, and topical creams, ointments and gels. In the fiscal year, Hi-Tech filed three Abbreviated New Drug Applications (ANDAs), with the US Food and Drug Administration (US FDA), to bring our total number of products awaiting approval by the Agency to 16, targeting branded and generic sales of over $1 billion. The list includes two products for which the Company has a substantial financial interest which were filed by other companies.



Brand patent expirations, in the ophthalmic and nasal spray space, present a unique and potentially lucrative opportunity for Hi-Tech. We have a very exciting pipeline of new products in development targeting branded sales of over $3 billion. As part of its development program, Hi-Tech will perform bioequivalence studies to show equivalence of its generic drugs to respective brands. In case of ophthalmic suspensions and nasal sprays, clinical end point efficacy studies will be required by the FDA that will substantially increase the development costs. To mitigate the financial risk, Hi-Tech will be entering into co-development arrangements with industry partners. Since April 2010, Hi-Tech's generic R&D program has been led by Dr. Kamel Egbaria who is serving as the Company's Chief Scientific Officer. Kamel brings over 25 years of generic R&D experience, as well as excellent management skills. With his leadership we are very confident that our pipeline will produce products that will be a fundamental part of our future success. To supplement our internal development effort, we intensified cooperative efforts with external organizations in the fiscal year in order to capitalize on available technology, improve our access to various manufacturing capabilities, and ultimately, expand our product line.



Hi-Tech shipped more than two million bottles of Dorzolamide products in 2010.

Manufacturing and Operations

In fiscal 2010, Hi-Tech manufactured 24 million units—more than ever before, and exceeded last year's output by 12%. In order to keep pace with growing sales of our core generic products, and to satisfy the demand that will be generated by the considerable number of new products we plan to launch over the next couple of years, Hi-Tech has made significant additions to our manufacturing operation. Considering our strategic focus on sterile manufacturing, we added a new state-of-the-art sterile filling line that doubles our capacity in this crucial area of the manufacturing operation. We also initiated an expansion program to accommodate new semi-solid products such as the clobetasol propionate 0.05% line, which the Company acquired from DFB Pharmaceuticals in fiscal 2010. The investment in our facility reflects the Company's dedication to continued growth, and positions Hi-Tech as a leader in generic prescription pharmaceutical manufacturing for many years to come.



Fluticasone became Hi-Tech's highest volume product in 2010.

Branded Prescription Products

In its first full fiscal year as a Hi-Tech Company, ECR Pharmaceuticals exceeded our expectations and contributed $18.7 million in sales. Leading the way was the Lodrane® line of antihistamines, which gained greater market acceptance and grew by 55% in fiscal 2010 compared to the prior 12-month period. Since the acquisition of ECR in February 2009, we have added several products to the line including Tropazone® lotion for the treatment of dermatitis, Vosol® HC for swimmer's ear and Urocit®-K 15m Eq for kidney stones, which is co-marketed by ECR and Mission Pharmacal.

CONSIDERING OUR STRATEGIC FOCUS ON STERILE MANUFACTURING, WE ADDED A NEW STATE-OF-THE-ART STERILE FILLING LINE THAT DOUBLES OUR CAPACITY IN THIS CRUCIAL AREA OF THE MANUFACTURING OPERATION.

In fiscal 2010, Hi-Tech manufactured 24 million units—more than ever before, and exceeded last year's output by 12%.





In November 2009, Hi-Tech signed an exclusive licensing agreement for rights in the United States and Canada to market ZolpiMist™, the only FDA-approved oral spray sleep aid that contains zolpidem tartrate, the most prescribed active ingredient in the category. ZolpiMist™ is covered by an Orange Book listed patent which will not expire until 2017. We are excited about the launch of ZolpiMist™ as we will compete in the $2 billion sleep aid market with a patent protected product which uses a proven active ingredient and is delivered in a unique dosage form. We expect ZolpiMist™ to make a significant contribution to ECR's sales as we continue to build our presence in the branded specialty pharmaceutical market.





Branded OTC Products

I am pleased with the performance of our over-the-counter products division, Health Care Products ("HCP"), as sales grew by 11% to $11.3 million in fiscal 2010. HCP markets products that are primarily directed to patients with diabetes. The line of specially formulated products includes cough and cold medications, skin care treatments, and nutritional items. HCP's flagship product, Diabetic Tussin® continues to be the #1 pharmacist recommended diabetic cough treatment. HCP's marketing strategy is focused on reaching doctors, pharmacists, and diabetic educators through direct-to-consumer advertising, sampling, telemarketing and other targeted promotional efforts.





In March 2010, Hi-Tech acquired the Mag-Ox® line of magnesium nutritional supplements from Blaine Company, Inc. for $4.1 million in an all-cash transaction. The acquisition included rights to Mag-Ox®, Maginex®, and Corban™ brands. These products create an excellent synergy with the existing line since magnesium is a common nutritional deficiency among people with diabetes as well as those with metabolic syndrome, high blood pressure and cardiovascular conditions. HCP also increased the sales of Zostrix® branded products primarily through promotion of the Zostrix® Diabetic Foot Pain Relief. This product leverages the equity in the brand name with our strength in the diabetes market to reach our core patient base with a differentiated product. In fiscal 2010, HCP also expanded its presence in the pharmacy with the introduction of Diabetic Tussin® Cold and Flu and the Choice® Diabetes Risk Assessment Kit, which determines a person's risk for diabetes




400
300
200
250ml

















We believe that our emphasis on difficult-to-develop and manufacture products will provide consistent growth in our prescription generic business as we build on our success with our core generic products.

within three minutes in the privacy of their own home. We believe that the OTC market will continue to expand and we are focused on adding new products to HCP to capitalize on the increasing use of over-the-counter products.

Looking Ahead

As we look forward to fiscal 2011, we are optimistic about the future of the Company. Our core generic business has significant growth opportunities based on the combination of products that are awaiting approval from the FDA and the additional products that are in development. We believe that our emphasis on difficult-to-develop and manufacture products will provide consistent growth in our prescription generic business as we build on our success with our core generic products. Our prescription and OTC branded businesses have significant momentum based on our performance in fiscal 2010. We look forward to the continued growth of the Mag-Ox® franchise and the launch of ZolpiMist™ in those respective businesses, while we continue to seek additional branded products.


Hi-Tech
Hydrocortisone and Acetic Acid Otic Solution, USP
Rx only

Hydrocortisone and Acetic Acid helped drive Hi-Tech's sales growth in 2010.

While fiscal 2010 was without question an excellent year for Hi-Tech Pharmacal, we believe that even greater opportunities are ahead. We have clear growth strategy for each business unit and are confident that in our robust pipeline of blockbuster and niche generics, our manufacturing infrastructure and our skilled workforce, we have the right foundation to execute on our strategic plan, and deliver value to our investors. In closing, I want to personally thank each member of our Board of Directors for their guidance and support. I also want to express my appreciation to our employees for their dedication, and our customers and shareholders for their confidence in Hi-Tech Pharmacal.

Sincerely,

David Seltzer
President and Chief Executive Officer

WHILE FISCAL 2010 WAS WITHOUT QUESTION AN EXCELLENT YEAR FOR HI-TECH PHARMACAL, WE BELIEVE THAT EVEN GREATER OPPORTUNITIES ARE AHEAD.



U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 10-K

☒ ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended April 30, 2010

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File Number 0-20424

Hi-Tech Pharmacal Co., Inc.

(Exact name of Registrant as specified in its charter)

Delaware	**11-2638720**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

369 Bayview Avenue, Amityville, New York 11701
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: (631) 789-8228

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.01 par value
(Title of Class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the voting stock held by non-affiliates of the registrant as of October 31, 2009, the last business day of the registrant's most recently completed second fiscal quarter, was $162,327,000, based upon the closing price of the common stock on that date, as reported by NASDAQ. Shares of common stock known to be owned by directors and executive officers of the Registrant subject to Section 16 of the Securities Exchange Act of 1934 are not included in the computation. No determination has been made that such persons are "affiliates" within the meaning of Rule 12b-2 under the Exchange Act.

The number of shares of common stock of the registrant outstanding as of July 12, 2010 was 12,571,000.

DOCUMENTS INCORPORATED BY REFERENCE: None

HI-TECH PHARMACAL CO., INC.
INDEX TO FORM 10-K
FOR THE YEAR ENDED APRIL 30, 2010

PART I

FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K and certain information incorporated herein by reference contains forward-looking statements which are not historical facts made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not promises or guarantees and investors are cautioned that all forward looking statements involve risks and uncertainties, including but not limited to the impact of competitive products and pricing, product demand and market acceptance, new product development, the regulatory environment, including without limitation, reliance on key strategic alliances, availability of raw materials, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. We caution you not to place undue reliance upon any such forward-looking statements which speak only as of the date made. Hi-Tech is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. BUSINESS.

General

Hi-Tech Pharmacal Co., Inc. ("Hi-Tech" or the "Company", which may be referred to as "we", "us" or "our"), a Delaware corporation, incorporated in April 1982, is a specialty manufacturer and marketer of prescription, over-the-counter and nutritional products.

We develop, manufacture and market products in three categories – generics, prescription brands and over the counter (OTC) brands. We produce a wide range of products for various disease states, including glaucoma, asthma, bronchial disorders, dermatological disorders, allergies, pain, stomach, oral care and other conditions.

The Company's generic products are primarily prescription items and include oral solutions and suspensions, topical creams and ointments as well as nasal sprays. We also specialize in the manufacture of products in our state of the art sterile facility capable of producing liquid ophthalmic, otic and inhalation products. Additionally, the Company's Midlothian Laboratories division, a generic pharmaceutical company specializing in prescription vitamins, operates through a "virtual company" structure, outsourcing R&D and manufacturing, while concentrating on the marketing of generics. The generic product category includes a small amount of contract manufacturing sales for both the prescription and OTC markets.

On February 27, 2009, the Company purchased substantially all of the assets of E. Claiborne Robins Company, Inc. d/b/a ECR Pharmaceuticals ("ECR Pharmaceuticals" or "ECR"). This subsidiary is engaged in the development and distribution of branded prescription pharmaceuticals. ECR's products treat various disease states, including cough and cold symptoms, allergies, poison ivy and contact dermatitis, and pain relief. In November 2009, the Company purchased the rights to Zolpimist®, Zolpidem tartrate oral spray, for the treatment of insomnia. ECR plans to launch this product in fiscal year 2011. The Company does not manufacture any of ECR's products. All products are sourced, at ECR's direction, through contract manufacturers and packagers. All research and development is also conducted through contract organizations.

Our Health Care Products Division ("HCP") markets a line of OTC branded products primarily for people with diabetes, including Diabetic Tussin®, DiabetiDerm®, Multi-betic®, Mag-Ox®, Choice® DM and DiabetiSweet®. The division also sells the Zostrix® brand of capsaicin products for pain management of conditions including arthritis and diabetic foot pain. In addition, HCP markets Nasal Ease homeopathic allergy reliever.

Our customers include chain drug stores, drug wholesalers, managed care purchasing organizations, certain Federal government agencies, generic distributors, mass merchandisers, and mail-order pharmacies. Some of our key customers include McKesson Corporation, Cardinal Health, Inc., AmeriSourceBergen Corporation, CVS, Walgreens and Wal-Mart.

For the fiscal year ended April 30, 2010 sales of generic pharmaceuticals including the Company's Midlothian Laboratories division represented 82% of total sales, sales of the Company's ECR Pharmaceutical subsidiary were 11% and sales of the Health Care Products line of OTC products accounted for 7% of total sales.

Generic Products

Our top 5 selling generic products in fiscal 2010 were:

- Dorzolamide with Timolol and Dorzolamide (the generic equivalents of Cosopt® and Trusopt® from Merck)
- Fluticasone propionate (the generic equivalent of Flonase® from GlaxoSmithKline)
- Acetic Acid with Hydrocortisone (the generic equivalent of Vosol® HC from ECR)
- Sulfamethoxazole with Trimethoprim (the generic equivalent of Bactrim® from Roche)
- Acyclovir oral suspension (the generic equivalent of Zovirax® from GlaxoSmithKline)

Generic Approvals and Product Launches

We have 43 prescription products approved for marketing by the Food and Drug Administration ("FDA") and 1 product with tentative approval. In addition, we have 16 products submitted to the FDA pending approval including two products filed by other companies, in which the Company has a financial interest, and approximately 20 products in various stages of development.

In our fiscal 2010, we launched:

- Acetic Acid with Hydrocortisone (the generic equivalent of ECR's Vosol® HC) which we acquired from MedPointe Pharmaceuticals in May 2007.

- Acetic Acid (the generic equivalent of ECR's Vosol®) which we acquired from MedPointe Pharmaceuticals in May 2007.

ECR Pharmaceuticals

ECR's products are branded and trademarked. The products, in order of sales, are:

- Lodrane® 24/Lodrane® 24 D, an extended release antihistamine/ antihistamine with decongestant capsule
- DexPak® TaperPak, an oral corticosteroid tablet available in 13 day, 10 day and 6 day tapered packages
- Bupap®, an analgesic tablet
- Vosol® HC, a treatment for swimmer's ear
- Tropazone™, a treatment for dermatitis

Health Care Products Division

Our Health Care Products Division ("HCP") is a leading marketer of OTC branded products that include over-the-counter medications, nutritional products, cosmetics and medical devices, primarily for people with diabetes. HCP also has several lines that fall outside the diabetes area in pain management and allergy products. The Health Care Products Division is composed of several product lines which account for a majority of its sales.

The top five product lines, in order of sales, are:

- Diabetic Tussin® cough products
- Zostrix® pain relief products
- DiabetiDerm® dermatological and footcare products
- Multibetic® multi-vitamins
- Mag-Ox® magnesium supplement

The Diabetic Tussin® line accounted for nearly half of Health Care Products sales.

Growth Strategy

Management believes that growth in the generic pharmaceutical industry is driven by several factors which should continue in the coming years. These factors include:

- The increasing number of branded pharmaceutical products that have lost or will lose patent protection
- Efforts by federal and state governments, employers, third-party payers and consumers to control health care costs
- The aging of the U.S. population
- Increased acceptance of generic products by physicians, pharmacists and consumers

Management intends to exploit these macroeconomic trends by making strategic decisions which will result in the Company's growth. Our growth strategy is based on the following:

- Increase the number of new product introductions by expanding our research and development efforts and increasing our ANDA submissions
- Increase market share for our core prescription generic products by adding new customers and introducing products to existing customers
- Continue to develop and license branded products with a focus on niche markets, such as diabetes care and related areas, such as podiatry
- Acquire products and businesses that management believes can contribute to the Company's growth strategy
- Leverage our manufacturing capabilities by primarily focusing on the development of liquid and semi-solid dosage forms and products requiring sterile manufacturing

Product Development Strategy

Our product development strategy is determined by Hi-Tech's strategic focus on liquid dosage forms with emphasis on ophthalmic products and nasal sprays. Our product selection process includes the following criteria:

- Products that will have limited competition due to smaller market size but can generate long term revenues
- Products with significant volume and high annual sales
- Products that are difficult to bring to market and more likely to face limited competition, enabling us to earn higher margins for a longer period of time. These opportunities include nasal sprays and sterile products, including ophthalmics and inhalation products
- Products with patents that we believe we can successfully challenge through the patent challenge process of the Hatch-Waxman Act
- Products requiring clinical trials

Current branded market for the dosage forms that present strategic interest to Hi-Tech

		In billions
Ophthalmic	$	3.0
Nasal Spray	$	1.5
Solutions for Inhalation	$	1.3
Oral Liquid (ready made solutions and suspensions)	$	0.6
Other targeted products	$	1.0
	$	7.4

Based on the outlined criteria and branded products market potential, the Company has identified specific products for our pipeline that either have patents which expire in the next five years or have patents which the Company believes that it can successfully challenge. We are currently developing drugs with total branded sales of over $3 billion and plan to take advantage of this opportunity.

In addition to the main strategic focus, the Company enters into partnerships with other pharmaceutical companies in the United States and overseas to develop other types of products, such as tablets, capsules and powders. Under such arrangements, the Company sponsors or co-sponsors product development; in return Hi-Tech will either have marketing rights for approved products in the United States and pay a royalty to its partner; or receive royalty payments on the sales of products manufactured and marketed by a partner. Such agreements potentially expand the Company's product line offered to its customers and increase its revenue stream through royalty payments.

Research and Development

The Company obtains new generic pharmaceutical products primarily through internal product development. The Company currently employs 23 pharmaceuticals scientists, six of whom have Ph. D degrees. The group was enhanced by the addition of Dr. Kamel Egbaria as the Company's Executive Vice President and Chief Scientific Officer who was hired in April 2010 and brings to the Company over 30 years experience in the pharmaceutical industry with an emphasis on liquid products development and manufacturing. The Company also enters into strategic arrangements with other pharmaceutical companies. These strategic arrangements include both development contracts where Hi-Tech pays a third party to develop a new product and licensing arrangements where Hi-Tech sells a product and pays a royalty to the owner of the ANDA or NDA.

For the fiscal years ended April 30, 2010, 2009 and 2008 total R&D expenditures were $7,559,000, $7,429,000 and $6,208,000, respectively. The increase in the past two years is the result of expenditures on both internal and external development projects. The Company's largest expenditure on a single project was for a product line that is being jointly developed with two other generic drug companies. The Company spent $713,000, $2,978,000 and $1,591,000 in fiscal years ended April 30, 2010, 2009 and 2008, respectively, on this project including expenditures on a clinical trial. An ANDA was filed for one of the products in this product line in fiscal 2010.

We have 16 ANDA applications pending at the FDA that address over $1.0 billion in annual brand and generic product sales in the United States in 2009 according to IMS Health. Additionally, the Company has approximately 20 products targeting over $3 billion in branded revenue in development. The Company does not know when any of these products will be approved.

ECR Growth Strategy

Our ECR subsidiary expects to launch Zolpimist®, a sleep aid which utilizes a unique oral spray delivery system, in the second quarter of fiscal year 2011 and establish its presence in the substantial US insomnia marketplace. ECR also anticipates launching Tropazone™ Cream, a line extension of its current franchise, during the fiscal third quarter of 2011. ECR's business and drug development efforts continue to focus on its current products in order to strengthen their position and longevity in the marketplace, on internally developed products which offer patient enhancements, and to take advantage of its sales group's expertise through licensing and acquisition efforts or partnerships. ECR's growth has positioned it to further enhance its marketing footprint through the continued expansion of its sales organization. During fiscal 2010, the sales group grew from 50 to 60 representatives, and the Company plans to add an additional 15 to 20 representatives in fiscal year 2011.

Customers and Marketing

We market our products to chain drug stores, drug wholesalers, managed care purchasing organizations, certain Federal government agencies, generic distributors, mass merchandisers and mail order pharmacies. We sell our generic products to over 100 active accounts located throughout the United States. For the fiscal year ended April 30, 2010, McKesson Corporation, AmerisourceBergen and Cardinal Health accounted for net sales of approximately 22%, 16%, and 16%, respectively. These customers represented approximately 65% of the outstanding accounts receivable at April 30, 2010. Our top five customers accounted for approximately 66% and 57% of the Company's total sales for the fiscal years ended April 30, 2010 and 2009, respectively. If any of our top five customers discontinues or substantially reduces its purchases from the Company, it may have a material adverse effect on our business and financial condition. We believe, however, that we have good relationships with our customers.

The Company has standard industry agreements made in the ordinary course of business with these customers which include prompt payment discount, and various standard fee or rebate arrangements. Purchases are made on a purchase order basis. The agreements do not bind the customers to purchase their requirements from the Company.

We utilize our state of the art manufacturing facilities and laboratories to offer contract manufacturing services to our existing as well as potential customers.

ECR currently markets eight different products primarily in the south and southeastern United States. These products are detailed and sampled by ECR's sales force primarily to physicians serving in general practice, family medicine and certain specialty areas. ECR sells its products to established drug wholesalers, with key customers including Cardinal Health, Inc., McKesson Corporation and AmerisourceBergen Corporation. ECR has arrangements with these wholesalers to stock our products in pharmacies in the areas in which we detail the products.

We market HCP brands using various marketing strategies which include professional and consumer sampling and educational programs, telemarketing, coupon promotions, contemporary packaging, national print media, and in store promotions and circulars. We also have placed a significant emphasis on direct response advertising to reach consumers on a one on one basis and the use of the internet as a vehicle to promote our brands and emphasize our Company's goal of helping people with diabetes live a healthier life. We view the internet as an effective vehicle to educate people with diabetes about making good decisions in helping manage their condition. Our websites are registered under the domain names diabeticproducts.com, Zostrix.com, Mag-Ox.com and nasalease.com, which are linked to most search engines and diabetic based websites.

Health Care Products currently employs 10 full time employees in sales, marketing and administration, and 5 independent commission sales representative organizations.

We are focused on growth and will continue to develop new branded and generic products as well as devise new marketing strategies to penetrate our markets. We are seeking to complement this internal effort by acquiring products for future marketing, as well as licensing rights to proprietary products and technologies for development and commercialization. We will place increasing emphasis on establishing co-development and co-marketing agreements with strategic partners.

Facilities

Our manufacturing facilities are designed to be flexible in order to allow for the low cost production of a variety of products of different dosages, sizes, packaging and quantities while maintaining a high level of quality and customer service. This flexible production capability allows us to adjust on-line production in order to meet customer requirements.

We operate from six buildings owned by the Company on one site in Amityville, New York, totaling approximately 207,000 square feet. Additionally, the Company leases a 12,000 square foot facility in Montgomery, AL which houses the Midlothian

Laboratories division, and a 12,000 square feet building in Richmond, Virginia, which houses ECR's administrative offices and warehouse.

Raw Materials/Active Pharmaceutical Ingredients

The active compounds for our products, also called active pharmaceutical ingredients or APIs, are purchased from specialized manufacturers and are essential to our business and success. API manufacturers are required to file a Drug Master File with the FDA. Each individual API must be approved by the FDA as part of the ANDA approval process. API manufacturers are also regularly inspected by the FDA.

In some cases, the raw materials used to manufacture pharmaceutical products are only available from a single FDA-approved supplier. Even when more than one supplier exists, the Company may elect to list, and in most cases has only listed, one supplier in its applications with the FDA. Any change in a supplier not previously approved must then be submitted through a supplemental approval process with the FDA.

It is crucial for the business to select suppliers that meet Current Good Manufacturing Practices ("cGMP") requirements and that are reliable and offer competitive prices. We are proactive in maintaining good relationships with our API suppliers because we believe that these relationships allow us to save crucial time and be cost competitive. For new products in development, the timely selection of the right API suppliers that have access to cutting-edge chemical and process technologies, and in some cases offer proprietary and patented methods for chemical synthesis and manufacturing processes, can potentially give us a significant advantage over our competitors.

We believe we have good, cooperative working relationships with our suppliers and are not experiencing any difficulty in obtaining raw materials. If a supplier were unable to supply us, we believe we could locate an alternative supplier. However, any change in suppliers of a raw material could cause significant delays and cost increases in the manufacture of products. To mitigate this risk and to lower costs, the Company is currently in the process of certifying alternative suppliers for several key APIs.

We have a non-exclusive supply agreement with Ragactives S.L.U. ("Ragactives") dated July 18, 2008 to supply dorzolamide hydrochloride, the active ingredient in Dorzolamide with Timolol Ophthalmic Solution and Dorzolamide Ophthalmic Solution. These products accounted for approximately 30% of Hi-Tech's sales for fiscal 2010. The agreement has a ten year term beginning in July 2008 and is automatically renewed for successive two year periods unless terminated by either party upon written notice not less than 180 days prior to the end of the current term. The agreement may be terminated by either party upon 90 days' notice for material breach of the agreement in the event the breaching party fails to remedy the breach during such 90 day period or immediately in the event of bankruptcy. The agreement provides that the Company will consider Ragactives as its preferential supplier of the product and the Company will give Ragactives notice of any offer from a third party manufacturer of the product to enable Ragactives to meet the price of product from such manufacturer. There are no minimum purchase requirements under the agreement; however, the Company is obligated to purchase at least seventy-five (75%) percent of its annual requirements of the product from Ragactives as long as Ragactives' price is not more than ten (10%) percent higher than other manufacturer's price. The agreement has standard confidentiality and indemnification clauses. We have no other material agreements with suppliers and we utilize standard purchase orders when obtaining materials.

Our Midlothian Laboratories division and our ECR Pharmaceuticals subsidiary use contract manufacturers to manufacture their products.

Competition

The market for generic pharmaceuticals is highly competitive. Our direct competition consists of numerous generic drug manufacturers, many of which have greater financial and other resources than we do. If one or more other generic pharmaceutical manufacturers significantly reduce their prices in an effort to gain market share, our profitability or market position could be adversely affected. Such competitive pressures was one of the causes of our decline in sales and profitability for fiscal 2007 and 2008. Competition is based principally on price, quality of products, customer service levels, reputation and marketing support.

Seasonality

Historically, the months of September through March account for a greater portion of the Company's sales than the other months of the fiscal year. However, this sales pattern is unlikely to continue as the Company sells fewer cough and cold products and more products without seasonal fluctuations. Even with these changes, period-to-period comparisons within the same fiscal year are not necessarily meaningful and should not be relied on as indicative of future results.

Government Regulation

FDA Oversight

Our products and facilities are subject to regulation by a number of Federal and state governmental agencies. The FDA, in particular, maintains oversight of our manufacturing process as well as the distribution of our products. Facilities, procedures, operations and/or testing of products are subject to periodic inspection by the FDA, the Drug Enforcement Administration and other authorities. In addition, the FDA conducts pre-approval and post-approval reviews and plant inspections to determine whether our systems and processes are in compliance with cGMP and other FDA regulations. Certain of our suppliers are subject to similar regulations and periodic inspections. We have had several FDA inspections including our most recent which took place in the third quarter of fiscal 2010.

A sponsor of a New Drug Application ("NDA") is required to identify in its application any patent that claims the drug or a use of the drug, which is the subject of the application. Upon NDA approval, the FDA lists the approved drug product and these patents in the Orange Book. In addition to patent exclusivity, the holder of the NDA for the listed drug may be entitled to a period of non-patent, market exclusivity, during which the FDA cannot approve an application for a bioequivalent product. If the listed drug is a new chemical entity, the FDA may not accept an ANDA for a bioequivalent product for up to five years following approval of the NDA for the new chemical entity. If it is not a new chemical entity but the holder of the NDA conducted clinical trials essential to approval of the NDA or a supplement thereto, the FDA may not approve an ANDA for a bioequivalent product before expiration of three years. Certain other periods of exclusivity may be available if the listed drug is indicated for treatment of a rare disease or is studied for pediatric indications.

The FDA has extensive enforcement powers, including the power to seize noncomplying products, to seek court action to prohibit their sale and to seek criminal penalties for noncomplying manufacturers. Although it has no statutory power to force the recall of products, the FDA usually accomplishes a recall as a result of the threat of judicially imposed seizure, injunction and/or criminal penalties.

On June 30, 2010, the Company received a warning letter from the U.S. Food and Drug Administration ("FDA") resulting from the most recent FDA inspection, which occurred in the third quarter of fiscal 2010. The warning letter primarily dealt with the marketing of several products that the FDA states require FDA approval and manufacturing practices related to those products. The Company responded to the warning letter and intends to meet with the FDA to determine how best to resolve these issues. The Company is suspending sales of these products until the issue is resolved. Sales of these products totaled approximately $5,000,000 in fiscal year 2010. Other than the suspended products, the Company does not anticipate any interruption in supply of its products.

ANDA Process

Although several of the products we currently manufacture and market do not require prior specific approval of the FDA, most products which we currently market and intend to market under our product development program require prior FDA approval using the ANDA procedure prior to being marketed. We currently have 43 approved products, 1 tentatively approved product, 16 products pending FDA approval including two products in which we have a financial interest, but were filed by other companies, and 20 products in active development, of which the majority will require ANDA submissions.

The ANDA approval process is generally less time-consuming and complex than the NDA approval process. It generally does not require new pre-clinical and clinical studies because it relies on the studies establishing safety and efficacy conducted for the drug previously approved through the NDA process. The ANDA process does, however, occasionally, require one or more bioequivalency studies to show that the ANDA drug is bioequivalent to the previously approved drug. Bioequivalence compares the bioavailability of one drug product with that of the referenced product formulation containing the same active ingredient. When established, bioequivalency confirms that the rate of absorption and levels of concentration in the bloodstream of a formulation of the previously approved drug and the generic drug are equivalent. Bioavailability indicates the rate and extent of absorption and levels of concentration of a drug product in the bloodstream needed to produce the same therapeutic effect. Such studies are not generally required to be performed for solutions (oral, ophthalmic, or solutions for inhalation). Suspensions and certain types of topical products do require bioequivalency testing. Topical creams and ointments require clinical testing. Fluticasone propionate required a large and expensive clinical trial. In certain cases, such as nasal spray suspensions, clinical studies are required in addition to bioequivalency studies to show efficacy compared to the branded product. Such studies, though not as extensive as corresponding studies conducted by innovator companies as part of their NDA process, will require substantial funding.

The completion of a prospective product's formulation, testing and FDA approval generally takes several years. Development activities could begin several years in advance of the patent expiration date, and may include bioequivalency and clinical studies. Consequently, we are presently selecting and will continue to select and develop drugs we expect to market several years in the future.

The timing of final FDA approval of ANDA applications depends on a variety of factors, including whether the applicant challenges any listed patents for the drug and/or its use and whether the brand-name manufacturer is entitled to one or more statutory exclusivity periods. Pending the resolution of any such issues the FDA is prohibited from granting final approval to generic products. In certain circumstances, a regulatory exclusivity period can extend beyond the life of a patent, and thus block ANDAs from being approved on the patent expiration date. For example, the FDA may now extend the exclusivity of a product by six months past the date of patent expiry if the manufacturer undertakes studies on the effect of their product in children ("pediatric extension"). See "Patent Challenge Process."

Before approving a product, the FDA also requires that a company's procedures and operations conform to cGMP regulations, as defined in the U.S. Code of Federal Regulations. The Company must follow the cGMP regulations at all times during the manufacture of its products.

If the FDA concludes that all substantive ANDA requirements (chemistry, bioequivalency, labeling and manufacturing) have been satisfied, but a final ANDA approval cannot be granted because of patent or exclusivity-related considerations, the FDA may issue a tentative approval.

Patent Challenge Process

The Hatch-Waxman Act provides incentives for generic pharmaceutical manufacturers to challenge patents on branded pharmaceutical products, their methods of use and specific formulations, as well as to develop non-infringing forms of the patented subject matter. The purpose of the Hatch-Waxman Act is to stimulate competition by providing incentives to generic companies to introduce their products early, and at the same time to ensure that such suits are not frivolous.

If there is a patent listed in the FDA's Orange Book at the time of filing an ANDA with the FDA and the generic drug company intends to market the generic equivalent prior to the expiration of that patent, the generic company files with its ANDA a certification asserting that the patent is invalid, unenforceable and/or not infringed ("Paragraph IV certification"). After receiving notice from the FDA that its application is acceptable for filing, the generic company sends the patent holder and the holder of the New Drug Application ("NDA") for the brand-name drug a notice explaining why it believes that the patents in question are invalid, unenforceable and/or not infringed. Upon receipt of the notice from the generic company, the patent holder has 45 days during which to bring a patent infringement suit in federal district court against the generic company. Should the patent holder bring suit, the discovery, trial and appeals process in such suits can take several years and have high legal costs.

If a suit is commenced by the patent holder, the Hatch-Waxman Act provides for an automatic stay on the FDA's ability to grant final approval of the ANDA for the generic product. The period during which the FDA may not approve the ANDA and the patent challenger therefore may not market the generic product is 30 months, or such shorter or longer period as may be ordered by the court. The 30-month period may or may not, and often does not, coincide with the timing of the resolution of the lawsuit or the expiration of a patent, but if the patent challenge is successful or the challenged patent expires during the 30-month period, the FDA may approve the generic drug for marketing, assuming there are no other obstacles to approval such as exclusivities given to the NDA holder.

Under the Hatch-Waxman Act, the developer of a proposed generic drug which is the first to have its ANDA accepted for filing by the FDA, and whose filing includes a Paragraph IV certification, may be eligible to receive a 180-day period of generic market exclusivity. This period of market exclusivity may provide the patent challenger with the opportunity to earn a return on the risks taken and its legal and development costs and to build its market share before competitors can enter the market.

Medicaid and Medicare

Medicaid, Medicare and other reimbursement legislation or programs govern reimbursement levels and require all pharmaceutical manufacturers to rebate a percentage of their revenues arising from Medicaid-reimbursed drug sales to individual states. Congress passed the Affordable Care Act in March 2010, which increased the rebate from 11% to 13% of the average manufacturer's price for sales of Medicaid-reimbursed products marketed under ANDAs. We believe that Federal or state governments may continue to enact measures aimed at reducing the cost of drugs to the public.

DEA

Because the Company sells and develops products containing controlled substances, it must meet the requirements and regulations of the Controlled Substances Act which are administered by the Drug Enforcement Agency ("DEA"). These regulations include stringent requirements for manufacturing controls and security to prevent diversion of or unauthorized access to the drugs in each stage of the production and distribution process. We have the approval of the DEA to sell certain generic pharmaceutical products containing narcotics. We are currently manufacturing 7 preparations containing narcotics and are developing other products that contain narcotics. In order to manufacture and sell products containing narcotics, we have implemented stringent security precautions to insure that the narcotics are accounted for and properly stored and handled.

In May 2009, the Company was contacted by the U. S. Department of Justice ("DOJ"), representing the Drug Enforcement Administration ("DEA"), concerning alleged regulatory violations of the Controlled Substances Act. DEA alleged that the Company failed to maintain and/or file certain required records and reports and that one of the Company's facilities failed to maintain the appropriate DEA registration. The Company paid a civil fine of $250,000 to settle, compromise and resolve this matter without the need for litigation. The Company has independently taken action to improve its DEA regulatory compliance program.

Environment

We believe that our operations comply in all material respects with applicable laws and regulations concerning the environment. While it is impossible to predict accurately the future costs associated with environmental compliance and potential remediation activities, compliance with environmental laws is not expected to require significant capital expenditures and has not had, and is not expected to have, a material adverse effect on our earnings or competitive position.

Product Liability

The sale of pharmaceutical products can expose the manufacturer of such products to product liability claims by consumers. A product liability claim, if successful and in excess of our insurance coverage, could have a material adverse effect on our financial condition. We maintain product liability insurance policies which provide coverage in the amount $20,000,000 per claim and in the aggregate.

Order Backlog

Due to the relatively short lead-time required to fill orders for our products, the backlog of orders is not material to our business.

Employees

As of April 30, 2010, we employed 389 full-time persons and 2 part-time persons, of whom 47 full-time employees and 1 part-time employee were engaged in executive, financial and administrative capacities; 87 in marketing, sales and service; 164 full-time employees and 1 part-time employee in production, warehousing and distribution; and 91 in research and development and quality control functions. We are not a party to a collective bargaining agreement. The management of the Company considers its relations with its employees to be satisfactory.

Website Access to Filings with the Securities and Exchange Commission

Additional information about the Company is available on our website at www.hitechpharm.com. All of our electronic filings with the SEC including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, are available on our website free of charge as soon as reasonably practicable after they are electronically filed with and furnished to the SEC. The SEC's internet site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our SEC filings are also available through the SEC's website at http://www.sec.gov. You may read and copy any material we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Room by calling the SEC at 1-800-SEC-0330. Information contained on our website is not incorporated by reference in the Annual Report on Form 10-K and shall not be deemed "filed" under the Securities Exchange Act of 1934.

ITEM 1A. Risk Factors.

The following risk factors could have a material adverse effect on the Company's business, financial position or results of operations. These risk factors may not include all of the important factors that could affect our business or our industry or that could cause our future financial results to differ materially from historic or expected results or cause the market price of our common stock to fluctuate or decline.

Our pipeline of products in development may be subject to regulatory delays at the FDA. Delays in key products could have material adverse effects on our business, financial position and results of operations.

Our future revenue growth and profitability are dependent upon our ability to develop and introduce new products on a timely basis in relation to our competitors' product introductions. Our failure to do so successfully could have a material adverse effect on our financial position and results of operations.

Many products require FDA approval prior to being marketed. The process of obtaining FDA approval to manufacture and market new and generic pharmaceutical products is rigorous, time-consuming, costly and largely unpredictable. We may be unable to obtain requisite FDA approvals on a timely basis for new generic products that we may develop. The Company has experienced delays on non-material products from time to time, and has on occasion withdrawn ANDAs when the Company determined that approval was not likely.

The ANDA process often results in the FDA granting final approval to a number of ANDAs for a given product. We may face immediate competition when we introduce a generic product into the market. These circumstances could result in significantly lower prices, as well as reduced margins, for generic products compared to brand products. New generic market entrants generally cause continued price and margin erosion over the generic product life cycle. The timing and cost of obtaining FDA approvals could adversely affect our product introduction plans, financial position and results of operations.

We currently sell numerous prescription items that the company believes do not currently require FDA approval. The FDA has taken action to require formal approvals for other products which previously did not require approvals. There is a risk that our unapproved products may be required to undergo a formal FDA approval process.

During fiscal year 2010, Hi-Tech sold approximately 35 generic prescription products which the company believes do not currently require FDA approvals. Some of these products were discontinued by the Company during the fiscal year, and some were suspended subsequent to year end upon receipt of a warning letter by the FDA. Most of these products either fall under the grandfathered Drug Efficacy Study Implementation ("DESI") or nutritional classifications. Grandfathered drugs are drugs that were on the market prior to the passage of the Food, Drug and Cosmetic Act of 1938. It was not until the passage of the Food, Drug and Cosmetic Act of 1938 that a New Drug Application (NDA) was required for marketing a drug product as the regulatory mechanism for insuring that all new drugs were cleared for safety prior to distribution. The requirement for pre-clearance for effectiveness was added by the 1962 amendment.

Following enactment of the 1938 law, drugs on the market prior to that time were exempted or "grandfathered" and manufacturers were not required to file an NDA. The premise was that all pre-1938 drugs were considered safe, and if the manufacturer did not change the product formulation or indication, then an NDA was not required. FDA has taken the position, however, that if manufacturing conditions or labeling for the pre-1938 drugs have changed then these drugs are no longer "grandfathered" and require formal FDA approval.

DESI drugs are drugs that were approved solely on the basis of their safety prior to 1962. Thereafter, Congress required drugs to be shown to be effective as well. The FDA initiated the DESI program to evaluate the effectiveness of those drugs that had been previously approved on safety grounds alone. These drugs, and those identical, related, and similar to them, may continue to be marketed until the administrative proceedings evaluating their effectiveness have been concluded, at which point continued marketing is only permitted if an NDA is approved for such drugs. The vast majority of the DESI proceedings have been concluded, but a few are still pending.

Nutritional products include pediatric, prenatal and geriatric vitamin supplements The regulatory category for these products is unclear and FDA may consider them to be unapproved drugs or misbranded products. The following table shows the sales contributions of these unapproved prescription products to each division and Hi-Tech's total sales for fiscal 2010.

	% of Sales
Hi-Tech Generics	5%
Health Care Products	1%
ECR Pharmaceuticals	74%
Midlothian Laboratories	97%
Hi-Tech (consolidated)	15%

Continuing studies of the proper utilization, safety and efficacy of pharmaceutical products are being conducted by the industry, government agencies and others. Such studies, which increasingly employ sophisticated methods and techniques, can call into question the utilization, safety and efficacy of currently marketed products. In some cases, these studies have resulted, and may in the future result, in the discontinuance of product marketing. These situations, should they occur, could have a material adverse effect on our profitability, financial position and results of operations.

We are subject to government regulation from the FDA and the DEA. We face significant costs and uncertainties associated with our efforts to comply with applicable regulations. Should we fail to comply, we could experience material adverse effects on our business, financial position and results of operations.

The pharmaceutical industry is subject to regulation by various Federal and state governmental authorities. For instance, we must comply with FDA requirements with respect to the manufacture, labeling, sale, distribution, marketing, advertising, promotion and development of pharmaceutical products. Failure to comply with FDA and other governmental regulations can result in fines, disgorgement, unanticipated compliance expenditures, recall or seizure of products, total or partial suspension of production and/or distribution, suspension of FDA's review of ANDAs, enforcement actions, injunctions and criminal prosecution. Under certain circumstances, the FDA also has the authority to revoke previously granted drug approvals. Although we have internal regulatory compliance programs and policies and have had a favorable compliance history, there is no guarantee that we may not be deemed to be deficient in some manner in the future. If we were deemed to be deficient in any significant way, it could have a material adverse effect on our business, financial position and results of operations.

In addition to the new drug approval process, the FDA also regulates the facilities and operational procedures that we use to manufacture our products. We must register our facilities with the FDA. All products manufactured in those facilities must be made in a manner consistent with current Good Manufacturing Practices ("cGMP"). Compliance with cGMP regulations requires substantial expenditures of time, money and effort in such areas as production and quality control to ensure full technical compliance. Failure to comply with cGMP regulations could result in an enforcement action brought by the FDA, which periodically inspects our manufacturing facilities for compliance, which could include withholding the approval of ANDAs or other product applications of a facility if deficiencies are found at that facility. FDA approval to manufacture a drug is site-specific. If the FDA would cause our manufacturing facilities to cease or limit production, our business could be adversely affected. Delay and cost in obtaining FDA approval to manufacture at a different facility also could have a material adverse effect on our business, financial position and results of operations.

The Drug Enforcement Administration ("DEA") enforces the Controlled Substances Act and maintains oversight over the Company's products that are considered controlled substances. The DEA requires the Company to comply with certain reporting and record keeping requirements and requires certification of the Company's facilities for the manufacture and sale of these products.

In May 2009, the Company was contacted by the U. S. Department of Justice ("DOJ"), representing the Drug Enforcement Administration ("DEA"), concerning alleged regulatory violations of the Controlled Substances Act. DEA alleged that the Company failed to maintain and/or file certain required records and reports and that one of the Company's facilities failed to maintain the appropriate DEA registration. The Company paid a civil fine of $250,000 to settle, compromise and resolve this matter without the need for litigation. The Company has independently taken action to improve its DEA regulatory compliance program.

We are subject, as are generally all manufacturers, to various Federal, state and local laws of general applicability, such as laws regulating working conditions, as well as environmental protection laws and regulations, including those governing the discharge of materials into the environment. Although we have not incurred significant costs associated with complying with such environmental provisions in the past, if changes to such environmental provisions are made in the future that require significant changes in our operations or if we engage in the development and manufacturing of new products requiring new or different environmental controls, we may be required to expend significant funds. Such changes could have a material adverse effect on our business, financial position and results of operations.

Once approved, our new products may not achieve the expected levels of market acceptance. Failure to capture market share on new products could have material adverse effects on our business, financial position and results of operations.

Our approved products may not achieve expected levels of market acceptance, which could have a material adverse effect on our profitability, financial position and results of operations. Even if we were able to obtain regulatory approvals of our new pharmaceutical products, generic or brand, the success of those products is dependent upon market acceptance. Levels of market acceptance for new products could be impacted by several factors, including:

- the timing of our market entry
- the availability of alternative products from our competitors
- the price of our products relative to that of our competitors
- the availability of authorized generics
- the acceptance of our products by government and private formularies

Many of these factors are not within our control.

Our industry is highly competitive. Competitors could cause pricing declines or loss of market share which could cause material adverse effects on our business, financial position and results of operations.

We face competition from other pharmaceutical manufacturers that potentially threatens the commercial acceptance and pricing of our products, which could have a material adverse effect on our business, financial position and results of operations. Competitors which compete with Hi-Tech on multiple products include Wockhardt, Qualitest, Actavis, Falcon, Bausch and Lomb and Apotex. Each of these competitors is larger than Hi-Tech and may have the ability to price products more competitively than Hi-Tech. These competitors may reduce prices on products that we currently market which would force us to lower our price or could cause us to lose market share.

Our competitors may be able to develop products and processes competitive with or superior to our own for many reasons, because they may have:

- proprietary processes or delivery systems
- larger research and development staffs
- larger sales and marketing staffs
- larger production capabilities
- more products
- more experience in developing new drugs and greater financial resources

Each of these factors and others could have a material adverse effect on our business, financial position and results of operations.

We sell our products to a limited number of major customers. The number of customers in our industry has declined due to consolidations over the past several years. Any significant reduction in business with any of our top five customers could have a material adverse effect on our business, financial position and results of operations.

Our top 5 customers, based on sales, accounted for 66% of our total sales for fiscal 2010. The Company has standard industry agreements made in the ordinary course of business with these customers which include prompt payment discounts, and various standard fee or rebate arrangements. Purchases are made on a purchase order basis. Therefore, the agreements are not material since they do not bind the customers to purchase their requirements from the Company. Any significant reduction of business with any of our top 5 customers could have a material adverse effect on our business, financial position and results of operations.

Sales of our products may be adversely affected by the continuing consolidation of our customers.

Significant amounts of our sales are made to a relatively small number of drug wholesalers, retail drug chains, managed care purchasing organizations, mail order pharmacies and hospitals. These customers represent an essential part of the distribution chain of generic pharmaceutical products. These customers have undergone, and are continuing to undergo, significant consolidation. This consolidation may result in these groups gaining additional purchasing leverage and consequently increasing the product pricing pressures facing our business. Additionally, the emergence of large buying groups representing independent retail pharmacies and the prevalence and influence of managed care organizations and similar institutions potentially enable those groups to attempt to extract price discounts on our products. The result of these developments may have a material adverse effect on our business, financial position and results of operations.

We are reliant on third party suppliers for the active ingredients for our products. A prolonged interruption in the supply of such products could have a material adverse effect on our business, financial position and results of operations.

Active pharmaceutical ingredients, packaging components, and other materials and supplies that we use in our pharmaceutical manufacturing operations, as well as certain finished products, are generally available and purchased from many different foreign and domestic suppliers. With the exception of a supply agreement for the active ingredient for the Company's Dorzolamide Hydrochloride products, the Company does not have any written material agreements with any of its raw material suppliers. Additionally, we maintain sufficient raw materials inventory, and in certain cases where we have listed only one supplier in our applications with the FDA, we have received FDA approval to use alternative suppliers should the need arise. However, there is no guarantee that we will always have timely and sufficient access to a critical raw material or finished product. A prolonged interruption in the supply of a single-sourced active ingredient or finished product could cause our financial position and results of operations to be materially adversely affected.

We manufacture a majority of our generic products and some of our over the counter brands at two facilities in one location. A significant disruption at this facility, even on a short term basis, could have a material adverse effect on our business, financial position and results of operations.

Our generic products and some of our branded products are produced at our two manufacturing facilities located at one site. The Company stores products at facilities in Amityville, NY, Montgomery, AL and Richmond, VA. A significant disruption at the manufacturing facilities, even on a short-term basis, could impair our ability to produce and ship products to the market on a timely basis, which could have a material adverse effect on our business, financial position and results of operations.

The following table shows the sales contributions of products manufactured at Hi-Tech's Amityville facility to each division and to the Company as a whole:

	% of Sales
Hi-Tech Generics	97%
Health Care Products	43%
ECR Pharmaceuticals	3%
Midlothian Laboratories	0%
Hi-Tech (consolidated)	80%

The Company uses multiple contract manufacturers to supply products not made at Hi-Tech's Amityville facility. Failure of one or more than one of these manufacturers to supply products to Hi-Tech could have material adverse effects on our business.

Approximately 97% of the products made for our ECR Pharmaceuticals subsidiary and 100% of the products made for Midlothian Laboratories division are made at contract manufacturers. Additionally, both our Health Care Products division and our Hi-Tech Generic division utilize contract manufacturers. The Company usually holds higher levels of inventory of products made from outside suppliers to minimize supply disruptions. In the event that one or more of these contract manufactures were to experience manufacturing problems or FDA regulatory issues and were unable to deliver product on behalf of the Company, our financial position and results from operations could be adversely affected.

In the normal course of business, we periodically enter into employment agreements, legal settlements and other agreements which incorporate indemnification provisions. We maintain insurance coverage which we believe will effectively mitigate our obligations under these indemnification provisions. Should our obligation under an indemnification provision exceed our coverage or should coverage be denied, it could have a material adverse effect on our business, financial position and results of operations.

In the normal course of business, we periodically enter into employment agreements, legal settlements, and other agreements which incorporate indemnification provisions. We maintain insurance coverage which we believe will effectively mitigate our obligations under these indemnification provisions. However, should our obligation under an indemnification provision exceed our coverage or should coverage be denied, it could have a material adverse effect on our business, financial position and results of operations.

We use a variety of estimates and assumptions in preparing our financial statements. Estimates, judgments and assumptions are inherently subject to change in the future, and any such changes could result in corresponding changes to the amounts of assets, liabilities, revenues, expenses and income. Any such changes could have a material adverse effect on our business, financial position and results of operations.

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Any changes in estimates, judgments and assumptions used could have a material adverse effect on our business, financial position and results of operations.

The financial statements included in the periodic reports we file with the Securities and Exchange Commission ("SEC") are prepared in accordance with GAAP. The preparation of financial statements in accordance with GAAP involves making estimates of expenses and income. This includes, but is not limited to, estimates, judgments and assumptions used in the adoption of the provisions of ASC Topic 360-10-35,"Impairment or Disposal of Long-Lived Assets" and ASC Topic 718,"Compensation—Stock Compensation". Estimates, judgments and assumptions are inherently subject to change in the future, and any such changes could result in corresponding changes to the amounts of assets, liabilities, revenues, expenses and income. Any such changes could have a material adverse effect on our business, financial position and results of operations.

Our business and results of operations could be adversely affected by qui tam litigation.

In connection with the sale of pharmaceutical products, certain claims alleging the submission of false claims to the government can form the basis for qui tam complaints to be filed. The qui tam provisions of the federal civil False Claims Act and various state civil False Claims Acts authorize a private person, known as a "relator" (i.e. "whistleblower"), to file civil actions under the federal and state statutes on behalf of the federal and state governments. Under the federal civil False Claims Act and applicable state civil False Claims Acts, the filing of a qui tam complaint by a relator imposes obligations on federal or state government authorities to investigate the allegations and to determine whether or not to intervene in the action. Such cases typically revolve around the marketing, sale and/or purchase of pharmaceutical products and allege wrongdoing in the marketing, sale and/or purchase of such products. Such complaints are filed under seal and remain sealed until the applicable court orders otherwise.

Our business and results of operations could be adversely affected if qui tam complaints are filed against us for alleged violations of any health laws and regulations and for damages arising from resultant false claims and we are found liable for violations alleged in any such matters.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

NONE

ITEM 2. PROPERTIES.

Our executive offices and manufacturing facilities are owned by the Company, are located in Amityville, New York, and are comprised of six buildings with approximately 207,000 square feet. These include:

- A 42,000 square foot facility dedicated to liquid and semi-solid production
- A 28,000 square foot facility housing a sterile manufacturing facility, DEA manufacturing, chemistry and microbiology laboratories
- A 72,000 square foot facility used for the warehousing of finished goods which also houses our Health Care Products division
- A 21,500 square foot facility with 3,500 square feet of research and development space and 18,000 square feet of warehouse space
- A 8,000 square foot office building which is utilized for administrative functions
- A 35,000 square foot facility acquired in April 2006 with mixed office, laboratory and manufacturing space

The Company leases a 12,000 square foot facility located in Montgomery, Alabama which houses our Midlothian Laboratories division. The lease on this facility expires in November 2013 and is renewable.

Additionally, the Company's ECR Pharmaceuticals subsidiary leases approximately 12,000 square feet in Richmond, Virginia. The lease on this facility expires August 31, 2014 and is renewable.

We believe that our properties are adequately covered by insurance and are suitable and adequate for our needs for several years.

ITEM 3. LEGAL PROCEEDINGS.

The disclosure under Note [L], Commitments, Contingencies and Other Matters, Legal Proceedings included in Part II Item 8 of this report is incorporated in this Part I Item 3 by reference.

ITEM 4. REMOVED AND RESERVED.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

The Company's common stock is traded on the National Global Market System of the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbol HITK.

The following table sets forth the high and low closing sales prices per share of the Company's common stock for the periods indicated on the NASDAQ National Global Market System. The quotations are inter-dealer prices, without retail mark-up, mark-down or commissions paid, and may not necessarily reflect actual transactions.

Quarter Ended	High	Low
Fiscal 2009		
July 31, 2008	12.15	8.50
October 31, 2008	12.46	5.90
January 31, 2009	7.39	3.46
April 30, 2009	7.80	4.50
Fiscal 2010		
July 31, 2009	17.73	7.37
October 31, 2009	25.38	13.49
January 31, 2010	29.09	18.27
April 30, 2010	26.65	20.00

As of July 12, 2010 the closing price of the Common Stock on the Nasdaq Global Market System was $22.61.

Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act.

The following graph compares, for the five year period ended April 30, 2010, the cumulative total stockholder return for our common stock, the Nasdaq Stock Market (U.S. companies) Index (the "Nasdaq Composite") and the Nasdaq Pharmaceutical Index (the "Nasdaq Pharmaceutical"). The graph assumes that $100 was invested on April 30, 2005 in the common stock of the Company, and in the Nasdaq Composite and the Nasdaq Pharmaceutical and assumes reinvestment of any dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Hi-Tech Pharmacal Co., Inc., The NASDAQ Composite Index
And The NASDAQ Pharmaceutical Index



$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
4/05
4/06
4/07
4/08
4/09
4/10
Hi-Tech Pharmacal Co., Inc.
NASDAQ Composite
NASDAQ Pharmaceutical

*$100 invested on 4/30/05 in stock or index, including reinvestment of dividends.
Fiscal year ending April 30.

Equity Compensation Plan Information

The table below sets forth, as of the end of the fiscal year ended April 30, 2010, for the Hi-Tech Pharmacal Co., Inc. Amended and Restated Stock Option Plan, 2009 Stock Option Plan and 1994 Director Stock Option Plan, as Amended ("Plans") the number of securities to be issued upon the exercise of outstanding options, warrants and rights; the weighted-average exercise price of the outstanding options warrants and rights; and the number of securities remaining for future issuance under the Plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,077,000	$ 13.35	245,000
Equity compensation plans not approved by security holders	—	—	—
Total	2,077,000	$ 13.35	245,000

There are no Company equity compensation plans not approved by the Company's stockholders.

UNREGISTERED SALES OF EQUITY SECURITIES, USE OF PROCEEDS AND ISSUER PURCHASES OF EQUITY SECURITIES

Recent Sales of Unregistered Shares

Period	Total Number of Shares Purchased	Average Price per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans (1)
02/01/10 – 02/28/10	0	$ 0.00	0	$ 0
03/01/10 – 03/31/10	0	$ 0.00	0	$ 0
04/01/10 – 04/30/10	0	$ 0.00	0	$ 0

(1) The Company's Board of Directors has authorized $23,000,000 to repurchase the Company's common stock. To date the Company has spent the entire $23,000,000 and has repurchased 2,456,000 shares. There are no further repurchases planned at this time.

Common Stock Holders

The Company believes there are approximately 7,000 holders of Common Stock, not including shares held in street name by brokers and nominees, as of July 12, 2010.

Dividends

The Company has never declared or paid any cash dividends, and it does not anticipate that it will pay cash dividends in the foreseeable future. The declaration of dividends by the Company in the future is subject to the sole discretion of the Company's Board of Directors and will depend upon the operating results, capital requirements and financial position of the Company, general economic conditions and other pertinent conditions or restrictions relating to any financing. The Company's Revolving Credit Agreement with JPMorgan Chase prohibits the payment of cash dividends.

ITEM 6. SELECTED FINANCIAL DATA

The selected financial data presented below as of and for the years, as indicated, is derived from the audited financial statements of the Company. This data is qualified in its entirety by reference to, and should be read in conjunction with, Management's Discussion and Analysis of Financial Condition and Results of Operations and the Company's financial statements and related notes thereto for the years ended April 30, 2010, 2009 and 2008. The following results may not be indicative of our future results.

YEAR ENDED APRIL 30,	2010	2009	2008	2007	2006
Statement of operations data					
Net sales	$ 163,691,000	$ 108,651,000	$ 62,017,000	$ 58,898,000	$ 78,020,000
Cost and expenses:					
Cost of goods sold	71,328,000	56,971,000	40,505,000	35,704,000	35,833,000
Selling, general and administrative expense	45,142,000	33,292,000	22,625,000	23,914,000	23,210,000
Research and product development costs	7,559,000	7,429,000	6,208,000	4,733,000	3,334,000
Royalty income	(3,572,000)	(547,000)	—	—	—
Contract research (income)	(894,000)	(136,000)	—	(123,000)	(27,000)
Interest expense	29,000	38,000	27,000	18,000	12,000
Interest (income) and other	(1,254,000)	(4,245,000)	(480,000)	(1,314,000)	(1,937,000)
Total costs and expenses	$ 118,338,000	$ 92,802,000	$ 68,885,000	$ 62,932,000	$ 60,425,000
Income (loss) before provision for income taxes	45,353,000	15,849,000	(6,868,000)	(4,034,000)	17,595,000
Provision for income tax expense/(benefit)	14,232,000	6,032,000	(1,770,000)	(1,998,000)	6,142,000
Net income (loss)	$ 31,121,000	$ 9,817,000	$ (5,098,000)	$ (2,036,000)	$ 11,453,000

YEAR ENDED APRIL 30,	2010	2009	2008	2007	2006
Basic earnings (loss) per share	$ 2.61	$ 0.87	$ (0.45)	$ (0.17)	$ 0.96
Diluted earnings (loss) per share	$ 2.50	$ 0.84	$ (0.45)	$ (0.17)	$ 0.85
Weighted average common shares outstanding, basic	11,903,000	11,303,000	11,353,000	11,884,000	11,939,000
Effect of potential common shares	522,000	389,000	—	—	1,465,000
Weighted average common shares outstanding, diluted	12,425,000	11,692,000	11,353,000	11,884,000	13,404,000

APRIL 30,	2010	2009	2008	2007	2006
Balance sheet data:					
Working capital	$ 88,692,000	$ 55,433,000	$ 45,875,000	$ 55,540,000	$ 65,234,000
Total assets	$ 150,284,000	$ 107,355,000	$ 85,012,000	$ 97,742,000	$ 100,379,000
Long-term debt	$ 37,000	$ 230,000	$ 0	$ 0	$ 0
Stockholders' equity	$ 134,766,000	$ 86,355,000	$ 75,165,000	$ 82,985,000	$ 88,442,000

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

GENERAL

The following discussion and analysis should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Report.

The following table sets forth, for all periods indicated, the percentage relationship that items in the Company's Statements of Operations bear to net sales.

	YEAR ENDED APRIL 30,		
	2010	2009	2008
Net sales	100.0%	100.0%	100.0%
Cost of sales	43.6%	52.4%	65.3%
Gross profit	56.4%	47.6%	34.7%
Selling, general & administrative expense	27.6%	30.7%	36.5%
Research and product development costs	4.6%	6.8%	10.0%
Royalty income	-2.2%	-0.5%	0.0%
Contract research (income)	-0.5%	-0.1%	0.0%
Interest expense	0.0%	0.0%	0.0%
Interest (income) and other	-0.8%	-3.9%	-0.8%
Total expenses	28.7%	33.0%	45.7%
Income (loss) before tax provision	27.7%	14.6%	-11.0%
Income tax provision (benefit)	8.7%	5.6%	-2.8%
Net income (loss)	19.0%	9.0%	-8.2%

RESULTS OF OPERATIONS FOR YEARS ENDED APRIL 30, 2010 AND 2009

Revenue

	2010	2009	Change	% Change
Hi-Tech Generics	$ 129,359,000	$ 88,848,000	$ 40,511,000	46%
Health Care Products	11,268,000	10,125,000	1,143,000	11%
Midlothian Laboratories	4,352,000	6,871,000	(2,519,000)	(37)%
ECR Pharmaceuticals	18,712,000	2,807,000	15,905,000	567%
Total	$ 163,691,000	$ 108,651,000	$ 55,040,000	51%

Net sales of Hi-Tech generic pharmaceutical products, which include some private label contract manufacturing, increased primarily due to new product launches in the previous year. Sales for Dorzolamide with Timolol Ophthalmic Solution and Dorzolamide Ophthalmic solution totaled $49,600,000 in the year as the Company sold significantly more units, although at lower average prices than the previous year in which sales totaled $23,500,000 for the six months in which the product was sold in the previous year. The Company launched Hydrocortisone with Acetic Acid, a generic version of VoSol® HC, which the Company acquired in fiscal 2007, and sales of this product were the second largest driver of Hi-Tech's generic sales increase. Strong sales of Sulfamethoxazole with Trimethoprim and Fluticasone Propionate nasal spray also contributed to the strong results. Sales of Dorzolamide and Fluticasone products surged in the Company's fourth quarter as a competitor was unable to supply these products. The Company discontinued several unapproved cough and cold products, salicylic acid products and some strengths of urea products during the year, which resulted in significantly lower sales of these products.

The Health Care Products division, which markets the Company's branded OTC products, experienced higher sales of Diabetic Tussin® and Multibetic®. Additionally, the Company acquired the Mag-Ox® line of Magnesium supplements from Blaine Pharmaceuticals in March 2010, and benefited from two months of sales of these products.

Midlothian Laboratories' sales declined due to the discontinuation of unapproved cough and cold products in fiscal 2009 and the divestiture of certain nutritional products in July 2009, for which the Company is now receiving royalty income through July 31, 2012. Sales of these nutritional products totalled $1,600,000 in fiscal 2009.

In February 2009, the Company acquired the assets of ECR Pharmaceuticals which sells branded prescription products. Sales for the period included sales of the Lodrane® line of antihistamines, the Dexpak® line of corticosteroids, Bupap®, an analgesic tablet and VoSol® HC, a product indicated for swimmer's ear. In February 2010, ECR launched Tropazone ™ , a treatment for dermatitis. Sales of Lodrane® accounted for approximately 75% of the sales of this subsidiary, and the Company implemented a pricing increase in January 2010 for its Lodrane® line.

Cost of Sales

	2010		2009	
	$	% of sales	$	% of sales
Cost of Sales	$ 71,328,000	44%	$ 56,971,000	52%

The primary factor for an increase in gross profit is a full year of sales from our ECR Pharmaceuticals subsidiary, which sells higher margin branded products. Gross margins declined in our Midlothian Laboratories' business with a change in product mix, and this business now has the lowest margins among our businesses. A full year of sales of higher margin generic products, including Dorzolamide with Timolol ophthalmic solution, Dorzolamide ophthalmic solution and Hydrocortisone with Acetic Acid, also contributed to higher gross margins. As competitors entered the Dorzolamide products market, the Company experienced a decline in the sales price and gross profit margin for these products. Sales of some products, such as Sulfamethoxazole with Trimethoprim, were at higher average prices than the previous year due to a price increase and a change in the mix of customers. The Company was able to negotiate lower raw material prices from some of its suppliers, helping decrease costs. Subsequent to year end, due to a warning letter from the FDA the Company suspended sales of Paregoric, Urea 40% and vitamins containing fluoride. As a consequence of the withdrawal of these products, the Company wrote off the value of inventory at year end by approximately $865,000. In fiscal 2010 these products contributed approximately $5,000,000 in sales and approximately $2,000,000 in gross margin.

Expense Items

	2010	2009	Change	% Change
Selling, general and administrative expense	$ 45,142,000	$ 33,292,000	$ 11,850,000	36%
Research and product development costs	$ 7,559,000	$ 7,429,000	$ 130,000	2%
Royalty income	$ (3,572,000)	$ (547,000)	$ (3,025,000)	553%
Contract research (income)	$ (894,000)	$ (136,000)	$ (758,000)	557%
Interest expense	$ 29,000	$ 38,000	$ (9,000)	(24)%
Interest (income) and other	$ (1,254,000)	$ (4,245,000)	$ 2,991,000	(70)%
Provision for income tax expense	$ 14,232,000	$ 6,032,000	$ 8,200,000	136%

Selling, general and administrative expenses for the period ended April 30, 2010 include expenses of the ECR Pharmaceuticals subsidiary. ECR Pharmaceuticals markets branded pharmaceuticals to doctors and therefore, spends a higher proportion of its sales on selling, general and administrative expenses. ECR Pharmaceuticals' sales force increased during the year from fifty to over sixty sales representatives. ECR Pharmaceutical's selling, general and administrative expenses totaled

$8,570,000 for the year ended April 30, 2010. ECR's selling, general and administrative expenses for fiscal year 2009 were only $623,000, as it was acquired in February 2009.

During the fiscal year ended April 30, 2010, the Company paid $6,200,000 to its royalty partner on the Dorzolamide with Timolol Ophthalmic Solution including a $2,100,000 payment to buy out the future royalty stream. These payments are included in selling, general and administrative expense. For the year ended April 30, 2009 the Company paid $5,000,000 in royalties to its partner.

Additional increases in selling, general and administrative expenses in the current fiscal year included freight, legal, compensation, and IT expenses related to the implementation of the SAP enterprise resource planning system.

Expenditures for research and development were driven by the end of clinical trials for an externally developed project offset by increased expenditures on other external projects.

Royalty income increased due to royalties on certain nutritional products divested by Midlothian Laboratories in July 2009. Royalty income also includes royalties relating to Brometane which the Company divested in July 2008 and a royalty on sales of the 500 mg strength Naprelan®.

Contract research income was primarily for work completed on a product for a company in the branded prescription product market. The Company plans to manufacture this product once it is approved the FDA.

Interest (income) and other includes the $1,000,000 gain on the sale of the related rights to certain nutritional products previously sold by Midlothian for the fiscal year ended April 30, 2010. Interest (income) and other includes the $3,500,000 gain on the sale of Brometane for the fiscal year ended April 30, 2009.

The effective tax rate declined in fiscal year 2010 from fiscal year 2009 due to the benefit from the exercises of options in a disqualifying disposition, and the reduction of the accrual for uncertain tax positions in the current year, compared to an increase in the prior year.

Income Analysis

	2010	2009	Change	% Change
Net Income	$ 31,121,000	$ 9,817,000	$ 21,304,000	217%
Basic Earnings Per Share	$ 2.61	$ 0.87	$ 1.74	200%
Diluted Earnings Per Share	$ 2.50	$ 0.84	$ 1.66	198%
Weighted Average Common Shares Outstanding, Basic	11,903,000	11,303,000	600,000	5%
Effect of Potential Common Shares	522,000	389,000	133,000	34%
Weighted Average Common Shares Outstanding, Diluted	12,425,000	11,692,000	733,000	6%

Shares outstanding increased due to the exercise of options, and the effect of potential common shares increased due to a higher stock price which resulted in a higher number of "in the money" outstanding options.

RESULTS OF OPERATIONS FOR YEARS ENDED APRIL 30, 2009 AND 2008

Revenue

	2009	2008	Change	% Change
Hi-Tech Generics	$ 88,848,000	$ 46,256,000	$ 42,592,000	92%
Health Care Products	10,125,000	10,846,000	(721,000)	(7)%
Midlothian Laboratories	6,871,000	4,216,000	2,655,000	63%
ECR Pharmaceuticals	2,807,000	0	2,807,000	N/A
Naprelan®	0	699,000	(699,000)	N/A
Total	$ 108,651,000	$ 62,017,000	$ 46,634,000	75%

Net sales of Hi-Tech generic pharmaceutical products, which includes some private label contract manufacturing, increased due to new product launches during the year, including Dorzolamide with Timolol Ophthalmic Solution and Dorzolamide Ophthalmic Solution, and a full year of sales of products launched in the prior year including Fluticasone Proprionate nasal spray, 50 mcg and Hydrocodone Bitartrate and Homatropine Methylbromide Syrup. These increases were partially offset by decreases in sales of cough and flu products as well as urea based products. Dorzolamide with Timolol Ophthalmic Solution, launched in October 2008, became the Company's largest selling product with sales of $20,100,000. Fluticasone Proprionate nasal spray, Hydrocodone Bitartrate and Homatropine Methylbromide Syrup and Dorzolamide Ophthalmic Solution contributed over $11,000,000 to the growth in sales. Additionally, the Company experienced higher than normal levels of orders from customers late in the fourth quarter.

Sales for the Health Care Products division, which markets the Company's branded OTC products, were down slightly as sales of the newly launched Zostrix® Neuropathy Cream and Nasal Ease® partially offset declines of in-line products. During the fiscal fourth quarter of 2009, the FDA prohibited the Company from importing Nasal Ease® due to an issue with labeling. The Company is working with the manufacturer to import a product with new specifications which meet all FDA requirements.

In December 2007, Hi-Tech acquired the assets of Midlothian Laboratories, a company which markets and distributes generic products in the cough and cold and prescription vitamin markets. The 2008 period represents four months of sales, while the 2009 period represents a full twelve months of sales. Sales in 2009 dropped in the fourth quarter, because a supplier of cough and cold medicines recalled multiple products which were sold by Midlothian. There is currently no supplier available to replace these products.

The Company acquired substantially all of the assets of E. Claiborne Robins Company, Inc. d/b/a ECR Pharmaceuticals on February 27, 2009. Sales for 2009 comprise sales in March and April 2009. This subsidiary's products treat various disease states, including cough and cold symptoms, allergies, poison ivy and contact dermatitis, and pain relief.

In April 2007, Hi-Tech divested Naprelan®. Sales of Naprelan® in the fiscal 2008 year represent inventory sold as part of the divestiture.

Cost of Sales

	2009		2008	
	$	% of sales	$	% of sales
Cost of Sales	$ 56,971,000	52%	$ 40,505,000	65%

The decrease in cost of sales as a percentage of net sales is due to sales of newly launched products, in particular Dorzolamide with Timolol Ophthalmic Solution, Dorzolamide Ophthalmic Solution and Hydrocodone Bitartrate and Homatropine Methylbromide Syrup because these products have a higher margin. As potential competitors come into the market and begin selling Dorzolamide products, the Company anticipates a decline in the sales price and gross profit margin for such products.

Additionally, both Midlothian Laboratories and ECR Pharmaceuticals have higher gross margins than Hi-Tech's core generic business; therefore, increased sales from these divisions contributed to the higher gross margin. The Company increased overhead spending in the information systems, quality and regulatory areas. This spending was offset by increased manufacturing volumes.

In connection with our transition to a new computer system in March 2009, the Company began expensing corrugated boxes at the time of purchase instead of including them in inventory. The amount of corrugated boxes in inventory at April 30, 2008 was $152,000.

Expense Items

	2009	2008	Change	% Change
Selling, general and administrative expense	$ 33,292,000	$ 22,625,000	$ 10,667,000	47%
Research and product development costs	$ 7,429,000	$ 6,208,000	$ 1,221,000	20%
Royalty income	$ (547,000)	—	$ (547,000)	N/A
Contract research (income)	$ (136,000)	—	$ (136,000)	N/A
Interest expense	$ 38,000	$ 27,000	$ 11,000	41%
Interest (income) and other	$ (4,245,000)	$ (480,000)	$ (3,765,000)	784%
Provision for income tax expense/(benefit)	$ 6,032,000	$ (1,770,000)	$ 7,802,000	(441)%

Increases in selling, general and administrative expenses are primarily due to the royalty paid to a partner on the Dorzolamide with Timolol Ophthalmic Solution. The Company incurred a royalty expense during the year ended April 30, 2009 of approximately $5,000,000 based on gross profits on sales of Dorzolamide with Timolol Ophthalmic Solution since the launch on October 28, 2008. The Company will continue to pay this royalty as long as the profitability on the product exceeds certain thresholds.

Additional increases in the selling, general and administrative expenses include expenses of the Midlothian division which incurred twelve months of expense in fiscal 2009 versus the prior year where it was only part of Hi-Tech for four months. Additionally, the Company acquired substantially all of the assets of E. Claiborne Robins Company, Inc. d/b/a ECR Pharmaceuticals on February 27, 2009. ECR Pharmaceuticals markets branded pharmaceuticals to doctors with a sales force of approximately fifty sales representatives, and therefore spends a higher proportion of its sales on selling, general and administrative expenses. ECR Pharmaceutical's selling, general and administrative expenses totaled $623,000 in fiscal 2009. The Company also had increased amortization of intangibles relating to the Midlothian Laboratories and ECR Pharmaceuticals acquisitions of $372,000.

The increase in expenditures for research and development were driven by increased expenditures on externally developed projects. The Company spent $2,978,000 and $1,591,000 in fiscal year 2009 and fiscal year 2008, respectively, on a product line, outside of its area of expertise, that is being jointly developed with two other generic companies and that require expenditures on a clinical trial. The clinical trial for this product is ongoing, and the Company believes that it will file an ANDA for one of these products in late fiscal year 2010.

Royalty income includes royalties relating to Brometane, a cough and cold product which the Company divested in July 2008 and income received from outside parties for research performed by the Company. The Company also began receiving a small royalty on sales of certain Naprelan® strengths in January 2009, due to a court hearing upholding the patent and the generic being pulled from the market.

Interest (income) and other includes a reimbursement from the dealer of $500,000, for a loss realized in the prior year, from the sale of an auction rate security. Also, included in Interest (income) and other is the $3,500,000 gain on the sale of the related rights to Brometane, a cough and cold product which the Company divested in July 2008. Interest income decreased in fiscal 2009, because the Company had lower average cash and investment balances and the investments were held in accounts which paid lower rates of interest.

The Company recorded a provision for income taxes amounting to 38% of income before income taxes for the fiscal year ended April 30, 2009, compared to a benefit amounting to 26% of the loss before income taxes for the year ended April 30, 2008. The difference in the effective tax rate is mainly due to changes period over period in permanent differences that have a smaller percentage impact on the current period provision. The Company recorded a liability for uncertain tax positions under ASC Topic 740-10, related to research and development credits taken by the Company in the net amount of $427,000 and $162,000 as of April 30, 2009 and 2008, respectively.

Income Analysis

	2009	2008	Change	% Change
Net Income (Loss)	$ 9,817,000	$ (5,098,000)	$ 14,915,000	(293)%
Basic Earnings (Loss) Per Share	$ 0.87	$ (0.45)	$ 1.32	(293)%
Diluted Earnings (Loss) Per Share	$ 0.84	$ (0.45)	$ 1.29	(287)%
Weighted Average Common Shares Outstanding, Basic	11,303,000	11,353,000	(50,000)	0%
Effect of Potential Common Shares	389,000	—	389,000	N/A
Weighted Average Common Shares Outstanding, Diluted	11,692,000	11,353,000	339,000	3%

Shares outstanding were not diluted by options for fiscal year 2008, because the effect would have been antidilutive. Additionally, the Company repurchased 254,000 shares of common stock this fiscal year, lowering the basic shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES

The Company's operations are historically financed principally by cash flows generated from operations. At April 30, 2010 and April 30, 2009, working capital was approximately $88,692,000 and $55,433,000, respectively. The increase of $33,259,000 was primarily due to operating income earned during the fiscal year and cash received as a result of the exercise of stock options.

Cash flows provided by operating activities were approximately $21,133,000 which was primarily the result of net income of $31,121,000 plus non-cash expenses for depreciation and amortization of $4,287,000 and stock based compensation of $2,459,000 less non-operating gains of $1,000,000 for the sale of certain nutritional products by Midlothian Laboratories. These inflows were offset by an increase of accounts receivables of $8,556,000 and various other changes in working capital accounts. The receivables for the Company increased primarily due to the increase in sales of $2,204,000 in the fourth quarter and extended terms offered to certain customers. Higher than normal orders in March and April for Dorzolamide and Fluticasone products led to higher receivables levels and lower inventory levels than the Company would have expected to have at year end. Additionally, the Company extended payment terms to certain large customers of the Hi-Tech generic division. The Company wrote down $865,000 for finished goods and raw material inventory of products temporarily withdrawn from the market after the fiscal year end.

Cash flows used in investing activities were approximately $19,154,000 and were principally due to acquisitions of intangible assets as per the following table:

Acquisition		Amount
Blaine intangible assets	$	4,100,000
Clobetasol ANDAs	$	4,000,000
Zolipimist®	$	3,000,000
ECR installment payments and earn-out	$	6,200,000
Other	$	280,000

Capital expenditures of $3,917,000 in the fiscal year included an expansion of the production area in our non-sterile manufacturing facility and the purchase of a new high speed filler for our sterile facility.

Cash flows provided by financing activities were $16,148,000 and primarily resulted from the net proceeds and the tax benefit resulting from the exercise of stock options. In the fiscal year ended 2010 the Company did not purchase any treasury stock.

The Company entered into a Revolving Credit Agreement, effective as of June 1, 2010, with JPMorgan Chase (the "Revolving Credit Agreement"). The Revolving Credit Agreement permits the Company to borrow up to $10,000,000 pursuant to a revolving credit note ("Revolving Credit Note") for, among other things within certain sublimits, general corporate purposes, acquisitions, research and development projects and future stock repurchase programs. Loans shall bear interest at a rate equal to, at the Company's option, in the case of a CB Floating Rate Loan, as defined in the Revolving Credit Agreement, the Prime Rate, as defined in the Revolving Credit Agreement; provided that, the CB Floating Rate shall never be less than the Adjusted One Month LIBOR Rate, or for a LIBOR Loan, at a rate equal to the Adjusted LIBOR Rate plus the Applicable Margin, as such terms are defined in the Revolving Credit Agreement. The Revolving Credit Agreement contains covenants customary for agreements of this type, including covenants relating to a liquidity ratio, a debt service coverage ratio and a minimum consolidated net income. Borrowings under the Revolving Credit Agreement mature on May 27, 2013.

If an event of default under the Revolving Credit Agreement shall occur and be continuing, the commitments under the Revolving Credit Agreement may be terminated and the principal amount outstanding under the Revolving Credit Agreement, together with all accrued unpaid interest and other amounts owing under the Revolving Credit Agreement and related loan documents, may be declared immediately due and payable.

The Company also entered into a $5,000,000 equipment financing agreement with JPMorgan Chase on June 1, 2010. This agreement has similar interest rates.

The Company may not declare or pay dividends or distributions, other than dividends payable solely in capital stock, so long as the Revolving Credit Note remains unpaid.

The Company believes that its financial resources consisting of current working capital, anticipated future operating revenue and its credit line will be sufficient to enable it to meet its working capital requirements for at least the next twelve months.

RECENT ACCOUNTING PRONOUNCEMENTS

ISSUED

In January 2010, the FASB amended the existing disclosure guidance on fair value measurements, which was effective January 1, 2010, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which is effective May 1, 2011. Among other things, the updated guidance requires additional disclosure for the amounts of significant transfers in and out of Level 1 and Level 2 measurements and requires certain Level 3 disclosures on a gross basis. Additionally, the updates amend existing guidance to require a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs to fair value measurements. Since the amended guidance requires only additional disclosures, the adoption of the provisions effective May 1, 2011 will not impact the Company's financial position or results of operations. The implementation of this guidance, for the provisions effective January 1, 2010, did not have a material impact on the Company's consolidated financial statements.

ADOPTED

In June 2009, the Financial Accounting Standards Board (FASB) issued guidance which is included in the Codification in FASB Accounting Standards Codification (ASC) 105, "Generally Accepted Accounting Principles." This guidance modifies the Generally Accepted Accounting Principles (GAAP) hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative accounting literature. Effective July 2009, the FASB ASC, also known collectively as the "Codification," is considered the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the SEC. This guidance is effective for financial statements issued for reporting periods that end after September 15, 2009. Where possible, FASB references have been replaced with ASC references.

As of July 31, 2009, the Company implemented FASB ASC 825-10-65-1, "Financial Instruments" (ASC 825-10-65-1). ASC 825-10-65-1 provides disclosure about fair value of financial instruments in interim as well as in annual financial statements. This guidance is effective for periods ending after June 15, 2009.

In December 2007, the FASB issued guidance which is included in the Codification in ASC 805, "Business Combination" (ASC 805). For the Company, the standard is applicable to new business combinations occurring on or after May 1, 2009. ASC 805 requires an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. Most significantly, ASC 805 requires that acquisition costs generally be expensed as incurred, certain acquired contingent liabilities be recorded at fair value, and acquired in-process research and development be recorded at fair value as an indefinite-lived intangible asset at the acquisition date. The implementation of this standard did not have a material impact on the Company's consolidated financial statements; however, this guidance may have an impact on the accounting for any future acquisitions.

In April 2009, the FASB issued updated guidance related to business combinations, which is included in the Codification in ASC 805-20, "Business Combinations — Identifiable Assets, Liabilities and Any Noncontrolling Interest" (ASC 805-20). ASC 805-20 amends the provisions in ASC 805 for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. ASC 805-20 is effective for contingent assets or contingent liabilities acquired in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The implementation of this guidance did not have a material impact on the Company's consolidated financial statements.

In May 2009, the FASB issued guidance which is included in the Codification in ASC 855, "Subsequent Events" (ASC 855). This guidance establishes the accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. This guidance was effective for interim or annual financial periods ending after June 15, 2009, and as such, became effective for the Company on July 31, 2009. In February 2010, the FASB amended this new guidance to eliminate the requirements to disclose the date through which subsequent events have been evaluated for public entities, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The Company adopted ASU 2010-09 in February 2010.

In August 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-05, "Fair Value Measurements and Disclosures" (Topic 820) (ASU 2009-05). ASU 2009-05 provided amendments to ASC 820-10, "Fair Value Measurements and Disclosures — Overall," for the fair value measurement of liabilities. ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain techniques. ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability. ASU 2009-05 also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The guidance if effective for the Company during the interim period ended October 31, 2009. The implementation of ASU 2009-05 did not have a material impact on the Company's consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

In preparing financial statements in conformity with generally accepted accounting principles in the United States of America, we are required to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the reporting period covered thereby. As a result, these estimates are subject to an inherent degree of uncertainty. We base our estimates and judgments on our historical experience, the terms of existing contracts, our observance of trends in the industry, information that we obtain from our customers and outside sources, and on various assumptions that we believe to be reasonable and appropriate under the circumstances, the results of which form the basis for making judgments which impact our reported operating results and the carrying values of assets and liabilities. These assumptions include but are not limited to the percentage of new products which may have chargebacks and the percentage of items which will be subject to price decreases. Actual results may differ from these estimates. Our significant accounting policies are more fully described in Note A to our financial statements.

Revenue recognition and accounts receivable, adjustments for returns and price adjustments, allowance for doubtful accounts and carrying value of inventory represent significant estimates made by management.

Revenue Recognition and Accounts Receivable: Revenue is recognized for product sales upon shipment and when risk is passed to the customer and when estimates of discounts, rebates, promotional adjustments, price adjustments, returns, chargebacks, and other potential adjustments are reasonably determinable, collection is reasonably assured and the Company has no further performance obligations. These estimates are presented in the financial statements as reductions to net revenues and accounts receivable. Estimated sales returns, allowances and discounts are provided for in determining net sales. Contract research income is recognized as work is completed and billable costs are incurred. In certain cases, contract research income is based on attainment of designated milestones.

Adjustments for Returns and Price Adjustments: Our product revenues are typically subject to agreements with customers allowing chargebacks, rebates, rights of return, pricing adjustments and other allowances. Based on our agreements and contracts with our customers, we calculate adjustments for these items when we recognize revenue and we book the adjustments against accounts receivable and revenue. Chargebacks, primarily from wholesalers, are the most significant of these items. Chargebacks result from arrangements we have with end users establishing prices for products for which the end user independently selects a wholesaler from which to purchase. A chargeback represents the difference between our invoice price to the wholesaler, which is typically stated at wholesale acquisition cost, and the end customer's contract price, which is lower. We credit the wholesaler for purchases by end customers at the lower price. Therefore, we record these chargebacks at the time we recognize revenue in connection with our sales to wholesalers.

The reserve for chargebacks is computed in the following manner. The Company obtains wholesaler inventory data for the wholesalers which represent approximately 95% of our chargeback activity. This inventory is multiplied by the historical percentage of units that are charged back and by the price adjustment per unit to arrive at the chargeback accrual. This calculation is performed by product by customer. The calculated amount of chargebacks could be affected by other factors such as:

- A change in retail customer mix
- A change in negotiated terms with retailers
- Product sales mix at the wholesaler
- Retail inventory levels
- Changes in Wholesale Acquisition Cost (WAC)

The Company continually monitors the chargeback activity and adjusts the provisions for chargebacks when we believe that the actual chargebacks will differ from our original provisions.

Consistent with industry practice, the Company maintains a return policy that allows our customers to return product within a specified period. The Company's estimate for returns is based upon its historical experience with actual returns. While such experience has allowed for reasonable estimation in the past, history may not always be an accurate indicator of future returns. The Company continually monitors its estimates for returns and makes adjustments when it believes that actual product returns may differ from the established accruals.

Included in the adjustment for sales allowances and returns is a reserve for credits taken by our customers for rebates, return authorizations and other discounts.

Sales discounts are granted for prompt payment. The reserve for sales discounts is based on invoices outstanding and assumes that 100% of available discounts will be taken.

Price adjustments, including shelf stock adjustments, are credits issued from time to time to reflect decreases in the selling prices of our products which our customer has remaining in its inventory at the time of the price reduction. Decreases in our selling prices are discretionary decisions made by us to reflect market conditions. Amounts recorded for estimated price adjustments are based upon specified terms with direct customers, estimated launch dates of competing products, estimated declines in market price and inventory held by the customer. The Company analyzes this on a case by case basis and makes adjustments to reserves as necessary.

The Company adequately reserves for chargebacks, discounts, allowances and returns in the period in which the sales takes place. No material amounts included in the provision for chargebacks and the provision for sales discounts recorded in the current period relate to sales made in the prior periods. The provision for sales allowances and returns includes reserves for items sold in the current and prior periods. The Company has substantially and consistently used the same estimating methods. We have refined the methods as new data became available. There have been no material differences between the estimates applied and actual results.

The Company determines amounts that are material to the financial statements in consideration of all relevant circumstances including quantitative and qualitative factors. Among the items considered is the impact on individual financial statement classification, operating income and footnote disclosures and the degree of precision that is attainable in estimating judgmental items.

The following table presents the roll forward of each significant estimate, which balances are reflected as deductions from accounts receivable as of April 30, 2010, 2009 and 2008 and for the years then ended, respectively.

	Beginning Balance May 1	Current Provision	Actual Credits in Current Period	Ending Balance April 30
For the year ended April 30, 2010				
Chargebacks	$ 3,299,000	$ 75,629,000	$ (72,243,000)	$ 6,685,000
Sales Discounts	786,000	5,923,000	(5,304,000)	1,405,000
Sales Allowances & Returns	8,140,000	27,959,000	(29,333,000)	6,766,000
Total Adjustment for Returns & Price Allowances	$ 12,225,000	$ 109,511,000	$ (106,880,000)	$ 14,856,000
For the year ended April 30, 2009				
Chargebacks	$ 2,668,000	$ 39,774,000	$ (39,143,000)	$ 3,299,000
Sales Discounts	440,000	4,111,000	(3,765,000)	786,000
Sales Allowances & Returns	5,357,000	26,299,000	(23,516,000)	8,140,000
Total Adjustment for Returns & Price Allowances	$ 8,465,000	$ 70,184,000	$ (66,424,000)	$ 12,225,000
For the year ended April 30, 2008				
Chargebacks	$ 3,509,000	$ 24,980,000	$ (25,821,000)	$ 2,668,000
Sales Discounts	257,000	2,233,000	(2,050,000)	440,000
Sales Allowances & Returns	5,520,000	13,346,000	(13,509,000)	5,357,000
Total Adjustment for Returns & Price Allowances	$ 9,286,000	$ 40,559,000	$ (41,380,000)	$ 8,465,000

Allowance for Doubtful Accounts: We have historically provided credit terms to customers in accordance with what management views as industry norms. Financial terms, for credit-approved customers, are generally on either a net 30 or 60 day basis, though most customers are entitled to a prompt payment discount. Management periodically and regularly reviews customer account activity in order to assess the adequacy of allowances for doubtful accounts, considering factors such as economic conditions and each customer's payment history and creditworthiness. If the financial condition of our customers were to deteriorate, or if they were otherwise unable to make payments in accordance with management's expectations, we would have to increase our allowance for doubtful accounts.

Inventories: We state inventories at the lower of average cost or market, with cost being determined based upon the average method. In evaluating the inventory, management considers such factors as the amount of inventory on hand, estimated time required to sell existing inventory and expected market conditions, including levels of competition. We establish reserves for slow-moving and obsolete inventories based upon our historical experience, product expiration dates and management's assessment of current product demand.

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of April 30, 2010 we are not involved in any material unconsolidated transactions.

The Company's Midlothian Laboratories division signed a lease for a 12,000 square foot facility in Montgomery, AL commencing on December 1, 2008 and terminating on November 30, 2013.

The Company's ECR Pharmaceuticals subsidiary signed a lease for approximately 12,000 square feet in Richmond, VA commencing September 1, 2009 and terminating August 31, 2014. The lease includes monthly payments of $6,941 which increase by 2% each year for the term of the lease.

The Company entered into two lease obligations to partially finance a new computer system.

In June 2010, the Company entered into an agreement to lease a parking lot in Amityville, NY. The Company will pay $90,000 over a five year period.

In April 2010, the Company entered into a purchase commitment for bottling, labeling and packaging equipment for approximately $1,087,000.

In connection with the acquisition of the assets of Midlothian Laboratories, LLC, the Company had a potential contingent liability of $500,000, the conditions of which were not met and will not be met, so the Company no longer has a contingent liability.

In connection with the acquisition of the assets of ECR Pharmaceuticals, the Company paid $2,062,000 for an earn-out and has a remaining contingent liability of up to an additional $1,938,000 if certain sales and gross margin levels are achieved by ECR over two one-year periods ending February 27, 2011 and 2012.

Subject to the information and qualifications included in the above paragraphs, the table below sets forth the Company's enforceable and legally binding future commitments and obligations relating to all contracts that we are likely to continue regardless of the fact that the contracts may be terminated. Some of the figures included in this table are based on management's estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors. Because these estimates and assumptions are necessarily subjective, the obligations we will actually pay in future periods may vary from those reflected in the table:

	Payments due by April 30,				
Contractual Obligations	**2011**	**2012**	**2013**	**2014**	**2015**
Montgomery, AL lease	$ 92,000	$ 92,000	$ 92,000	$ 54,000	
Richmond, VA lease	83,000	85,000	87,000	88,000	$ 30,000
Software lease (principal and interest)	204,000	37,000			
Amityville, NY lease	16,000	17,000	17,000	18,000	19,000
Equipment purchase commitment	1,087,000				
Total	$ 1,482,000	$ 231,000	$ 196,000	$ 160,000	$ 49,000

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are exposed to market risk for changes in the market values of our investments (Investment Risk) and the impact of interest rate changes (Interest Rate Risk). We have not used derivative financial instruments in our investment portfolio.

We maintain our portfolio of cash equivalents and short-term investments primarily in money market funds, but sometimes invest in a variety of securities, including both government and government agency obligations with ratings of A or better. Our investments seek to preserve the value of our principal, provide liquidity and maximize return on the Company's investment against minimal interest rate risk. Consequently, our interest rate and principal risk are minimal. The quantitative and qualitative disclosures about market risk are set forth below.

Investment Risk

As of April 30, 2010, our total holdings in equity securities of other companies, including available-for-sale securities, were $15,000. The fair values of these investments are subject to significant fluctuations due to volatility of the stock market and changes in general economic conditions.

We regularly review the carrying value of our investments and identify and recognize losses, for income statement purposes, when events and circumstances indicate that any declines in the fair values of such investments below our accounting basis are other than temporary.

Interest Rate Risk

Our exposure to interest rate risk relates primarily to our cash equivalents and our floating interest rate on our new revolving credit and equipment financing facilities with JPMorgan Chase. Our cash is invested in bank deposits and A-rated money market mutual funds.

We do not operate and transact business in foreign countries and are, therefore, not subject to the risk of foreign currency exchange rate fluctuations.

At this time, we have no material commodity price risks.

We do not believe that inflation has had a significant impact on our revenues or operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Hi-Tech Pharmacal Co., Inc.

We have audited the accompanying consolidated balance sheets of Hi-Tech Pharmacal Co., Inc. (the "Company") as of April 30, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended April 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hi-Tech Pharmacal Co., Inc. as of April 30, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hi-Tech Pharmacal Co., Inc.'s internal control over financial reporting as of April 30, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 13, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

Eisner LLP

New York, New York
July 13, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Hi-Tech Pharmacal Co., Inc.

We have audited Hi-Tech Pharmacal Co., Inc.'s (the "Company") internal control over financial reporting as of April 30, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2010, based on criteria established in Internal Control Integrated Framework issued by COSO.

We have also audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hi-Tech Pharmacal Co., Inc. as of April 30, 2010 and 2009 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended April 30, 2010 and our report dated July 13, 2010 expressed an unqualified opinion on those financial statements.

Eisner LLP

New York, New York
July 13, 2010

HI-TECH PHARMACAL CO., INC.

CONSOLIDATED BALANCE SHEETS

	April 30, 2010	April 30, 2009
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 36,018,000	$ 17,891,000
Accounts receivable (less allowances for doubtful accounts of $400,000 and $300,000 at April 30, 2010 and 2009, respectively)	40,452,000	31,896,000
Inventory	20,355,000	17,183,000
Prepaid income taxes	—	942,000
Deferred income taxes	4,219,000	3,498,000
Other current assets	3,129,000	3,676,000
TOTAL CURRENT ASSETS	**$ 104,173,000**	**$ 75,086,000**
Property and equipment, net	20,427,000	19,210,000
Deferred income taxes	883,000	—
Other assets	479,000	592,000
Intangible assets, net	24,322,000	12,467,000
TOTAL	**$ 150,284,000**	**$ 107,355,000**
LIABILITIES		
CURRENT LIABILITIES:		
Accounts payable	$ 5,484,000	$ 6,237,000
Accrued expenses	8,924,000	9,098,000
Current portion of obligation under capital lease	193,000	180,000
Notes payable	—	4,138,000
Income taxes payable	880,000	—
TOTAL CURRENT LIABILITIES	**$ 15,481,000**	**$ 19,653,000**
Obligation under capital lease	37,000	230,000
Deferred income taxes	—	1,117,000
TOTAL LIABILITIES	**$ 15,518,000**	**$ 21,000,000**
COMMITMENTS AND CONTINGENCIES (Note L)		
STOCKHOLDERS' EQUITY		
Preferred stock, par value $.01 per share; authorized 3,000,000 shares, none issued		
Common stock, par value $.01; authorized 50,000,000 shares, 15,017,000 and 13,786,000 shares issued at April 30, 2010 and 2009, respectively	150,000	138,000
Additional paid-in capital	75,345,000	57,977,000
Retained earnings	82,425,000	51,304,000
Accumulated other comprehensive (loss), net of tax	(154,000)	(64,000)
Treasury stock, 2,456,000 shares of common stock, at cost at April 30, 2010 and 2009	(23,000,000)	(23,000,000)
TOTAL STOCKHOLDERS' EQUITY	**$ 134,766,000**	**$ 86,355,000**
TOTAL	**$ 150,284,000**	**$ 107,355,000**

See notes to Consolidated Financial Statements

HI-TECH PHARMACAL CO., INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended April 30,		
	2010	2009	2008
NET SALES	$ 163,691,000	$ 108,651,000	$ 62,017,000
Cost of goods sold	71,328,000	56,971,000	40,505,000
GROSS PROFIT	92,363,000	51,680,000	21,512,000
COST AND EXPENSES:			
Selling, general and administrative expense	45,142,000	33,292,000	22,625,000
Research and product development costs	7,559,000	7,429,000	6,208,000
Royalty income	(3,572,000)	(547,000)	—
Contract research (income)	(894,000)	(136,000)	—
Interest expense	29,000	38,000	27,000
Interest (income) and other	(1,254,000)	(4,245,000)	(480,000)
TOTAL	$ 47,010,000	$ 35,831,000	$ 28,380,000
Income (loss) before provision for income taxes	45,353,000	15,849,000	(6,868,000)
Provision for income tax expense/(benefit)	14,232,000	6,032,000	(1,770,000)
NET INCOME (LOSS)	$ 31,121,000	$ 9,817,000	$ (5,098,000)
BASIC EARNINGS (LOSS) PER SHARE	$ 2.61	$ 0.87	$ (0.45)
DILUTED EARNINGS (LOSS) PER SHARE	$ 2.50	$ 0.84	$ (0.45)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING, BASIC	11,903,000	11,303,000	11,353,000
EFFECT OF POTENTIAL COMMON SHARES	522,000	389,000	—
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING, DILUTED	12,425,000	11,692,000	11,353,000

See notes to Consolidated Financial Statements

HI-TECH PHARMACAL CO., INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock							
	Shares	Amount	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock at Cost	Total Stockholders' Equity	Comprehensive Income (Loss)
BALANCE—APRIL 30, 2007	**13,424,000**	**$ 134,000**	**$ 50,783,000**	**$ 46,585,000**	**$ 4,873,000**	**$ (19,390,000)**	**$ 82,985,000**	
Net (loss)				(5,098,000)			(5,098,000)	$ (5,098,000)
Exercise of options	179,000	2,000	425,000				427,000	
Purchase of Treasury Stock						(1,961,000)	(1,961,000)	
Stock-based compensation expense			3,151,000				3,151,000	
Tax benefit from exercise of options			470,000				470,000	
Other comprehensive income (loss), net of tax					(4,809,000)		(4,809,000)	(4,809,000)
Total Comprehensive Income								$ (9,907,000)
BALANCE—APRIL 30, 2008	**13,603,000**	**$ 136,000**	**$ 54,829,000**	**$ 41,487,000**	**$ 64,000**	**$ (21,351,000)**	**$ 75,165,000**	
Net income				9,817,000			9,817,000	9,817,000
Exercise of options	183,000	2,000	312,000				314,000	
Purchase of Treasury Stock						(1,649,000)	(1,649,000)	
Stock-based compensation expense			2,532,000				2,532,000	
Tax benefit from exercise of options			304,000				304,000	
Other comprehensive income (loss), net of tax					(128,000)		(128,000)	(128,000)
Total Comprehensive Income								$ 9,689,000
BALANCE—APRIL 30, 2009	**13,786,000**	**$ 138,000**	**$ 57,977,000**	**$ 51,304,000**	**$ (64,000)**	**$ (23,000,000)**	**$ 86,355,000**	
Net income				31,121,000			31,121,000	31,121,000
Exercise of options	1,231,000	12,000	12,017,000				12,029,000	
Stock-based compensation expense			2,459,000				2,459,000	
Tax benefit from exercise of options			2,892,000				2,892,000	
Other comprehensive income (loss), net of tax					(90,000)		(90,000)	(90,000)
Total Comprehensive Income								$ 31,031,000
BALANCE—APRIL 30, 2010	**15,017,000**	**$ 150,000**	**$ 75,345,000**	**$ 82,425,000**	**$ (154,000)**	**$ (23,000,000)**	**$ 134,766,000**	

See notes to Consolidated Financial Statements

HI-TECH PHARMACAL CO., INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended April 30,		
	2010	**2009**	**2008**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 31,121,000	$ 9,817,000	$ (5,098,000)
Adjustments to reconcile net income to net cash provided by (used in) operating Activities:			
Depreciation and amortization	4,287,000	3,633,000	2,923,000
Deferred income taxes	(2,721,000)	(375,000)	527,000
Stock based compensation expense	2,459,000	2,532,000	3,151,000
(Gain) loss on sale of intangible asset and divestiture of products	(1,000,000)	(3,500,000)	90,000
(Reversal) other than temporary write down of marketable securities	—	(500,000)	500,000
CHANGES IN OPERATING ASSETS AND LIABILITIES:			
Accounts receivable	(8,556,000)	(13,029,000)	(8,273,000)
Inventory	(3,172,000)	1,816,000	(2,617,000)
Prepaid taxes / taxes payable	415,000	1,624,000	206,000
Other current assets	(796,000)	(627,000)	178,000
Other assets	23,000	(20,000)	1,000
Accounts payable	(753,000)	1,464,000	1,536,000
Accrued expenses	(174,000)	4,098,000	(2,572,000)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	**$ 21,133,000**	**$ 6,933,000**	**$ (9,448,000)**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sale of investment in marketable securities, net	$ —	$ 3,045,000	$ 21,025,000
Purchase of property and equipment	(3,917,000)	(4,010,000)	(2,563,000)
Purchase of intangible assets	(11,380,000)	(650,000)	(955,000)
Proceeds from sale of intangible assets, net and from divestiture of products	2,343,000	3,235,000	1,491,000
Purchase of Midlothian Laboratories, LLC assets	—	—	(5,962,000)
Investment in Neuro-HiTech	—	(100,000)	—
Purchase of ECR Pharmaceuticals assets	(6,200,000)	(1,115,000)	—
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	**$ (19,154,000)**	**$ 405,000**	**$ 13,036,000**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from the exercise of options	$ 12,029,000	$ 314,000	$ 427,000
Tax benefit of stock incentives	4,299,000	304,000	470,000
Purchase of treasury stock	—	(1,649,000)	(1,961,000)
Payments under capital lease obligation	(180,000)	(138,000)	—
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	**$ 16,148,000**	**$ (1,169,000)**	**$ (1,064,000)**
NET INCREASE IN CASH AND CASH EQUIVALENTS	18,127,000	6,169,000	2,524,000
Cash and cash equivalents at beginning of year	17,891,000	11,722,000	9,198,000
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 36,018,000**	**$ 17,891,000**	**$ 11,722,000**
Supplemental disclosure of cash flow information			
Cash paid for: Interest	$ 29,000	$ 38,000	$ 27,000
Income taxes	12,219,000	6,797,000	32,000
Non-cash investing transactions:			
Other receivable from divestiture of products	156,000	—	—
Notes receivable from the sale of intangible asset	—	1,500,000	—
Assets subject to capital leases	—	506,000	—

See notes to Consolidated Financial Statements

HI-TECH PHARMACAL CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NOTE A) The Company and Summary of Significant Accounting Policies:

[1] Business:

Hi-Tech is a specialty pharmaceutical company developing, manufacturing and marketing generic and branded prescription and OTC products. The Company specializes in the manufacture of liquid and semi-solid dosage forms and produces a range of sterile ophthalmic, otic and inhalation products. The Company's Health Care Products Division is a developer and marketer of branded prescription and OTC products for the diabetes marketplace. Hi-Tech's ECR Pharmaceuticals subsidiary markets branded prescription products. Hi-Tech's Midlothian Laboratories division sources and markets generic prescription products.

The following table presents sales data for the Company by division.

Revenue	2010	2009	2008
Hi-Tech Generics	$ 129,359,000	$ 88,848,000	$ 46,256,000
Health Care Products	11,268,000	10,125,000	10,846,000
Midlothian Laboratories	4,352,000	6,871,000	4,216,000
ECR Pharmaceuticals	18,712,000	2,807,000	—
Naprelan®	—	—	699,000
Total	$ 163,691,000	$ 108,651,000	$ 62,017,000

[2] Basis of Accounting and Principles of Consolidation:

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S."). All intercompany accounts and transactions are eliminated in consolidation.

[3] Inventory:

Inventories are valued at the lower of cost (first-in first-out or average cost) or market.

[4] Property and equipment:

Property and equipment is stated at cost less accumulated depreciation and amortization. Estimated depreciation and amortization of the respective assets is computed using the straight line method over their estimated useful lives.

[5] Income taxes:

The Company uses the liability method to account for deferred income taxes in accordance with ASC Topic 740-10 "Income Taxes". The liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. The resulting asset or liability is adjusted to reflect changes in the tax law as they occur.

On May 1, 2007, the Company adopted the provision of ASC Topic 740-10, "Income Taxes", relating to recognition thresholds and measurement attributes for the financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and requires increased disclosures.

This Interpretation provides that the tax effects from an uncertain tax position can be recognized in our financial statements, only if the position is more likely than not of being sustained on audit, based on the technical merits of the position. In connection with the adoption of ASC Topic 740-10, the Company has elected an accounting policy to classify interest and penalties related to unrecognized tax benefits as interest expense.

[6] Revenue recognition:

Revenue is recognized for product sales upon shipment and passing of risk to the customer and when estimates of discounts, rebates, promotional adjustments, price adjustments, returns, chargebacks, and other potential adjustments are reasonably determinable, collection is reasonably assured and the Company has no further performance obligations. These estimates are presented in the financial statements as reductions to net revenues and accounts receivable. Contract research income is recognized as work is completed and as billable costs are incurred. In certain cases, contract research income is based on attainment of designated milestones. Advance payments may be received to fund certain development costs.

Royalty income is related to sales of divested products which are sold by third parties. For those agreements, the Company recognizes revenue based on royalties reported by those third parties and earned during the applicable period.

[7] Advertising Expense:

Advertising costs are expensed when incurred. Advertising expense for the years ended April 30, 2010, 2009 and 2008 amounted to $3,796,000, $3,217,000 and $2,923,000, respectively.

[8] Freight Expense:

Outgoing freight costs are included in selling, general, and administrative expense. Incoming freight is included in cost of goods sold.

[9] Research and Development Costs:

Research and product development costs are charged to expense as incurred.

[10] Cash and cash equivalents:

The Company considers U.S. Treasury bills and government agency obligations with a maturity of three months or less when purchased to be cash equivalents.

[11] Earnings (loss) per share:

Basic earnings (loss) per common share is computed based on the weighted average number of common shares outstanding. Diluted earnings per common share gives effect to all dilutive potential common shares outstanding during the year. The dilutive effect of the outstanding options and warrants was computed using the treasury stock method. The number of potentially dilutive securities excluded from the computation of diluted income per share was approximately 299,000, 2,116,000 and 2,770,000 for the years ended April 30, 2010, 2009 and 2008, respectively. These securities were excluded since their effect would have been antidilutive.

[12] Long-lived assets:

The Company evaluates and records impairment losses on long-lived assets used in operations, including intangible assets, when events and circumstances indicate that the assets might be impaired using the undiscounted cash flows estimated to be generated by those assets. Long-lived assets to be disposed of are reported at the lower of their carrying amounts or fair values less disposal costs. No such losses were incurred in the three years ended April 30, 2010.

[13] Fair Value of Financial Instruments:

The carrying value of certain financial instruments such as cash and cash equivalents, accounts receivable, investments, notes payable and accounts payable approximate their fair values due to their short-term nature or their underlying terms. The fair values of the financial instruments and investments are determined by reference to market data and other valuation techniques, as appropriate.

[14] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company makes significant estimates in many areas of its accounting, including but not limited to the following: sales returns, chargebacks, allowances and discounts, inventory obsolescence, the useful lives of property and equipment and its impairment, stock-based compensation, accruals, impact of legal matters and the realization of deferred tax assets. Actual results may differ from those estimates.

[15] Comprehensive Income:

The Company follows ASC Topic 220-10, "Comprehensive Income," which requires companies to report as comprehensive income all changes in equity during a period, except those resulting from investment by owners and distribution to owners, for the period in which they are recognized. Comprehensive income is the total of net income and all other non-owner changes in equity (or other comprehensive income) such as unrealized gains/losses on securities classified as available for sale.

[16] Stock-Based Compensation:

The Company follows the provisions of ASC Topic 718, "Compensation – Stock Compensation", which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees, non-employee directors, and consultants, including employee stock options. Stock-based compensation is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite employee service period (generally the vesting period of the grant).

The Company recognized stock-based compensation for awards issued under the Company's Stock Option Plans in the following line items in the Statement of Operations:

	Year ended April 30, 2010	Year ended April 30, 2009	Year ended April 30, 2008
Cost of sales	$ 488,000	$ 495,000	$ 663,000
Selling, general and administrative expenses	1,801,000	1,861,000	2,243,000
Research and development expenses	170,000	176,000	245,000
Stock-based compensation expense before income tax benefit	$ 2,459,000	$ 2,532,000	$ 3,151,000

The Company amortizes the fair value of all awards on a straight-line basis over the requisite service period. Cumulative compensation expense recognized at any date will at least equal the grant date fair value of the vested portion of the award at that time.

ASC Topic 718 requires the use of a valuation model to calculate the fair value of stock-based awards. The Company has elected to use the Black-Scholes option-pricing model, which incorporates various assumptions including volatility, expected life and interest rate. The expected volatility is based on the historical volatility of the Company's common stock. The expected life of an award is based on the expected life pursuant to Staff Accounting Bulletin No. 107, "Share Based Payments", as amended by Staff Accounting Bulletin No. 110. The interest rates for periods within the contractual life of the award are based on the U.S. Treasury yield on the date of each option grant.

The following weighted average assumptions were used for stock options granted during the years ended April 30, 2010, 2009 and 2008:

	Year Ended April 30,		
	2010	2009	2008
Dividend yield	None	None	None
Expected volatility	58%	49%	52%
Risk-free interest rate	2.31%	2.37%	3.37%
Expected term	5.0	5.0	5.0
Weighted average fair value per share at grant date	$ 10.26	$ 2.55	$ 5.05

All options granted through April 30, 2010 had exercise prices equal to the fair market value of the stock on the date of grant, a contractual term of ten years and generally a vesting period of four years. In accordance with ASC Topic 718, the Company adjusts stock-based compensation on a quarterly basis for changes to the estimate of expected equity award forfeitures based on actual forfeiture experience. The effect of adjusting the forfeiture rate for all expense amortization is recognized in the period the forfeiture estimate is changed. As of April 30, 2010, the forfeiture rate was 9% and the effect of forfeiture adjustments in the year ended April 30, 2010 was insignificant.

ASC Topic 718 requires the cash flows resulting from tax deductions in excess of compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. The actual income tax benefits realized for tax deductions related to option exercises of share-based payments was $4,299,000, $304,000 and $470,000 for the year ended April 30, 2010, 2009 and 2008, respectively.

STOCK OPTION PLAN ACTIVITY

Employee Stock Option Plan:

A summary of the stock options activity and related information for the Amended and Restated Stock Option Plan ("Employee Plan") for the year ended April 30, 2010 is as follows:

Amended and Restated Stock Option Plan	Shares		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term		Aggregate Intrinsic Value
Outstanding at May 1, 2009	2,447,000	$	10.83			
Grants	358,000		19.98			
Exercised	(1,090,000)		10.02			
Forfeitures or expirations	(53,000)		13.02			
Outstanding at April 30, 2010	1,662,000	$	13.26	6.6	$	18,615,000
Vested and expected to vest at April 30, 2010	1,603,000	$	13.23	6.4	$	17,811,000
Exercisable at April 30, 2010	860,000	$	13.08	4.4	$	9,682,000

Directors Stock Option Plan

A summary of the stock option activity and related information for the 1994 Director Stock Option Plan, as Amended, for the year ended April 30, 2010 is as follows:

1994 Directors Stock Option Plan, as Amended	Shares		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term		Aggregate Intrinsic Value
Outstanding at May 1, 2009	518,000	$	11.61			
Grants	50,000		19.59			
Exercised	(141,000)		8.29			
Forfeitures or expirations	(12,000)		10.99			
Outstanding at April 30, 2010	415,000	$	13.72	6.0	$	4,439,000
Vested and expected to vest at April 30, 2010	415,000	$	13.72	6.0	$	4,439,000
Exercisable at April 30, 2010	266,000	$	14.40	4.8	$	2,689,000

The aggregate intrinsic values in the preceding tables represent the total pretax intrinsic value, based on options with an exercise price less than the Company's closing stock price of $24.33 as of April 30, 2010, which would have been received by the option holders had those option holders exercised their options as of that date.

Total intrinsic values of options exercised for the Amended and Restated Stock Option Plan and the 1994 Directors Stock Option Plan, as Amended, were $15,584,000, $880,000 and $1,363,000 for the years ended April 30, 2010, 2009 and 2008, respectively. The total fair value of stock options vested during the years ended April 30, 2010, 2009 and 2008 amounted to $2,341,000, $2,090,000 and $3,299,000, respectively. As of April 30, 2010, $5,046,000 of total unrecognized compensation cost related to stock options for both plans is expected to be recognized over a weighted-average period of three years.

On November 11, 2009, the 2009 Stock Option Plan, under which the Company can issue up to 500,000 shares, was approved by a majority of the holders of the outstanding shares of common stock of the Company. As of April 30, 2010 there were 245,000 shares available for grant under the 2009 Stock Option Plan and the 1994 Directors Stock Option Plan. There were no shares available under the Amended and Restated Option Plan. An aggregate 6,157,000 shares were authorized for award of share options under both the employees' plans and the director plan.

[17] Recent Accounting Pronouncements:

ISSUED

In January 2010, the FASB amended the existing disclosure guidance on fair value measurements, which was effective January 1, 2010, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which is effective May 1, 2011. Among other things, the updated guidance requires additional disclosure for the amounts of significant transfers in and out of Level 1 and Level 2 measurements and requires certain Level 3 disclosures on a gross basis. Additionally, the updates amend existing guidance to require a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs to fair value measurements.

Since the amended guidance requires only additional disclosures, the adoption of the provisions effective May 1, 2011 will not impact the Company's financial position or results of operations. The implementation of this guidance, for the provisions effective January 1, 2010, did not have a material impact on the Company's consolidated financial statements.

ADOPTED

In June 2009, the Financial Accounting Standards Board (FASB) issued guidance which is included in the Codification in FASB Accounting Standards Codification (ASC) 105, "Generally Accepted Accounting Principles." This guidance modifies the Generally Accepted Accounting Principles (GAAP) hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative accounting literature. Effective July 2009, the FASB ASC, also known collectively as the "Codification," is considered the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the SEC. This guidance is effective for financial statements issued for reporting periods that end after September 15, 2009. Where possible, FASB references have been replaced with ASC references.

As of July 31, 2009, the Company implemented FASB ASC 825-10-65-1, "Financial Instruments" (ASC 825-10-65-1). ASC 825-10-65-1 provides disclosure about fair value of financial instruments in interim as well as in annual financial statements. This guidance is effective for periods ending after June 15, 2009.

In December 2007, the FASB issued guidance which is included in the Codification in ASC 805, "Business Combination" (ASC 805). For the Company, the standard is applicable to new business combinations occurring on or after May 1, 2009. ASC 805 requires an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. Most significantly, ASC 805 requires that acquisition costs generally be expensed as incurred, certain acquired contingent liabilities be recorded at fair value, and acquired in-process research and development be recorded at fair value as an indefinite-lived intangible asset at the acquisition date. The implementation of this standard did not have a material impact on the Company's consolidated financial statements; however, this guidance may have an impact on the accounting for any future acquisitions.

In April 2009, the FASB issued updated guidance related to business combinations, which is included in the Codification in ASC 805-20, "Business Combinations — Identifiable Assets, Liabilities and Any Noncontrolling Interest" (ASC 805-20). ASC 805-20 amends the provisions in ASC 805 for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. ASC 805-20 is effective for contingent assets or contingent liabilities acquired in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The implementation of this guidance did not have a material impact on the Company's consolidated financial statements.

In May 2009, the FASB issued guidance which is included in the Codification in ASC 855, "Subsequent Events" (ASC 855). This guidance establishes the accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. This guidance was effective for interim or annual financial periods ending after June 15, 2009, and as such, became effective for the Company on July 31, 2009. In February 2010, the FASB amended this new guidance to eliminate the requirements to disclose the date through which subsequent events have been evaluated for public entities, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The Company adopted ASU 2010-09 in February 2010.

In August 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-05, "Fair Value Measurements and Disclosures" (Topic 820) (ASU 2009-05). ASU 2009-05 provided amendments to ASC 820-10, "Fair Value Measurements and Disclosures — Overall," for the fair value measurement of liabilities. ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain techniques. ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability. ASU 2009-05 also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The guidance if effective for the Company during the interim period ended October 31, 2009. The implementation of ASU 2009-05 did not have a material impact on the Company's consolidated financial statements.

(NOTE B) Marketable Securities:

The Company invested in auction rate securities (ARS) consisting primarily of municipal securities that were held as investments available-for-sale. During January and February of 2008, two of the auction rate securities failed to auction due to sell orders exceeding buy orders. Liquidity for these auction-rate securities is typically provided by an auction process that resets the applicable interest rate at pre-determined intervals. The Company sold one of these securities at a loss of approximately $500,000 in July 2008. This decrease in the value of the security was fully reserved for at April 30, 2008, and the corresponding expense was included in interest income and other on the statement of operations. The remaining securities were liquidated in September 2008 at their par value. In December 2008, the Company received a reimbursement from the dealer of the security, Bank of America, of approximately $500,000 for the ARS sold by the Company at a loss. This amount is included in interest income and other in the Company's consolidated statement of operations for the year ended April 30, 2009.

On May 1, 2008, the Company adopted Statement of ASC Topic 820, "Fair Value Measurements and Disclosures". The adoption of the standard did not have a material impact on the Company's financial position and the results of operations.

ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This standard is now the single source in generally accepted accounting principles for the definition of fair value, except for the fair value of leased property. It establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs), (2) assumptions that are other than quoted prices which are either directly or indirectly observable for the asset or liability through correlation with market data and (3) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under ASC Topic 820 are described below:

- Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- Level 3—Inputs that are both significant to the fair value measurement and unobservable.

At April 30, 2010 and 2009, the Company had no marketable securities except Neuro-HiTech described in Note F.

(NOTE C) Accounts Receivable:

At April 30, 2010 and 2009, accounts receivable balances net of returns and allowances and allowance for doubtful accounts are as follows:

	April 30,	
	2010	2009
Accounts receivable, gross	$ 55,708,000	$ 44,421,000
Adjustment for returns and price allowances (a)	(14,856,000)	(12,225,000)
Allowance for doubtful accounts	(400,000)	(300,000)
Accounts receivable, net	$ 40,452,000	$ 31,896,000

(a) directly reduces gross revenue

(NOTE D) Inventory:

The components of inventory consist of the following:

	April 30,	
	2010	2009
Finished goods	$ 8,057,000	$ 7,061,000
Work in process	740,000	772,000
Raw materials	11,558,000	9,350,000
Total	$ 20,355,000	$ 17,183,000

Work in process included raw materials and components staged for use in production as well as raw materials and components for our ECR Pharmaceuticals division which are held at a contract manufacturer for manufacturing prior to completion.

The Company incurred an expense of $865,000 to write off the value of inventory for products for which the company suspended sales subsequent to year end due to receipt of a warning letter from the FDA.

(NOTE E) Property and Equipment:

The components of property and equipment consist of the following:

	April 30,		
	2010	2009	Useful Lives
Land and building and improvements	$ 15,741,000	$ 13,867,000	27.5 Yrs.
Machinery and equipment	21,331,000	21,992,000	7 and 10 Yrs.
Transportation equipment	37,000	37,000	7 Yrs.
Computer equipment and systems	4,982,000	5,018,000	3 and 7 Yrs.
Furniture and fixtures	1,057,000	1,108,000	7 Yrs.
	43,148,000	42,022,000	
Accumulated depreciation and amortization	22,721,000	22,812,000	
Total property and equipment—net	$ 20,427,000	$ 19,210,000	

The Company incurred depreciation expense of $2,700,000, $2,456,000 and $2,190,000 for the years ended April 30, 2010, 2009, and 2008, respectively. No depreciation is taken on land with a carrying value of $1,754,000 at April 30, 2010 and 2009.

(NOTE F) Other Assets:

Included in other assets is the Company's investment in a limited liability company for the marketing, development and distribution of nutritional supplements, Marco Hi-Tech JV LLC ("Marco Hi-Tech"). The investment in Marco Hi-Tech is recorded using the equity method. During fiscal year ended April 30, 2010 income of $28,000 attributable to the investment in Marco Hi-Tech is included in other income. At April 30, 2010 the carrying value of this investment was $387,000.

During fiscal year ended April 30, 2009 income of $58,000 attributable to the investment in Marco Hi-Tech is included in other income. At April 30, 2009 the carrying value of this investment was $359,000.

The valuation of our investment in Neuro-Hitech, Inc., a marketable security to be retained by the Company valued pursuant to ASC Topic 320, "Investments – Debt and Equity Securities", is classified as available for sale and measured at fair value with the adjustment to fair value and changes therein recorded in accumulated other comprehensive income.

At April 30, 2010, the Company owned 1,526,922 shares of Neuro-Hitech with a fair value of $0.01 per share, with a total value of $15,000 which resulted in an unrealized loss of $90,000, net of deferred tax of $48,000, being included in accumulated other comprehensive income (loss) as of such date.

At April 30, 2009, the Company owned 1,526,922 shares of Neuro-Hitech with a fair value of $0.10 per share, with a total value of $153,000 which resulted in a decrease of unrealized gain of $128,000, net of deferred tax of $67,000, being included in accumulated other comprehensive income (loss) as of such date. During the year ended April 30, 2009, the Company invested an additional $100,000, bringing the total cost of investment to $250,000.

(NOTE G) Intangible Assets:

Acquired intangible assets consist of:

	April 30, 2010		April 30, 2009		
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Amortization Period
Zostrix ® intangible assets	$ 5,354,000	$ (2,285,000)	$ 5,354,000	$ (1,794,000)	3-11.5 years
Midlothian intangible assets	4,596,000	(1,106,000)	4,596,000	(632,000)	3-10 years
ECR intangible assets	5,396,000	(459,000)	3,334,000	(56,000)	9-10 years
Vosol® and Vosol® HC intangible assets	700,000	(157,000)	700,000	(87,000)	10 years
Blaine intangible assets	4,100,000	(68,000)	—	—	10 years
DFB Pharmaceuticals intangible assets	4,000,000	—	—	—	10 years
Zolpimist® intangible assets	3,000,000	—	—	—	10 years
Other intangible assets	1,534,000	(283,000)	1,254,000	(202,000)	5-10 years
	$ 28,680,000	$ (4,358,000)	$ 15,238,000	$ (2,771,000)	

Intangible assets are stated at cost and amortized using the straight line method over the expected useful lives of the product rights. Amortization expense of the intangible assets for the year ended April 30, 2010, 2009 and 2008 was $1,587,000, $1,177,000 and $733,000, respectively. Amortization is included in selling, general and administrative expenses for all periods presented. The Company amortizes intangible assets when the related products begin to sell. As of April 30, 2010, the Company had approximately $7,730,000 of intangibles, for which the amortization period had not started yet. The Company tests for impairment of intangible assets annually and when events or circumstances indicate that the carrying value of the assets may not be recoverable.

Business acquisitions:

On December 28, 2007, the Company acquired the assets of Midlothian Laboratories, LLC for $5,900,000 in an all-cash transaction, including inventory. Under the terms of the acquisition Hi-Tech received rights to Midlothian's current product line, consisting of prescription nutritional supplements including pre-natal vitamins and several cough and cold formulations, and future ANDA and non-ANDA products that were in development. $263,000 of goodwill relating to the Midlothian Laboratories, which is deductible for income tax purposes, is included in the intangible asset balance. The Company incurred amortization expense of $474,000, $474,000 and $158,000 for the years ended April 30, 2010, 2009 and 2008, respectively.

Assets acquired in connection with the purchase of the assets of Midlothian Laboratories, LLC are:

Trademarks and formulas	$ 4,159,000
Covenant not to compete	174,000
Goodwill	263,000
Inventory	922,000
Other assets	367,000
Furniture and Fixtures	77,000
Total Purchase Price	$ 5,962,000

On February 27, 2009 the Company entered into an asset purchase agreement with E. Claiborne Robins Company, Inc. d/b/a ECR Pharmaceuticals, a Virginia corporation ("ECR") to purchase substantially all of the assets and business of ECR for a purchase price of $5,138,000. Based on the purchase agreement, $1,000,000 was paid at closing and $4,138,000 was paid within eight months after closing. The Company paid $2,062,000 of an earn-out based on sales and gross margins. These payments increased the ECR intangible asset balance. The Company may have to pay an additional $1,938,000 if certain sales and gross margin targets are reached in the subsidiary's second and third year under Hi-Tech's ownership.

Intangible assets with an estimated fair value of $5,396,000, including $2,062,000 from the earn-out payment, were recognized in the acquisition of certain assets of ECR. These intangible assets, consisting of certain brand name products and intellectual property, have estimated useful lives of 10 years. The Company incurred amortization expense of $403,000 and $56,000 for the years ended April 30, 2010 and April 30, 2009, respectively.

Assets acquired in connection with the purchase of the assets and the business of ECR are:

Brand name and intellectual property	$ 5,396,000
Accounts receivable, net	1,263,000
Inventory	1,035,000
Property and equipment	104,000
Other assets	73,000
	7,871,000
Assumed liabilities	(322,000)
Net asset acquired	$ 7,549,000

Product Acquisitions:

On February 19, 2007, the Company purchased the rights to a Capsaisin and Lidocaine combination product from Rodlen Laboratories, Inc. The purchase price for the formula was $300,000, of which $150,000 was paid upon signing and $150,000 was paid on June 19, 2007. The Capsaisin and Lidocaine product is sold under the Zostrix® brand name. The Company incurred amortization expense of $30,000, $30,000 and $12,500 for the years ended April 30, 2010, 2009 and 2008, respectively.

In May 2008, the Company purchased an ANDA for $200,000 from a development company. This amount is included in other intangibles, and the intangible is being amortized over a ten year life.

In December 2008, the Company signed a supply and distribution agreement with a foreign company to be the sole U.S. distributor of an ANDA that this company had filed with the FDA. Hi-Tech paid an upfront payment of $300,000 which will be amortized over the life of the five year agreement once the product receives FDA approval. This amount is included in other intangibles.

In March 2009, the Company licensed the technology for a patented over the counter product for an upfront payment of $150,000 and an additional payment of $150,000 paid 180 days after the agreement date. The license agreement is included in other intangibles and will be amortized over the life of the product's patents beginning when the product is launched.

On July 16, 2009, the Company entered into an agreement with DFB Pharmaceuticals Inc. ("DFB"), the plaintiff in a lawsuit against the Company, whereby in exchange for the payment of $2,000,000 upon signing the term sheet of the settlement agreement, the Company obtained the right to purchase five ANDAs and/or a manufacturing facility from DFB for consideration agreed to in the agreement. The Company signed the settlement agreement and paid $2,000,000 on July 17, 2009. On August 31, 2009 the Company paid an additional $2,000,000 in order to obtain five ANDAs of various dosage forms of Clobetasol Propionate 0.05% including the ointment, solution, cream, emoltion cream and gel. The Company plans to market and subsequently manufacture these products out of its facility. The Company did not exercise the option to purchase a manufacturing facility from DFB.

On November 13, 2009, Hi-Tech signed an exclusive licensing agreement between Hi-Tech's ECR Pharmaceuticals subsidiary and NovaDel Pharma, Inc., a drug development company, through which ECR obtained the rights to market Zolpimist® (Zolpidem Tartrate oral spray, 5mg per spray), in the United States and Canada. Under the terms of the agreement ECR paid NovaDel $3,000,000 upon closing. In addition NovaDel will receive a royalty of up to 15% on net sales, and a one time $7,500,000 milestone payment if net sales reach $100,000,000 in any calendar year throughout the life of the product.

On March 1, 2010, the Company acquired the Mag-Ox® line of magnesium nutritional supplements from Blaine Company, Inc., a privately held company, for $4,100,000 in an all-cash transaction. The Company paid an additional $300,000 for inventory. Under the terms of the acquisition Hi-Tech received rights to Mag-Ox®, Maginex®, Uro-Mag® and Corban™. The products had net sales of approximately $3,400,000 in calendar year 2009. The brands will be sold through the Company's Health Care Products division.

The Company purchased an additional $130,000 of intangible assets during the period.

Other intangible assets also include assets related to the Choice® DM and Tanafed® acquisitions.

Estimated Amortization Expense For the year ending April 30,	
2011	$ 2,815,000
2012	2,812,000
2013	2,812,000
2014	2,812,000
2015	2,812,000
Thereafter	9,996,000
Total	$ 24,059,000

(NOTE H) Accrued Expenses and Other Current Liabilities:

The following summarizes accrued expenses and other current liabilities:

	April 30,	
	2010	2009
Accrued Dorzolamide with Timolol royalty	$ —	$ 2,331,000
Accrued rebates and advertising	3,326,000	2,728,000
Accrued commissions and royalty payments	1,653,000	1,380,000
Accrued compensation and benefits	2,312,000	1,222,000
Accrued professional and legal fees	717,000	619,000
Other	916,000	818,000
	$ 8,924,000	$ 9,098,000

(NOTE I) Obligation under Capital Lease:

During year ended April, 30, 2009, the Company entered into capital lease agreements to finance part of its enterprise resource management system. As of April 30, 2010, the Company was obligated to provide for aggregate monthly payments of approximately $17,000 and terms expiring from June through August 2011.

The carrying value of assets under capital leases included in property and equipment are as follows:

	April 30, 2010
Equipment and software	$ 506,000
Less accumulated amortization and depreciation	(108,000)
	$ 398,000

Depreciation expense for the years ended April 30, 2010 and April 30, 2009 were $72,000 and $36,000, respectively.

Future minimum lease payments under the terms of the capital lease agreements are as follows at April 30, 2010:

Year Ending April 30,	
2011	$ 204,000
2012	37,000
Future minimum lease payments	241,000
Less interest	11,000
Future principal payments	230,000
Less current portion	193,000
Long-term obligations under capital leases	$ 37,000

(NOTE J) Product Divestures:

On July 11, 2008, the Company sold the related rights to Brometane, a cough and cold product, for $3,500,000. The Company will also receive royalties on net sales of the product through December 2010. The Company recognized a gain of $3,500,000 on this transaction in the first quarter of fiscal 2009. The gain was included in Interest (income) and other on the Consolidated Statement of Operations.

On July 3, 2009 the Company entered into an agreement whereby the Company has granted the marketing rights to certain nutritional products previously marketed by Midlothian Laboratories division, in exchange for a series of payments totaling $1,000,000 over the course of one year. In addition, the Company will receive a royalty on the sales of these products, not to exceed $1,500,000 per year for three years. These products contributed approximately $1,600,000 and $600,000 in sales for the Midlothian Laboratories division for the year ended April 30, 2009 and 2010, respectively. The Company recognized a gain of $1,000,000 from this agreement in the first quarter of fiscal 2010, recorded in Interest (income) and other on the Consolidated Statement of Operations.

(NOTE K) Related Party Transactions:

Bernard Seltzer resigned as Chairman of the Board in September 2004 and served as Chairman of the Board Emeritus until his death in May 2007. The Company had an employment agreement with the Chairman of the Board Emeritus which expired April 30, 2008. Mr. Bernard Seltzer's employment agreement required the Company to pay the estate or designated beneficiary through the April 30, 2008 term of the agreement. Compensation under the agreement for the year ended April 30, 2008 was $285,000. Under this employment agreement, a discretionary bonus may be authorized by the board of directors. No annual bonuses were paid under the agreement for the year ended April 30, 2008.

On May 1, 2010, the Company entered into an amended and restated executive employment agreement with David S. Seltzer pursuant to which Mr. Seltzer is to serve as President and Chief Executive Officer, effective May 1, 2010 through April 30, 2013. Mr. Seltzer is to receive an annual base salary of $464,565 for the period May 1, 2010 through April 30, 2011 ("Base Salary") and for each fiscal year thereafter during the term of the employment agreement, Mr. Seltzer will be paid a base salary equal to the sum of (a) the Base Salary for the immediately preceding fiscal year and (b) an amount determined by multiplying the Base Salary in effect for the immediately preceding fiscal year by five percent (5%). Mr. Seltzer may also receive a bonus during each year of employment which shall be approved by the Company's Compensation Committee. Such bonus may be based on the Company meeting certain fiscal goals and also taking into account, among other things, progress towards strategic objectives not fully measured by pre-tax net income, the Company's acquisitions, strategic alliances, submissions to the FDA, operational efficiencies and approval of ANDAs by the FDA. During the term of the agreement Mr. Seltzer shall be eligible to annually receive options to purchase a minimum amount of 50,000 shares of the Company's common stock. Compensation paid under the agreement for the years ended April 30, 2010, 2009, and 2008 was $442,000, $442,000 and $421,000, respectively. Annual bonuses under the agreement were $225,000, $0, and $0 paid in the years ended April 30, 2010, 2009 and 2008, respectively.

The Company utilizes the services of Mr. Reuben Seltzer, an attorney, stockholder and a director, and brother of the President. He provided legal and new business development services throughout the year. Commencing on January 1, 2009, Mr. Reuben Seltzer has been employed by the Company in corporate development activities. For each of the fiscal years 2010, 2009 and 2008, he received compensation, fees, auto allowance and health insurance benefits totaling $435,000, $291,000, and $254,000, respectively. Mr. Reuben Seltzer was previously the CEO of Neuro-Hitech and also has an interest in the joint venture of Marco Hi-Tech as described in Note F.

In addition, in fiscal year 2010 the Company granted Mr. Reuben Seltzer an option to purchase 25,000 shares of the Company's common stock at an exercise price of $19.59, which vest at 25% per annum and are exercisable through 2019. The Company valued these options at $252,000, which is being charged to operations over a four year term. In fiscal year 2009, the Company granted Mr. Seltzer two options to purchase 25,000 shares of the Company's common stock at an exercise price of $5.83 and $9.70 which were valued at $65,000 and $46,000, respectively, and are being charged to operations over a four year term.

The Company is jointly developing a generic product outside of its area of expertise with EMET Pharmaceuticals, LLC ("EMET"), previously known as XCell Pharmaceuticals, and another company. Reuben Seltzer is a principal of EMET. During the fiscal years 2010, 2009 and 2008, the Company spent approximately $713,000, $2,978,000 and $1,591,000, respectively, on this project, which was included in research and development expense.

Tashlik, Kreutzer, Goldwyn and Crandell P.C. received $422,000, $297,000, and $256,000 in legal fees in each of the years ended April 30, 2010, 2009 and 2008, respectively, for services performed for the Company. Mr. Martin M. Goldwyn, a member of such firm, is a director of the Company.

(NOTE L) Commitments, Contingencies and Other Matters:

[1] Government regulation:

The Company's products and facilities are subject to regulation by a number of Federal and State governmental agencies. The Food and Drug Administration ("FDA"), in particular, maintains oversight of the formulation, manufacture, distribution, packaging and labeling of all of the Company's products. The Drug Enforcement Administration ("DEA") maintains oversight over the Company's products that are considered controlled substances.

Subsequent to year end, on June 30, 2010, the Company received a warning letter from the FDA. The warning letter primarily dealt with the marketing of several products that the FDA states require FDA approval and manufacturing practices related to those products. The Company responded to the warning letter and intends to meet with the FDA to determine how best to resolve these issues. The Company suspended sales of these products until the issue is resolved. Sales of these products totaled approximately $5,000,000 in fiscal year 2010. In addition, the Company incurred an expense of $865,000 to write off the value of the inventory used in the manufacturing of these products. Other than the suspended products, the Company does not anticipate any interruption in sales of its other products.

In May 2009, the Company was contacted by the U. S. Department of Justice ("DOJ"), representing the Drug Enforcement Administration ("DEA"), concerning alleged regulatory violations of the Controlled Substances Act. DEA alleged that the Company failed to maintain and/or file certain required records and reports and that one of the Company's facilities failed to maintain the appropriate DEA registration. The Company paid a civil fine of $250,000 to settle, compromise and resolve this matter without the need for litigation. The Company has independently taken action to improve its DEA regulatory compliance program.

On July 7, 2009, the Company received a subpoena duces tecum demanding production of its business records in connection with an investigation by the Office of the Attorney General of the State of California, Department of Justice, relating to drugs not approved by the FDA and the potential filing of false claims with California's Medicaid (Medi-Cal) program. The Company has responded to the subpoena. No claims for damages have been made. The Company has no estimate at this time of its potential exposure and cannot, at this time, predict the outcome of this matter.

[2] Legal Proceedings:

On March 19, 2010 the Midlothian Laboratories Division of the Company ("Midlothian") received a subpoena duces tecum demanding production of Midlothian business records in connection with an investigation by the Office of Inspector General of the United States Department of Health & Human Services relating to Medicare or Medicaid reimbursement for certain drugs. The Company has produced documents in response to the subpoena. No claims for damages have been made. The Company has no estimate at this time of its potential exposure and cannot, at this time, predict the outcome of this matter.

On March 5, 2010 in the United States District Court for the Northern District of California, a Complaint (Case No. CV10-00966 JF) was filed naming the Company and several pharmaceutical and other companies as defendants under the qui tam provisions of the federal civil False Marking Statute. A private plaintiff, San Francisco Technology Inc., is filing the civil action under the Statute on behalf of the federal government. The Complaint alleges that the Company falsely marked the packaging of a product with regard to patents that had expired. The product was marketed by the Company's Health Care Products Division under the Zostrix® Neuropathy brand. The Complaint alleges these actions violate the federal civil False Marking Statute. The Company was served with the Complaint on March 22, 2010. The Company is currently engaged in motion practice and intends to defend against such allegations for which it believes it has meritorious defenses. The Company has no estimate at this time of its potential exposure and cannot, at this time, predict the outcome of such action.

On February 9, 2010, in the United States District Court for the District of Massachusetts (the "Federal District Court"), a "Partial Unsealing Order" was issued and unsealed in a civil case naming several pharmaceutical companies as defendants under the qui tam provisions of the federal civil False Claims Act (the "Qui Tam Complaint"). The qui tam provisions permit a private person, known as a "relator" (sometimes referred to as a "whistleblower"), to file civil actions under this statute on behalf of the federal and state governments. The relator in the Complaint is Constance A. Conrad. The Qui Tam Complaint, as revised, corrected, and amended, alleges that several pharmaceutical companies submitted false records or statements to the United States through the Center for Medicare and Medicaid Services ("CMS") and thereby caused false claims for payments to be made through state Medicaid Reimbursement programs for unapproved or ineffective drugs or for products that are not drugs at all. The Complaint alleges that the drugs were "New Drugs" that the FDA had not approved and that are expressly excluded from the definition of "Covered Outpatient Drugs", which would have rendered them eligible for Medicaid reimbursement. The Complaint alleges these actions violate the federal civil False Claims Act. Pursuant to the unsealing Order, a Revised Corrected Seventh Amended Complaint was filed by the relator and unsealed on February 10, 2010. The revised corrected Complaint does not name the Company as a defendant.

On February 9, 2010, the Court also unsealed the "United States' Notice of Partial Declination" in which the government determined not to intervene against 68 named defendants, including the Company. The Notice stated that the relator has filed a Motion for Voluntary Dismissal of 55 of the 68 named defendants. The government's declination Notice also stated that it had not yet made an election decision as to "certain other defendants." These could include a subsidiary or affiliate of one of the pharmaceutical companies. Portions of the revised corrected Complaint contain "redactions" that block from view (i.e., remain under seal) statements or allegations that may relate to a subsidiary or affiliate of the Company. Other than the Unsealing Order, the United States' Notice of Partial Declination, and the Revised Corrected Seventh Amended Complaint, to our knowledge no other documents have been unsealed at this time. If a subsidiary or affiliate of the Company were to be named in this Qui Tam action, the Company would vigorously defend against such allegations. The Company cannot predict the outcome of any such action.

On June 5, 2009, Allergan, Inc. ("Allergan") filed a complaint against the Company in the United States District Court for the Eastern District of Texas, Civil Action No. 2:09-cv-182, in response to the Company's Paragraph IV certifications in ANDA No. 91-086 (the "ANDA") alleging noninfringement or invalidity of the United States patents identified in the Orange Book on Allergan's product, Combigan®. In counts one and two of the complaint, Allergan alleges that the Company's submission of the ANDA to the FDA under Section 505(j) of the Food, Drug & Cosmetic Act ("FDCA") to obtain approval to engage in the commercial manufacture, use or sale of the Company's generic Brimonidine Tartrate/Timolol Maleate Ophthalmic Solution 0.2%/0.5% product infringes U.S. Patents No. 7,030,149 and 7,320,976. The Company believes the complaint is without merit. On July 25, 2009, the Company filed a motion to dismiss the action based on lack of personal jurisdiction and improper venue. Allergan responded on September 8, 2009 opposing Hi-Tech's motion to dismiss. The Company withdrew its motion to dismiss on November 19, 2009, and on November 20, 2009, Allergan filed an amended complaint adding a claim for infringement of U.S. Patent No. 7,323,463. The Company answered the amended complaint on December 10, 2009, asserting counterclaims of non-infringement and invalidity as to all asserted patents. Allergan replied to the Company's counterclaims on January 4, 2010. Discovery has commenced. On March 17, 2010, Allergan filed a second complaint adding allegations of infringement of U.S. Patent No. 7,642,258. The Company answered on March 19, 2010 denying infringement of any valid claims.

On September 28, 2007, Walmed Pharmaceuticals, Ltd., LLC filed a complaint against the Company, Case No. 1:07CV810, in the United States District Court, District of Ohio, Western Division, alleging that the Company breached its brokerage agreement with plaintiff. The parties have entered into a settlement agreement pursuant to which the Company will pay a sum certain to settle the action, Walmed released the Company from all claims, and the action was dismissed with prejudice.

In DFB Pharmaceuticals, Inc. v. Hi-Tech Pharmacal Co., Inc., C.A. 07-CV-0734-H (W.D. Tex.), filed on September 10, 2007, plaintiff asserted claims for false advertising, unfair competition and common law misappropriation against the Company based on the Company's marketing and sale of Salicylic Acid 6% Cream and Salicylic Acid 6% Lotion. On July 16, 2009, the parties entered into an agreement that stayed all pending matters and motions in the lawsuit for a certain period of time. As part of the agreement, the Company acquired an option to buy five ANDAs from DFB Pharmaceuticals, Inc. ("DFB") for $2,000,000. The Company exercised the option and paid an additional $2,000,000 for the ANDAs which are for various dosage forms of Clobetasol Propionate 0.05%, including the ointment, solution, cream, emulsion cream and gel. The action was dismissed with prejudice by joint stipulation on September 3, 2009 (See Note G).

[3] Commitments and Contingencies:

The Company's Midlothian division signed a lease for a 12,000 square foot facility in Montgomery, AL commencing on December 1, 2008 and terminating on November 30, 2013.

The Company's ECR Pharmaceuticals subsidiary currently leases approximately 12,000 square feet in Richmond, VA. This lease ends August 31, 2014.

The Company entered into two software lease obligations to partially finance a new computer system, see note I.

In April 2010, the Company entered into a purchase commitment for bottling, labeling and packaging equipment for approximately $1,087,000.

In June 2010, the Company entered into an agreement to lease a parking lot in Amityville, NY. The Company will pay $90,000 over a five year period.

In connection with the acquisition of the assets of Midlothian Laboratories, LLC, the Company had a potential contingent liability of $500,000, the conditions of which were not met and will not be met, so the Company no longer has a contingent liability.

In the course of its business, the Company enters into agreements which require the Company to make royalty payments which are generally based on net sales or gross profits of certain products.

In connection with the acquisition of the assets of ECR Pharmaceuticals, the Company paid $2,062,000 for an earn-out and has a contingent liability of up to an additional $1,938,000 if certain sales and gross margin levels are achieved by ECR over a three year period.

	Payments due by April 30,				
Contractual Obligations	2011	2012	2013	2014	2015
Montgomery, AL lease	$ 92,000	$ 92,000	$ 92,000	$ 54,000	
Richmond, VA lease	83,000	85,000	87,000	88,000	$ 30,000
Software lease (principal and interest)	204,000	37,000			
Amityville, NY lease	16,000	17,000	17,000	18,000	19,000
Equipment purchase commitment	1,087,000				
Total	$ 1,482,000	$ 231,000	$ 196,000	$ 160,000	$ 49,000

For the years ended April 30, 2010, 2009 and 2008, the rent expense amounted to approximately $199,000, $93,000 and $18,000, respectively.

(NOTE M) Income Taxes:

[1] The provision (benefit) for income taxes is comprised of the following:

	Year Ended April 30,		
	2010	2009	2008
Current:			
Federal	$ 16,758,000	$ 6,313,000	$ (2,225,000)
State	122,000	93,000	0
Foreign	73,000	0	0
Deferred:			
Federal	(2,682,000)	(368,000)	479,000
State	(39,000)	(6,000)	(24,000)
Total	$ 14,232,000	$ 6,032,000	$ (1,770,000)

[2] Expected tax expense based on the statutory rate is reconciled with actual tax expense as follows:

	Year Ended April 30,		
	2010	2009	2008
Statutory rate	35.0%	35.0%	(34.0)%
State income tax, net of federal income tax benefit	0.1%	0.4%	(0.5)%
Research and development tax credit	(0.8)%	(1.1)%	(2.9)%
IRS Section 199 tax benefit	(1.7)%	(1.9)%	—
Tax exempt interest	—	—	(3.9)%
Share-based compensation expense	1.2%	3.5%	10.3%
Adjustment to reconcile book and tax basis of assets	—	—	2.9%
Other	(2.4)%	2.2%	2.3%
Effective tax rate	31.4%	38.1%	(25.8)%

For the years ended April 30, 2010, April 30, 2009, and April 30, 2008, the Company's state effective tax rate was reduced due to the utilization of state investment tax credits, the utilization of net operating losses carry forwards and change in New York law. Future effective state income tax rates may be affected by the availability of state investment tax credits.

During the year ended April 30, 2010, the Company earned tax deductions from the exercise of non-qualified options and of options in a disqualifying disposition of approximately $12,111,000. As a result, the Company recorded tax benefits amounting to $2,892,000 as additional paid in capital and $1,228,000 as a credit to income tax expense, with the remaining tax benefit of $179,000 resulting in the realization of deferred tax assets that were previously recorded.

[3] Current and non-current deferred tax assets are composed of the following:

	April 30,	
	2010	2009
Current deferred tax assets:		
Allowances and write-offs not currently deductible for accounts receivable and doubtful accounts	$ 3,144,000	$ 2,056,000
Expenses not currently deductible	1,075,000	1,945,000
Gain from installments sale	—	(503,000)
	4,219,000	3,498,000
Non-current deferred tax assets (liabilities):		
Expenses not currently deductible	1,637,000	—
Tax credits	984,000	244,000
Depreciation, amortization and unrealized gain on investments	(779,000)	(1,117,000)
Valuation allowance	(959,000)	(244,000)
	$ 883,000	$ (1,117,000)

The Company recorded a liability for uncertain tax positions related to research and development credits taken by the Company in the net amount of $163,000 and $427,000 as of April 30, 2010 and 2009, respectively.

The reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

Balance at April 30, 2009	$ 427,000
Decrease in tax positions for prior years	(264,000)
Balance at April 30, 2010	$ 163,000

The above balance of $163,000 of tax positions if realized would affect the annual effective tax rate.

The Company is currently under audit by the Internal Revenue Service for the tax years ended April 30, 2008, 2007, 2006, 2005 and 2004. The Company does not expect such audits to result in amounts that would cause a significant change to its effective tax rate. All tax years prior to April 30, 2004 are closed to IRS audit.

At April 30, 2010 the Company has New York State investment tax credits in the amount of $963,000, of which $242,000 are expiring through April 30, 2023. The Company is accounting for the investment tax credit using the flow-through method. The Company provided a full valuation allowance on its New York State credits due to the unlikely utilization of the credits as the New York state allocation continues to decrease. The allowance increased by approximately $715,000 during the year ended April 30, 2010. The tax years ended April 30, 2009, 2008, and 2007 are open for New York State.

(NOTE N) Significant Customers and Concentration of Credit Risk:

For the year ended April 30, 2010, three customers, accounted for net sales of approximately 22%, 16%, and 16%, respectively. These customers represented approximately 65% of the accounts receivable at April 30, 2010. For the year ended April 30, 2009, these three customers accounted for net sales of approximately 16%, 14%, and 13%, respectively. These customers represented approximately 60% of the accounts receivable at April 30, 2009.

Cash in excess of Federal Deposit Insurance Company limitations is held in certain banks.

(NOTE O) Savings Plan:

The Company has a defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code for the benefit of substantially all full time eligible employees. Employees may contribute between 1% and 15% of their salary up to the dollar maximum allowed by the Internal Revenue Service. Company contributions are voluntary and are made at the discretion of the Board of Directors. The Company contributed $366,000, $284,000 and $243,000, for fiscal years 2010, 2009, and 2008, respectively.

(NOTE P) Quarterly Financial Results (unaudited):

	Quarter				
	1	2	3	4	Year
Fiscal 2010					
Net sales	$ 43,477,000	$ 40,875,000	$ 38,820,000	$ 40,519,000	$ 163,691,000
Gross profit	$ 26,550,000	$ 22,398,000	$ 22,551,000	$ 20,864,000	$ 92,363,000
Net income	$ 8,674,000	$ 7,398,000	$ 8,540,000	$ 6,509,000	$ 31,121,000
Earnings per share—Basic	$ 0.76	$ 0.63	$ 0.70	$ 0.52	$ 2.61
Earnings per share—Diluted	$ 0.73	$ 0.60	$ 0.67	$ 0.50	$ 2.50
Fiscal 2009					
Net sales	$ 15,792,000	$ 25,124,000	$ 29,420,000	$ 38,315,000	$ 108,651,000
Gross profit	$ 5,957,000	$ 11,993,000	$ 13,816,000	$ 19,914,000	$ 51,680,000
Net income	$ 1,500,000	$ 1,124,000	$ 2,071,000	$ 5,122,000	$ 9,817,000
Earnings per share—Basic	$ 0.13	$ 0.10	$ 0.19	$ 0.45	$ 0.87
Earnings per share—Diluted	$ 0.13	$ 0.09	$ 0.18	$ 0.44	$ 0.84
Fiscal 2008					
Net sales	$ 10,098,000	$ 15,874,000	$ 15,075,000	$ 20,970,000	$ 62,017,000
Gross profit	$ 2,065,000	$ 5,702,000	$ 5,018,000	$ 8,727,000	$ 21,512,000
Net income (loss)	$ (2,878,000)	$ (953,000)	$ (1,544,000)	$ 277,000	$ (5,098,000)
Earnings (loss) per share—Basic	$ (0.25)	$ (0.08)	$ (0.14)	$ 0.02	$ (0.45)
Earnings (loss) per share—Diluted	$ (0.25)	$ (0.08)	$ (0.14)	$ 0.02	$ (0.45)

Earnings (loss) per common share amounts for fiscal quarters have been calculated independently and may not in the aggregate equal the amount for the full year.

(NOTE Q) Pro Forma Financial Statements:

The results of ECR Pharmaceuticals, acquired on February 27, 2009, have been included in the statements of operations since the date of acquisition. Unaudited pro forma results of operations for the year ended April 30, 2009 are included below. Such pro forma information assumes that the above acquisition had occurred as of May 1, 2008, and net sales is presented in accordance with the Company's accounting policies. This summary is not necessarily indicative of what our results of operations would have been had these businesses been acquired during such periods, nor does it purport to represent results of operations for any future periods.

	Year Ended April 30, 2009 (unaudited)
Net sales	$ 120,206,000
Net income	$ 11,009,000
Earnings per share—Basic	$ 0.94
Earnings per share—Diluted	$ 0.92

(NOTE R) Subsequent Events:

FDA

Subsequent to year end, on June 30, 2010, the Company received a warning letter from the U.S. Food and Drug Administration ("FDA"). The warning letter primarily dealt with the marketing of several products that the FDA states require FDA approval and manufacturing practices related to those products. The Company will respond to the warning letter and intends to meet with the FDA to determine how best to resolve these issues. The Company suspended sales of these products until the issue is resolved. Sales of these products totaled approximately $5,000,000 in fiscal year 2010. In addition, the Company incurred an expense of $865,000 to write off the value of the inventory used in the manufacturing of these products. Other than the suspended products, the Company does not anticipate any interruption in sales of its other products.

Revolving Credit Facility

The Company entered into a Revolving Credit Agreement, effective as of June 1, 2010, with JPMorgan Chase (the "Revolving Credit Agreement"). The Revolving Credit Agreement permits the Company to borrow up to $10,000,000 pursuant to a revolving credit note ("Revolving Credit Note") for, among other things within certain sublimits, general corporate purposes, acquisitions, research and development projects and future stock repurchase programs. Loans shall bear interest at a rate equal to, at the Company's option, in the case of a CB Floating Rate Loan, as defined in the Revolving Credit Agreement, the Prime Rate, as defined in the Revolving Credit Agreement; provided that, the CB Floating Rate shall never be less than the Adjusted One Month LIBOR Rate, or for a LIBOR Loan, at a rate equal to the Adjusted LIBOR Rate plus the Applicable Margin, as such terms are defined in the Revolving Credit Agreement. The Revolving Credit Agreement contains covenants customary for agreements of this type, including covenants relating to a liquidity ratio, a debt service coverage ratio and a minimum consolidated net income. Borrowings under the Revolving Credit Agreement mature on May 27, 2013.

If an event of default under the Revolving Credit Agreement shall occur and be continuing, the commitments under the Revolving Credit Agreement may be terminated and the principal amount outstanding under the Revolving Credit Agreement, together with all accrued unpaid interest and other amounts owing under the Revolving Credit Agreement and related loan documents, may be declared immediately due and payable.

The Company also entered into a $5,000,000 equipment financing agreement with JPMorgan Chase on June 1, 2010. This agreement has similar interest rates. On June 15, 2010 the Company drew down $621,000 of the equipment financing line to fund a down payment for new filling and packaging equipment, and anticipates drawing down an additional $1,379,000 to finance the remaining payments for the equipment.

The Company may not declare or pay dividends or distributions, other than dividends payable solely in capital stock, so long as the Revolving Credit Note remains unpaid.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SCHEDULE II

To the Board of Directors and Stockholders
Hi-Tech Pharmacal Co., Inc.

We have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated financial statements of Hi-Tech Pharmacal Co., Inc. as of April 30, 2010 and 2009 and for each of the three years in the period ended April 30, 2010. Our audits also included the financial statement Schedule II-Valuation and Qualifying Accounts. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the base financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Eisner LLP

New York, New York
July 13, 2010

SCHEDULE II

HI-TECH PHARMACAL CO., INC.
VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charges in costs and expenses	Deductions	Balance at End of Period
Allowance for doubtful accounts				
Year ended April 30, 2010	$ 300,000	$ 210,000(a)	$ 110,000(b)	$ 400,000
Year ended April 30, 2009	$ 200,000	$ 132,000(a)	$ 32,000(b)	$ 300,000
Year ended April 30, 2008	$ 350,000	$ 6,000(a)	$ 156,000(b)	$ 200,000
Accumulated depreciation				
Year ended April 30, 2010	$ 22,812,000	$ 2,700,000	$ 2,791,000(c)	$ 22,721,000

Description	Balance at Beginning of Period	Charges in costs and expenses	Deductions	Balance at End of Period
Year ended April 30, 2009	$ 20,453,000	$ 2,456,000	$ 97,000(c)	$ 22,812,000
Year ended April 30, 2008	$ 18,405,000	$ 2,190,000	$ 142,000(c)	$ 20,453,000

(a) Change in reserve required

(b) Direct write-off of receivable

(c) Disposition of equipment or retirements

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

NONE

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's filings with the SEC is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosure based on the definition of "disclosure controls and procedures" as defined in Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In designing and evaluating disclosure controls and procedures, the Company has recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply judgment in evaluating its controls and procedures.

The evaluation was performed under the supervision and with the participation of Company management, including its CEO and CFO, to assess the effectiveness of the design and operation of its disclosure controls and procedures (as defined under the Exchange Act). Based on that evaluation, the Company's management, including its CEO and CFO, concluded that the Company's disclosure controls and procedures were effective as of April 30, 2010.

Management Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed, under the supervision of the Company's CEO and CFO, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. The Company's internal control over financial reporting includes those policies and procedures that: (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of its assets; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that the Company's receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of its assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company assessed the effectiveness of its internal controls over financial reporting as of April 30, 2010. The Company based the evaluation on the framework in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and has concluded that the Company's internal control over financial reporting was effective as of April 30, 2010.

Eisner LLP, the Company's auditor, has audited the Company's financial statements included in this report on Form 10-K and, as part of their audit, has issued their report, set forth in the Report of Independent Registered Public Accounting Firm, on the effectiveness of our internal control over financial reporting, as of April 30, 2010.

Our audit committee is comprised of three non-employee members of the board of directors, all of whom are independent from our Company. The committee charter, which was attached to the Company's proxy statement dated October 1, 2009, outlines the members' roles and responsibilities and is consistent with the recently enacted corporate reform laws and regulations. It is the audit committee's responsibility to appoint an independent registered public accounting firm subject to shareholder ratification, approve both audit and non-audit services performed by the independent registered public accounting firm, and review the reports submitted by the firm. The audit committee meets several times during the year with management, and the independent public accounting firm to discuss audit activities, internal controls, and financial reporting matters, including reviews of our externally published financial results. The independent registered public accounting firm has full and free access to the committee.

Remediation of Prior Material Weakness in Internal Control Over Financial Reporting

Hi-Tech's management previously identified and disclosed a material weakness in internal control over the implementation of our enterprise resource management system (the "ERP System") and controls surrounding the modification, processing, retrieving and monitoring of financial data were not fully operational as of the year ended April 30, 2009. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Hi-Tech's annual or interim financial statements will not be prevented or detected on a timely basis.

During fiscal 2010, Hi-Tech has been actively engaged in the implementation of remediation efforts to address the material weakness in controls over the ERP system. These remediation efforts, outlined below, were specifically designed to address the material weakness previously identified by Hi-Tech's management.

Hi-Tech's remediation efforts were governed by a Steering Committee, including Hi-Tech's Chief Financial Officer, Vice President of Information Technology and Vice President and Controller. The status of remediation was reviewed with the Audit Committee which was advised of issues encountered and key decisions reached by Hi-Tech's management.

In the last two quarters of fiscal 2010, there has been substantial improvement in our internal control over financial reporting, as defined in Rules 13a-15(f) of the Exchange Act, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. During the quarter ended April 30, 2010, we have completed our testing and evaluation of the controls implemented as part of the remediation plan to ascertain that they were operating effectively.

During the year ended April 30 2010, Hi-Tech's management took the following actions to remediate this material weakness:

- Created an ongoing implementation plan, including allocation of roles and responsibilities, for the continued enhancement of programming and execution of software customization
- Designed and implemented enhanced controls over the process to report and correct system related issues
- Engaged third-party resources to supplement the efforts of Hi-Tech Information Technology personnel
- Developed enhanced reporting capabilities for key financial components
- Developed new systems and processes to reduce the reliance on manual controls
- Documented the process and controls over the implementation plan
- Assessed the design and tested the operating effectiveness of the key controls over the ERP system

Hi-Tech continues to develop further enhancements to its controls over the ERP System. Based upon the significant actions taken and the testing and evaluation of the effectiveness of the controls, Hi-Tech's management has concluded that the material weakness in Hi-Tech's controls over the ERP System and oversight thereof no longer existed as of April 30, 2010.

Continuing Improvements to Internal Control over Financial Reporting

Hi-Tech's management recognizes the importance of continued attention to improving its internal controls related to the period end financial reporting processes. Hi-Tech continues to implement the new ERP system and processes which will allow it, over time, to reduce its reliance on manual controls.

Changes in Internal Control over Financial Reporting

Changes in Hi-Tech's internal control over financial reporting during the year ended April 30, 2010 that have materially affected, or are reasonably likely to materially affect, Hi-Tech's internal control over financial reporting have been described above.

ITEM 9B. OTHER INFORMATION

NONE

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The Board of Directors consists of seven members. All Directors are elected at each Annual Meeting of Shareholders and hold office until the next Annual Meeting of Shareholders when their respective successors are duly elected and qualified.

Set forth below is the name and age of each Director, his position with the Company and his principal occupation during the past five years and the year in which each Director was first elected as a Director of the Company. Also listed below are the specific experience, qualifications, attributes or skills that led to the conclusion that they are qualified to serve as our directors.

Name of Director	Principal Occupation and other Directorships	Age	Elected to the Board
David S. Seltzer	David S. Seltzer has been Chairman of the Board since September 2004 and Chief Executive Officer and President of the Company since May 1, 1998 and a Director, Secretary and Treasurer since February 1992. From July 1992 to May 1, 1998 Mr. Seltzer was Executive Vice President - Administration and since July 1992, Vice President – Administration and Chief Operating Officer of the Company since March 1992. Mr. Seltzer received a B.A. in Economics from Queens College in 1984. David S. Seltzer is the brother of Reuben Seltzer. Mr. Seltzer's experience brings to the Board an understanding of financial investment, business development, strategic planning, sales and operational management in our industry and provides practical guidance, insight and perspective with respect to our operations and strategy.	50	1992
Reuben Seltzer	Reuben Seltzer has been a Director of the Company since April 1992. Mr. Seltzer is currently serving as an employee of to the Company in corporate development activities since January 1, 2009. Mr. Seltzer was formerly a Vice Chairman and Director of Neuro-HiTech Pharmaceuticals, Inc., a drug development company engaged in the development and commercialization of products in the specialty pharmaceutical area. Mr. Seltzer is no longer affiliated with this company as an Officer or Director. Mr. Seltzer had been president of R.M. Realty Services Inc., a real estate investment and consulting company from May 1988 to September 1992. From May 1983 to May 1988 Mr. Seltzer was a vice president and attorney with Merrill Lynch Hubbard Inc., a real estate investment subsidiary of Merrill Lynch and Company. Mr. Seltzer received a B.A. in Economics from Queens College in 1978, a Juris Doctor from the Benjamin N. Cardozo School of Law in 1981 and a L.L.M. from the New York University School of Law in 1987. Reuben Seltzer is the brother of David Seltzer. Mr. Seltzer's experience brings to the Board an understanding of financial investment, business development and strategic planning in our industry and provides practical and legal guidance, insight and perspective with respect to our operations and strategy.	54	1992
Martin M. Goldwyn	Martin M. Goldwyn was elected a Director of the Company in May 1992. Mr. Goldwyn is a member in the law firm of Tashlik, Kreutzer, Goldwyn & Crandell P.C. Mr. Goldwyn received a B.A. in finance from New York University in 1974 and a Juris Doctor from New York Law School in 1977. Mr. Goldwyn brings legal experience in the pharmaceutical field, particularly in pharmaceutical licensing and development agreements and acquisitions which helps provide legal and practical guidance and strategy to the Company.	58	1992
Yashar Hirshaut, M.D.	Yashar Hirshaut has been a Director of the Company since September 1992. Dr. Hirshaut is a practicing medical oncologist and is currently an Associate Clinical Professor of Medicine at Cornell University Medical College. Since July 1986, he has been a Research Professor of Biology at Yeshiva University. In addition, he has served as editor-in-chief of the Professional Journal of Cancer	72	1992

Name of Director	Principal Occupation and other Directorships	Age	Elected to the Board
	Investigation since July 1981. Dr. Hirshaut received a B.A. from Yeshiva University in 1959 and his medical degree from Albert Einstein College of Medicine in 1963. Dr. Hirshaut has decades of experience as a practicing oncologist and brings vast pharmaceutical knowledge to the business and helps with customer viewpoints and product ideas.		
Jack Van Hulst	Jack Van Hulst, has been a senior executive with 42 years of domestic and global experience in many sectors of the pharmaceutical industry. From 1999 to 2005 he was Executive Vice President of MOVA Pharmaceutical Corporation, a contract manufacturer in Puerto Rico with three manufacturing sites and approximately 1,700 employees. MOVA merged with the publicly held Canadian contract manufacturer Patheon, which is the largest worldwide pharmaceutical contract manufacturer. From 1997 to 1998, he was a consultant responsible for special project implementation related to Women's Healthcare at Population Council. From 1993 to 1996 he was part owner, President and Chief Executive Officer of Morton Grove Pharmaceuticals, Inc., a manufacturer and marketer of generic liquid prescriptions and OTC pharmaceuticals prior to its sale to William Blair Capital Partners. From 1991 to 1993 he was part owner, President and Chief Executive Officer of Pennex Products, Inc., a manufacturer and marketer of OTC drugs prior to its sale to Rexall-Sundown. He is a Board Member of The International Center, New York, New York; Senesco Technologies, Inc., New Brunswick, New Jersey (AMEX:NST); and Napopharma (LSE:NAPU). He received a Law Degree from the University of Utrecht, The Netherlands. Mr. Van Hulst brings decades of pharmaceutical experience, particularly in the generic drug business, and provides valuable business development, strategic planning and operational management insight.	71	2008
Anthony J. Puglisi..	Anthony J. Puglisi was elected a Director of the Company on September 21, 2005. Mr. Puglisi is Chief Financial Officer of the IMI Merchandising group of IMI plc, a publicly traded British company. Mr. Puglisi was Vice President and Chief Financial Officer of Sbarro, Inc., an owner, operator and franchisor of quick-service restaurants, from February 2004 to April 2009. Prior to joining Sbarro, Mr. Puglisi was the Vice President and Chief Financial Officer of Langer, Inc., a provider of products used to treat muscle-skeletal disorders, from April 2002 to February 2004. Mr. Puglisi was Senior Vice President and Chief Financial Officer of Netrex Corporation from September 2000 to October 2001 and Executive Vice President and Chief Financial Officer of Olsten Corporation, a provider of staffing and home health care services from 1993 to March 2000. Mr. Puglisi has been a certified public accountant in New York for over twenty-five years. He earned a B.B.A. in Accounting from Bernard Baruch College. Mr. Puglisi is a director of CPNA International. Mr. Puglisi brings years of experience as a Chief Financial Officer and significant financial, accounting and business development experience to the Company.	61	2005
Bruce W. Simpson.	Bruce W. Simpson was elected Director of the Company on September 9, 2005. Mr. Simpson is President and CEO of B.W. Simpson & Associates, a consulting company that works with small emerging pharmaceuticals companies in the areas of marketing, business development and strategic planning. Prior to founding his own healthcare-consulting firm in 1998, from July 1998 to August 1999, Mr. Simpson was President of Genpharm, Inc., located in Ontario, Canada, a division of E. Merck. From 1992 to July 1998, he served as President and CEO of Medeva Pharmaceuticals in Rochester, New York. He has been affiliated with American Academy of Allergy and is a former Director of Draxis Health Inc., Bradley Pharmaceuticals and Adams Laboratories. Mr. Simpson holds a B.S. in Marketing from Fairleigh Dickinson University, an M.B.A. in Marketing from the University of Hartford, and has done post-graduate work in healthcare marketing at UCLA. Prior to entering the	68	2005

pharmaceutical field, Mr. Simpson served as a Captain in the United States Marine Corps.

Mr. Simpson brings his board experience from other firms, his experience as a Chief Executive Officer of a pharmaceutical company and years of consulting experience in the pharmaceutical industry with an expertise in marketing which helps with both our branded OTC and branded prescription businesses.

Executive Officers

The executive officers of the Company are set forth in the table below. All executive officers are elected at the annual meeting or interim meetings of the Board of Directors. No arrangements or understanding exists between any executive officer and any other person pursuant to which he was elected as an executive officer.

Name	Age	Position and Period Served
David S. Seltzer	50	Chairman of the Board since September 2004, Chief Executive Officer and President of the Company since May 1, 1998 and a Director, Secretary and Treasurer since February 1992. Mr. Seltzer served as Executive Vice President of Administration until February 1992.
William Peters	42	Vice President and Chief Financial Officer of the Company since May 2004.
Gary M. April	53	President of Health Care Products Division since May 1998 and Divisional Vice President of Sales since January 1993.
Davis S. Caskey	62	Vice President, Pharmaceutical Operations ECR Pharmaceuticals since February 2009. Mr. Caskey was Vice President of E. Claiborne Robins Company, Inc. d/b/a ECR Pharmaceutical, from 1992 to February 27, 2009
Kamel Egbaria	52	Executive Vice President and Chief Scientific Officer since April 2010. From 2003 to 2009, Mr. Egbaria was the Chief Scientific Officer and Vice President of Research and Development for Qualitest Pharmaceuticals, Inc.
Bryce M. Harvey	54	President, Midlothian Laboratories Division since December 2007. Mr. Harvey was President at Midlothian Laboratories, LLC a division of ProEthic Laboratories, from August 2003 to December 2007.

Significant Employees

Name	Age	Position and Period Served
Tanya Akimova, Ph.D.	56	Vice President of Strategic Planning and Product Development since October 2009, Senior Director, Strategic Planning and Product Development since November 2008 and Director of New Business Development since October 2000.
Edwin A. Berrios	57	Vice President of Sales and Marketing since November 2000.
Joanne Curri	69	Director of Regulatory Affairs since January 1992.
Polireddy Dondeti, Ph.D.	45	Vice President of Research and Development since October 2008 and Senior Director of Research and Development since October 2003.
Jesse Kirsh	51	Vice President of Quality since October 2006 and Senior Director of Quality Assurance since March 1994
Christopher LoSardo	44	Vice President of Corporate Development since October 2005.
Eyal Mares	47	Vice President, Operations since October 2006. From 2004 to 2006, Mr. Mares was Vice President, Operations for Perrigo New York, a division of Perrigo Company.
Pudpong Poolsuk	66	Senior Director of Science since May 2000.
Margaret Santorufo	44	Vice President and Controller since May 2004.
James P. Tracy	66	Vice President of Information Technology since August 2004.

Audit Committee

We have a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the Audit Committee are Anthony J. Puglisi, Yashar Hirshaut M.D., and Jack Van Hulst, and each member is independent as such term is defined under the rules promulgated by the NASDAQ listing standards.

Audit Committee Financial Expert

The Board of Directors of the Company has determined that Anthony J. Puglisi is an audit committee financial expert as defined by Item 407(d)(5)(ii) of Regulation S-K of the Exchange Act and is independent within the listing standards set forth by the NASDAQ.

Nominating Committee

The Nominating Committee is responsible for identifying and evaluating nominees for director and for recommending to the Board a slate of nominees for election at the Annual Meeting of Stockholders in accordance with the Nominating Committee's charter. The Nominating Committee is comprised of Jack Van Hulst, Anthony J. Puglisi and Bruce W. Simpson. They are non-management directors who are "independent" as defined under the rules promulgated by the NASDAQ listing standards.

Code of Ethics

We have adopted a code of ethics for our principal executive officer, principal financial officer, principal accounting officer, controller, persons performing similar functions, as well as directors and employees. We will provide a copy of our Code of Ethics ("Code") to any person, without charge, upon request to Hi-Tech Pharmacal Co., Inc., Attention: Investors Relations, 369 Bayview Avenue, Amityville, NY 11701, (631) 789-8228. If we make any substantive amendments to the Code or grant any waiver, including any implicit waiver, from a provision of the Code to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, we will disclose the nature of such amendment or waiver on our website or in a report on Form 8-K in accordance with applicable rules and regulations.

Board Leadership

The CEO and senior executive officers are selected by the Board based upon recommendations from the Company's management and Board of Directors. The Board determines whether the role of Chairman and CEO should be separate or combined based upon its judgment as to the most appropriate structure for the Company at a given point in time. David S. Seltzer has served as our Chairman of the Board since 2004 and CEO since 1998. Based on its most recent review of the Company's Board leadership structure and continued strong performance of the business, the Board has determined that this structure is optimal for the Company, because it provides our Company with strong and consistent leadership and leverages Mr. Seltzer's extensive knowledge of our pharmaceutical business and competitive environment with the strategic oversight role of the Board. Given the current challenging regulatory and market environment, and the need to execute our ongoing strategic plans, the Board believes that having one person serving as both the Chairman and CEO provides clear, decisive, and effective leadership.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and Executive Officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, Directors and greater than ten percent shareholders are required by Securities and Exchange Commission regulation to furnish the Company with copies of all Section 16(a) reports they file. The Company believes that all Section 16(a) filing requirements were met during fiscal 2010 except for one transaction for each of Mr. William Peters and Mr. Jack Van Hulst, each of which involved the exercise of stock options which were late filings. In making this statement, the Company has relied on the written representations of its incumbent directors and officers and copies of the reports that they have filed with the Securities and Exchange Commission and NASDAQ.

ITEM 11. EXECUTIVE COMPENSATION.

The following tables and paragraphs provide information concerning compensation paid for the last three fiscal years to our Chief Executive Officer, Chief Financial Officer, and three other most highly compensated senior executive officers (each, a "Named Executive Officer") earning in excess of $100,000 in total compensation as defined in Regulation S-K, subpart 229.402(a)(3), including compensation discussion and analysis, summary compensation table, grants of plan-based awards, outstanding equity awards, employment agreements, potential payments upon termination or change in control, compensation of directors, compensation committee report and compensation committee interlocks.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides a narrative describing how compensation for our named executive officers is established and should be read in conjunction with the compensation tables and related narrative descriptions set forth below.

Objectives and Philosophy of Our Executive Compensation Program

Our mission is to be a significant provider of quality products in the markets we serve. To support this and other strategic objectives as approved by the Board of Directors and to provide adequate returns to shareholders, we must compete for, attract, develop, motivate, and retain top quality executive talent at the corporate office and operating business units during periods of both favorable and unfavorable business conditions.

Our executive compensation program is a critical management tool in achieving this goal. "Pay for performance" is the underlying philosophy for our executive compensation program. Consistent with this philosophy, the program has been carefully conceived and is independently administered by the Compensation Committee of the Board of Directors, which is comprised entirely of non-employee directors.

The program is designed and administered to:

- reward individual and team achievements that contribute to the attainment of our business goals; and
- provide a balance of total compensation opportunities, including salary, bonus, and longer-term cash and equity incentives, that are competitive with similarly situated companies and reflective of our performance.

In seeking to link executive pay to corporate performance, the Compensation Committee believes that the most appropriate measure of corporate performance is the increase in long-term shareholder value, which involves improving such quantitative performance measures as revenue, net income, cash flow, operating margins, earnings per share, and return on shareholders' equity. The Compensation Committee may also consider qualitative corporate and individual factors which it believes bear on increasing our long-term value to our shareholders. These include:

- the development of competitive advantages
- successful filing of ANDAs
- successful approval of ANDAs
- success in developing business strategies and managing costs
- execution of divestitures, acquisitions, and strategic partnerships
- implementation of operating efficiencies
- the general performance of individual job responsibilities

The Compensation Committee reviews compensation practices of other pharmaceutical organizations of like size and structure in order to assess our competitiveness. The Company subscribes to Equilar, Inc.'s on-line database of executive and director compensation, which is drawn directly from SEC filings. In 2010, the Compensation Committee used this database to benchmark the Company's executive compensation. The following companies were used as the peer group: Akorn, Inspire Pharmaceuticals, Isis Pharmaceuticals, Lannett, Noven Pharmaceuticals, Pain Therapeutics, PDI, Pozen, Salix Pharmaceuticals and Sciclone Pharmaceuticals. Benchmarked items include salary, bonus, equity compensation, deferred compensation, other compensation and total compensation. This data is used to ensure that the Chief Executive Officer and Chief Financial Officer of the Company are paid within the 25th to 75th percentile range. The Company believes that this is the appropriate range to target salaries so that they can be competitive.

Components of our Executive Compensation Program

The primary elements of our executive compensation program are:

- base salary
- annual cash incentive bonus
- a long-term incentive represented by stock options
- insurance, 401(k) plan and other employee benefits

The Company does not have a formal or informal policy or target for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation or among different forms of non-cash compensation. Instead, the Compensation Committee, after reviewing information provided by management, determines subjectively what it believes to be the appropriate level and mix of the various compensation components.

Base Salary. Base salary is used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our executives. In determining the amount of compensation to be paid to our executive officers, the Compensation Committee adheres to compensation policies pursuant to which executive compensation is determined. Base salary determinants include the prevailing rate of compensation for positions of like responsibility in the particular geographic area, the level of the executive's compensation in relation to our other executives with the same, more, or less responsibilities, and the tenure of the individual.

Minimum base salaries are mandated by our employment agreements for Mr. David Seltzer, Mr. William Peters, Mr. Bryce Harvey, Mr. Gary April, Mr. Davis Caskey and Dr. Kamel Egbaria.

Base salaries are reviewed annually or when employment contracts expire by our Compensation Committee, and are adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience.

Annual Cash Incentive Bonus. The Compensation Committee has the authority to award annual bonuses to individual senior executives on a discretionary basis. The Committee believes that the bonus plan promotes the Company's performance-based compensation philosophy by providing executives with direct financial incentives in the form of annual cash bonuses for achievements accomplished throughout the fiscal year.

The Compensation Committee considers various factors in determining, in its discretion, the bonuses to be awarded to its Named Executive Officers. The Compensation Committee does not utilize a formal written compensation plan or specific formula for the determination of bonuses to its CEO and CFO. Nor does it employ specific financial goals other than those listed below.

In the case of Mr. David Seltzer, the Compensation Committee determines Mr. Seltzer's bonus based on:

- growing the Company's revenues
- achieving pre-tax net income
- completing acquisitions
- forming strategic alliances
- submitting ANDAs to the FDA
- gaining FDA approval of ANDAs
- operating within the compliance parameters required by federal and state governmental regulatory agencies
- achieving operational efficiencies

The Compensation Committee has awarded Mr. Seltzer a bonus for the fiscal year ended April 30, 2009 in the amount of $225,000. Mr. Seltzer's bonus was awarded for increasing the Company's revenues by 75%, returning the Company to profitability, completing the ECR Pharmaceuticals acquisition and gaining the FDA approval of two important ANDAs, Dorzolamide ophthalmic solution and Dorzolamide with Timolol ophthalmic solution. The Compensation Committee has not yet awarded Mr. Seltzer a bonus for the fiscal year ended April 30, 2010.

In the case of Mr. William Peters, the Compensation Committee determined Mr. Peters' bonus based on performance as well as his accomplishments. Factors considered included:

- valuation analyses for potential acquisition candidates
- helping value, negotiate and integrate the ECR Pharmaceuticals acquisition
- accomplishments related to his responsibilities as head of human resources, specifically implementing an affirmative action plan
- financing activities, including negotiating a line of credit, investor relations and other financings
- operating within the compliance parameters required by federal and state governmental regulatory agencies
- identifying cost savings and reducing overhead and SG&A costs of target areas

The Compensation Committee has awarded Mr. Peters a bonus for the fiscal year ended April 30, 2009 in the amount of $100,000. Mr. Peters' bonus was awarded for increasing the Company's revenues by 75%, returning the Company to profitability, negotiating operating cost savings and helping value, negotiate and integrate the ECR Pharmaceuticals acquisition. The Compensation Committee has not yet awarded Mr. Peters a bonus for the fiscal year ended April 30, 2010.

Bonus payments to Mr. April, Mr. Harvey and Mr. Caskey are based on formulas tied to the performance of their respective divisions.

Mr. April's employment agreement provides for a payment of:

- a bonus equal to 2% of the increase in net sales of the HCP Division over the immediately preceding year's net sales of the HCP Division
- a profit bonus based on the net profits of the HCP Division. In the event the net profits of the HCP Division are greater than the prior year's net profits, then Mr. April receives a profit bonus ("Profit Bonus") equal to 3% of the increase in net profits of the HCP Division over the immediately preceding year's net profits of the HCP Division

The Compensation Committee did not award Mr. April a bonus for the fiscal year ended April 30, 2009 due to a decline in sales of the HCP Division. Mr. April earned a bonus of $12,500 in fiscal 2010 which will be paid in fiscal 2011.

Mr. Harvey's employment agreement specifies that a bonus will be calculated based on the following:

the sum of (i) 1.5% of the first $2,000,000 of the Midlothian Division's pre-tax net income; and (ii) 5% of the Midlothian Division's pre-tax net income in excess of $2,000,000. Mr. Harvey's bonus calculation is based on a calendar year time period. For the calendar year ended December 31, 2009, Mr. Harvey earned a bonus of $26,000, which will be paid during the fiscal year ended April 30, 2011.

Mr. Caskey's employment agreement specifies that a bonus will be calculated based on the following:

the sum of (i) 2.5% of the first $3,500,000 of ECR Pharmaceuticals Co., Inc.'s pre-tax net income; and (ii) 4% of ECR Pharmaceuticals Co., Inc.'s pre-tax net income in excess of $3,500,000. Mr. Caskey earned a bonus of $139,000 in fiscal 2010 which will be paid in fiscal 2011.

Dr. Egbaria's employment agreement specifies that he will be entitled to (i) a $5,000 bonus for each Abbreviated New Drug Application ("ANDA") submitted under his supervision and accepted for filing by the Federal Drug Administration ("FDA"); (ii) a $10,000 bonus for each ANDA that is submitted under his supervision and approved by the FDA; (iii) a $5,000 bonus for each ANDA that is, as of April 26, 2010, pending with the FDA for at least twelve (12) months and which is approved by the FDA; (iv) a $10,000 bonus for each ANDA that is, as of April 26, 2010, pending with the FDA for less than twelve (12) months and which is approved by the FDA; and (v) Dr. Egbaria shall be entitled to participate in the Corporation's executive bonus pool. Dr. Egbaria shall be entitled to only one bonus for each ANDA approved by the FDA. The bonuses payable above shall not, in the aggregate, exceed 50% of Dr. Egbaria's salary for the year in which such bonuses are payable. Because Dr. Egbaria was not employed until April 26, 2010, no bonus has been earned by him or paid to him as of April 30, 2010.

Stock Options. The long-term component of our executive compensation program consists of stock options. We believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interest of our executives and our shareholders. Stock options are granted upon the recommendation of management and approval of the Compensation Committee based upon their subjective evaluation of the appropriate amount for the level and amount of responsibility of each executive officer. Factors entering into this process include company-level performance, the individual executive's performance, the amount of equity previously awarded to the executive and the vesting of such awards.

The Compensation Committee reviews all components of the executive's compensation when determining annual equity awards to ensure that an executive's total compensation conforms to our overall philosophy and objectives.

The options generally permit the option holder to buy the number of shares of the underlying common stock (an option exercise) at a price equal to the market price of the common stock at the time of grant. Thus, the options generally gain value only to the extent the stock price exceeds the option exercise price during the term of the option. Generally, the options vest over a period of four years, with 25% vesting upon the first anniversary of the date of grant and 25% on each anniversary thereafter, and expire no later than ten years after grant.

Equity awards are typically granted to our executives annually in conjunction with the review of their individual performance. We set the exercise price of all stock options to equal the closing price of our common stock on the NASDAQ Stock Market on the day of the grant.

Benefits and Other Compensation. We maintain broad-based benefits that are provided to all employees, including health and dental insurance, and a 401(k) plan. Executive officers are eligible to participate in all of our employee benefit plans, at no cost. The Company matches 50% on the first 6% of the contributions to the 401(k) plan for all employees up to the federal maximum.

Mr. David Seltzer, Mr. William Peters and Mr. Gary April received $9,400, $6,000 and $6,000, respectively, for automobile reimbursements. These amounts were reported as taxable income.

Severance and Change-in-Control Benefits. Pursuant to employment agreements we have entered into with certain of our executives and our 2009 Stock Option and our Amended and Restated Stock Option Plan (the "Stock Option Plans"), our executives are entitled to specified benefits in the event of the termination of their employment under specified circumstances, including termination following a change in control of our Company. We have provided more detailed information about these benefits, along with estimates of their value under various circumstances, under the caption "Potential Payments upon Termination of Employment or Change-in-Control" below.

We believe providing these benefits help us compete for executive talent. We believe that our severance and change-in-control benefits are generally in line with severance packages offered to executives by other companies.

Tax Considerations

Section 162(m) of the Internal Revenue Code prohibits us from deducting any compensation in excess of $1 million paid to certain of our executive officers, except to the extent that such compensation is paid pursuant to a shareholder approved plan upon the attainment of specified performance objectives. The Compensation Committee believes that tax deductibility is an important factor, but not the sole factor, to be considered in setting executive compensation policy. Accordingly, the Compensation Committee periodically reviews the potential consequences of Section 162(m) and generally intends to take such reasonable steps as are required to avoid the loss of a tax deduction due to Section 162(m). However, the Compensation Committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Summary Compensation Table

The following table summarizes the compensation of the Named Executive Officers for the fiscal year ended April 30, 2010. The Named Executive Officers are the Company's Chief Executive Officer, Chief Financial Officer, President of the Health Care Products Division, President of the Midlothian Laboratories Division, and ECR Pharmaceuticals Co., Inc.'s Vice President of Pharmaceutical Operations.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Options Awards (#)(2)	All Other Compensation ($)(3)	Total ($)
David S. Seltzer	2010	451,000	225,000	504,000	24,000	1,204,000
President, Chief Executive Officer	2009	442,000	0	139,000	22,000	603,000
Secretary, and Treasurer	2008	421,000	0	256,000	27,000	704,000
William J. Peters	2010	278,000	100,000	252,000	20,000	650,000
Vice President and Chief Financial Officer	2009	251,000	45,000	69,000	19,000	384,000
	2008	237,000	35,000	128,000	19,000	419,000
Gary M. April	2010	233,000	0	76,000	10,000	319,000
President of Health Care Products Division	2009	218,000	5,000	21,000	10,000	254,000
	2008	215,000	22,000	26,000	11,000	274,000
Bryce M. Harvey (4)	2010	264,000	26,000	50,000	8,000	348,000
President of Midlothian Laboratories Division	2009	237,000	139,000	14,000	7,000	397,000
	2008	73,000	0	24,000	1,000	98,000
Davis S. Caskey (5)	2010	168,000	0	50,000	5,000	223,000
ECR Pharmaceuticals Co., Inc.,	2009	27,000	0	12,000	1,000	40,000
Vice President of Pharmaceutical Operations						

(1) Represents base salary through April 30, 2010.

(2) Represents the fair value of options granted on the grant date in accordance with SFAS 123(R).

(3) Represents the matching contributions to the Hi-Tech Pharmacal Co., Inc. Employee Savings Plan and /or the dollar value of the premium paid by the Company for term life insurance for the benefit of the Named Executive Officer and automobile reimbursement that were reported as taxable income.

(4) Mr. Harvey has been employed at Hi-Tech Pharmacal Co., Inc. since the assets of Midlothian Laboratories were acquired on December 28, 2007.

(5) Mr. Caskey has been employed at Hi-Tech Pharmacal Co., Inc. since the assets of ECR Pharmaceuticals were acquired on February 27, 2009.

Grants of Plan-Based Awards

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)(1)	Exercise or Base Price of Option Awards ($/Sh)(2)	Grant Date Fair Value of Stock and Options Awards (3)
David S. Seltzer	11/12/09	50,000	19.59	504,000
President, Chief Executive Officer	11/13/08	50,000	5.83	139,000
Secretary, and Treasurer	1/29/08	50,000	10.68	256,000
William J. Peters	11/12/09	25,000	19.59	252,000
Vice President and Chief Financial Officer	11/13/08	25,000	5.83	69,000
	1/29/08	25,000	10.68	128,000
Gary M. April	11/12/09	7,500	19.59	76,000
President of Health Care Products Division	11/13/08	7,500	5.83	21,000
	1/29/08	5,000	10.68	26,000
Bryce M. Harvey	11/12/09	5,000	19.59	50,000
President of Midlothian Laboratories Division	11/13/08	5,000	5.83	14,000
	12/28/07	5,000	9.93	24,000
Davis S. Caskey	11/12/09	5,000	19.59	50,000
ECR Pharmaceuticals Co., Inc.	2/27/09	5,000	5.17	13,000
Vice President of Pharmaceutical Operations				

(1) The amounts set forth in this column reflect the number of stock options granted under our Amended and Restated Stock Option Plan. The options vest at the rate of 25% per year starting on the first anniversary of the grant and expire in 10 years from the date of grant.

(2) The exercise price equals the closing price of our common stock on the date of grant.

(3) The dollar values of stock options disclosed in this column are equal to the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, "Compensation – Stock Compensation". See note A[16] of the consolidated financial statements, except no assumptions for forfeitures were included.

Outstanding Equity Awards at Fiscal Year-End

Name	Option Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
David S. Seltzer President, Chief Executive Officer, Secretary, and Treasurer	112,500	—	$ 3.84	11/15/11
	112,500	—	$ 11.56	1/14/13
	75,000	—	$ 14.99	12/4/13
	75,000	—	$ 12.05	2/1/15
	50,000	—	$ 23.98	3/8/16
	37,500	12,500	$ 10.68	2/2/17
	25,000	25,000	$ 10.68	1/29/18
	12,500	37,500	$ 5.83	11/13/18
	—	50,000	$ 19.59	11/12/19
William J. Peters Vice President and Chief Financial Officer	4,983	—	$ 19.95	9/9/13
	18,750	—	$ 18.87	8/1/15
	—	6,250	$ 15.09	8/9/16
	—	6,250	$ 10.68	2/2/17
	6,250	12,500	$ 10.68	1/29/18
	—	18,750	$ 5.83	11/13/18
	—	25,000	$ 19.59	11/12/19
Gary M. April President of Health Care Products Division	5,000	—	$ 23.98	3/8/16
	1,250	1,250	$ 10.68	2/2/17
	1,250	2,500	$ 10.68	1/29/18
	—	5,625	$ 5.83	11/13/18
	—	7,500	$ 19.59	11/12/19
Bryce M. Harvey President of Midlothian Laboratories Division	2,500	2,500	$ 9.93	12/28/17
	1,250	3,750	$ 5.83	11/13/18
	—	5,000	$ 19.59	11/12/19
Davis S. Caskey ECR Pharmaceuticals Co., Inc., Vice President of Pharmaceutical Operations	1,250	3,750	$ 5.17	2/27/19
	—	5,000	$ 19.59	11/12/19

Options Exercises and Stock Vested

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
David S. Seltzer President, Chief Executive Officer, Secretary, and Treasurer	112,500	2,373,000	0	0
William J. Peters Vice President and Chief Financial Officer	110,267	1,081,000	0	0
Gary M. April President of Health Care Products Division	112,968	1,459,000	0	0
Bryce M. Harvey President of Midlothian Laboratories Division	0	0	0	0
Davis S. Caskey ECR Pharmaceuticals Co., Inc. Vice President of Pharmaceutical Operations	0	0	0	0

The Company does not maintain a pension plan, or nonqualified deferred contribution or other nonqualified deferred compensation plans.

Employment Agreements

We have employment agreements with each of our Named Executive Officers.

David S. Seltzer — Chairman of the Board, President, Chief Executive Officer, Secretary and Treasurer

David S. Seltzer serves as Chairman of the Board since Bernard Seltzer retired the position in September, 2004. David S. Seltzer was elected to serve as President and Chief Executive Officer effective May 1, 1998. On May 1, 2010, the Company entered into an amended and restated executive employment agreement with David S. Seltzer pursuant to which Mr. Seltzer is to serve as President and Chief Executive Officer, effective May 1, 2010 through April 30, 2013. Mr. Seltzer received an annual base salary of $451,000 for the period May 1, 2009 through April 30, 2010 ("Base Salary") and for each fiscal year thereafter during the term of the employment agreement, Mr. Seltzer will be paid a base salary equal to the sum of (a) the Base Salary for the immediately preceding fiscal year and (b) an amount determined by multiplying the Base Salary in effect for the immediately preceding fiscal year by five (5%) percent. Mr. Seltzer may also receive a bonus during each year of employment which shall be approved by the Company's Compensation Committee. Such bonus may be based on the Company meeting certain fiscal goals and also taking into account, among other things, progress towards strategic objectives not fully measured by pre-tax net income, the Company's acquisitions, strategic alliances, submissions to the FDA, operational efficiencies and approval of ANDAs by the FDA. During the term of the agreement Mr. Seltzer will be eligible to receive annually options to purchase a minimum amount of 50,000 shares of the Company's common stock. The amended and restated employment agreement contains standard confidentiality provisions and indemnification provisions.

William Peters — Vice President and Chief Financial Officer

On June 23, 2009, the Company and Mr. Peters, the Company's Chief Financial Officer, entered into Amendment No. 2 to Mr. Peters' employment agreement. The amendment, effective as of June 23, 2009, extends the term of Mr. Peters' employment until July 31, 2011. The term is automatically renewed for successive one (1) year terms unless terminated (i) by the Company upon six (6) months advance written notice to Mr. Peters, (ii) by Mr. Peters upon sixty (60) days advance written notice to the Company, or (iii) unless terminated in accordance with the provisions of Section 5 of the agreement. The amendment provides that Mr. Peters will receive as compensation for his services an annual salary equal to $280,000 for the period August 1, 2009 through July 31, 2010 and $300,000 for the period August 1, 2010 through July 31, 2011.

The agreement provides for annual bonuses to be determined in accordance with performance goals set by the Compensation Committee of the Board of Directors and the President of the Company. In the event of a termination upon total disability, the Company will pay to Mr. Peters the salary which would otherwise be payable to him during the continuance of such disability.

Bryce M. Harvey — President of Midlothian Laboratories Division

Effective April 1, 2009 the Company and Mr. Bryce Harvey, the President of the Company's Midlothian Laboratories Division, entered into Amendment No. 1 (the "Harvey Amendment") to Mr. Harvey's employment agreement dated as of December 27, 2007 (the "Harvey Agreement"). The term of the Harvey Agreement is until March 31, 2011 unless earlier terminated by Mr. Harvey upon 30 days advance written notice to the Company, or unless earlier terminated pursuant to the provisions of the Harvey Agreement. Mr. Harvey is to receive as compensation for his services an annual salary equal to (i) $257,500 for the period April 1, 2009 through March 31, 2010 and (ii) $267,500 for the period April 1, 2010 through March 31, 2011; provided, he remains employed with the Company. Mr. Harvey will receive a bonus for each calendar year during the term; provided, he remains an employee of the Company, equal to the sum of 1.5% of the first $2 million of the Midlothian Division's pre-tax net income for the applicable year plus 5% of the Midlothian Division's pre-tax net income in excess of $2 million for such year. In the event Mr. Harvey ceases to be employed by the Company, he will receive a bonus pro-rated for the number of days he is actually employed during the calendar year for which the bonus was applicable; provided he was not terminated by the Company for cause. Mr. Harvey may receive stock options, at the sole discretion of the Company's management, such discretion to be exercised by recommendation of the Company's Chief Executive Officer to the Compensation Committee. The Chief Executive Officer shall recommend that Mr. Harvey receive options to purchase ten thousand (10,000) shares of the Company's common stock, when the Company makes its annual grant of stock options; however, the Compensation Committee shall make the final determination.

The Harvey Agreement provides that Mr. Harvey's employment shall terminate in the event of Mr. Harvey's death or total disability, or a termination for cause, as defined in the Harvey Agreement, or termination by the Company upon two weeks prior notice to Mr. Harvey by the Company. Mr. Harvey is not entitled to receive severance in the event his employment is terminated for cause, total disability or death. The Harvey Agreement contains standard confidentiality provisions and indemnification provisions.

Gary M. April — President of Health Care Products Division

The Company and Mr. Gary April, the President of the Company's Health Care Products Division ("HCP Division"), entered into an employment agreement effective as of January 1, 2009 (the "April Agreement"). The term of the April Agreement is until December 31, 2011 unless earlier terminated or extended as provided in the April Agreement. Mr. April is to receive as compensation for his services an annual salary equal to (i) $225,000 for the period January 1, 2009 through December 31, 2010 and (ii) $235,000 for the period January 1, 2010 through December 31, 2011. Mr. April will receive a bonus during each calendar year of his employment equal to two (2%) percent of the increase in Net Sales, as defined in the April Agreement, of the HCP Division over the immediately preceding year's Net Sales of the HCP Division. For purposes of the April Agreement, Mr. April agreed that Domestic Sales for the Company's fiscal year ended 2008 were deemed to be $10,846,000. In addition, Mr. April may also receive a profit bonus based on Net Profits of the HCP Division. In the event the Net Profits, as defined in the April Agreement, of the HCP Division are greater than the prior year's Net Profits, Mr. April will be entitled to receive a profit bonus equal to three (3%) percent of the increase in net profits of the HCP Division. Mr. April may receive stock options, at the sole discretion of the Company's management, such discretion to be exercised by recommendation of the Company's Chief Executive Officer or Chief Financial Officer to the Compensation Committee. The parties agreed that there were no Net Profits of the HCP Division for fiscal 2008. The Chief Executive Officer recommended that Mr. April receive options to purchase seven thousand five hundred (7,500) shares of the Company's common stock.

The April Agreement provides that Mr. April's employment will terminate in the event of Mr. April's death, total disability, Mr. April wrongfully leaves his employment, Mr. April voluntarily terminates his employment, or a termination for Cause, as defined in the April Agreement. In the event of Mr. April's termination due to death or total disability, if Mr. April was entitled to receive a bonus or profit bonus, he, his designee or his estate will paid a pro-rata amount of the bonus and profit bonus for the year in which death or total disability occurred based on the number of months Mr. April was employed in such year. The April Agreement contains standard confidentiality provisions and indemnification provisions.

Davis S. Caskey — Vice President, Pharmaceutical Operations of ECR Pharmaceuticals Co., Inc.

On February 27, 2009 the Company and Mr. Davis S. Caskey entered into an employment agreement (the "Caskey Agreement"). Mr. Caskey serves as Vice President, Pharmaceutical Operations of the Company's subsidiary, ECR Pharmaceuticals Co., Inc. ("Subsidiary"). The term of the Caskey Agreement is until February 28, 2011 unless earlier terminated pursuant to the provisions of the Caskey Agreement. Mr. Caskey is to receive as compensation for his services an annual salary equal to $165,000. On February 27, 2010, Mr. Caskey's salary was $168,000. For the second year of the term of the Caskey Agreement, Mr. Caskey will receive a bonus equal to the sum of (i) 2.5% of the first $3.5 million of Subsidiary's pre-tax net income for the second year of the term of the Caskey Agreement; and (ii) 4% of the Subsidiary's pre-tax net income in excess of $3.5 million for the second year of the term of the Caskey Agreement. Mr. Caskey will receive stock options to purchase five thousand (5,000) shares of the Company's common stock, subject to and in accordance with the terms and provisions of the Company's 2009 Stock Option Plan. Mr. Caskey may receive additional stock options at the sole discretion of the Company's management, such discretion to be exercised by recommendation of the Company's Chief Executive Officer to the Compensation Committee; however, the Compensation Committee shall make the final determination, in its discretion, as to the number of stock options to be granted to Mr. Caskey.

The Caskey Agreement provides that Mr. Caskey's employment shall terminate in the event of Mr. Caskey's death or total disability, or a termination for Cause, as defined in the Caskey Agreement, or termination by the Company upon two weeks prior notice to Mr. Caskey by the Company. The Caskey Agreement contains standard confidentiality provisions and indemnification provisions.

Dr. Kamel Egbaria — Chief Scientific Officer and Executive Vice President

On April 26, 2010, the Company and Dr. Kamel Egbaria entered into an employment agreement (the "Egbaria Agreement") pursuant to which Dr. Egbaria is to serve as Chief Scientific Officer and Executive Vice President of the Company. The term of the Egbaria Agreement is until April 26, 2013, unless earlier terminated pursuant to the provisions of the Egbaria Agreement. Dr. Egbaria is to receive as compensation for his services an annual base salary of $350,000. Upon each anniversary of April 26, 2010 during the term of the Egbaria Agreement, Dr. Egbaria's salary will be increased by 5%. Dr. Egbaria will be entitled to receive certain bonuses upon the submission with the FDA of Abbreviated New Drug Applications and further bonuses upon the approval by the FDA of same. Dr. Egbaria shall also be entitled to participate in the Company's executive bonus pool. Dr. Egbaria received, on April 26, 2010, and upon each anniversary thereof, subject to approval by the Company's Compensation Committee, an option to purchase 40,000 shares of the Company's common stock, subject to the Company's 2009 Stock Option Plan.

Involuntary Termination. Certain of our employment agreements with our Named Executive Officers provide for severance pay and other payout amounts in the event that employment is terminated other than for cause or voluntary termination.

Mr. David Seltzer's employment agreement provides that in the event of a termination of employment by the Company without cause, the Company will pay to Mr. Seltzer his base salary up to the end of the month in which such termination occurs. The employment agreement further provides that in the event of Mr. Seltzer's death or total disability, he will be paid his base salary for the remaining term of the agreement; provided, however, that in the case of a total disability, the base salary paid to Mr. Seltzer shall be reduced by any proceeds paid to Mr. Seltzer, his designee or estate, from a disability insurance policy owned by the Company. In addition, if Mr. Seltzer is terminated by the Company without cause or in the event of Mr. Seltzer's death or total disability, he will also be paid an amount equal to the product of (i) the bonus for the year in which such termination, death or total disability occurred and (ii) a fraction, the numerator of which is the number of months during such year which Mr. Seltzer was employed by the Company through and including the month of his death, total disability or termination of employment, and the denominator of which is twelve.

If Mr. William Peters is terminated, or if he terminates his employment for Good Reason, as defined in his employment agreement, then the Company will pay to him the sum of (i) his salary for the greater of six (6) months or the balance of the term of his agreement and (ii) the pro rata portion of his annual bonus for the prior year. The severance shall be payable weekly. In addition, the Company will continue to keep in effect all health, insurance and welfare benefits for a period of the lesser of six months from the date of termination or until Mr. Peters obtains similar benefits from a new employer. Mr. Peters will not be entitled to severance if the Company gives six months advance written notice that a decision not to renew his agreement has been made by the Company.

If Mr. Harvey is terminated by the Company upon two weeks prior notice to Mr. Harvey, he will be entitled to receive severance payments equal to eighty (80%) percent of his salary for a period beginning on the date the Company Termination occurs, as defined in the Harvey Agreement, and ending on the earlier of the (i) the two year anniversary date of the Harvey Agreement and (ii) the one year anniversary date of his termination. In addition, Mr. Harvey will be entitled to receive a bonus for the year in which he is terminated by the Company as if he had not been terminated.

Mr. April may voluntarily terminate his employment only upon the giving of six (6) months' prior written notice thereof to the Company ("Permissible Voluntary Termination"). In addition to his salary, in the event he is entitled to a bonus or a profit bonus, he will be paid, within thirty (30) days after the Company's Chief Executive Officer or Chief Financial Officer has determined the net profits of the Company's HCP Division, a pro-rata payment of the bonus and profit bonus for such year in which the Permissible Voluntary Termination occurs based on the number of months during the year which he was employed by the Company through and including the month of his Permissible Voluntary Termination. The date of the Permissible Voluntary Termination shall be not less than six (6) months after his notice to the Company.

The Egbaria Agreement provides that Dr. Egbaria's employment shall terminate in the event of Dr. Egbaria's death or total disability, or a termination for Cause as defined in the Egbaria Agreement, or a termination by Dr. Egbaria for Good Reason, as defined in the Egbaria Agreement, or a termination by the Company upon six (6) months' prior written notice (a "Discretionary Termination"). In the case of a Discretionary Termination or a termination by Dr. Egbaria for Good Reason, Dr. Egbaria will be entitled to receive severance payments equal to the sum of (i) the greater of (A) six (6) months of Dr. Egbaria's salary or (B) Dr. Egbaria's salary for the balance of the term of the Egbaria Agreement and (ii) the bonus received by Dr. Egbaria for the year prior to such termination. In addition, the Company will keep in effect all health insurance and benefict for a period equal to the lesser of the balance of the term of the Egbaria Agreement or until Dr. Egbaria obtains similar benefits from a new employer. Dr. Egbaria is not entitled to receive severance in the event his employment is terminated for Cause, or as a result of his disability or death. Dr. Egbaria is not entitled to receive severance in the event his employment is terminated for Cause, as defined in the Egbaria Agreement.

Change in Control. Our employment agreement with Mr. David Seltzer provides in the event of a "Change in Control" of the Company during the term of his employment under his employment agreement, followed by Mr. Seltzer's termination for any reason whatsoever, including his voluntary termination within 24 months of a Change in Control, by the Company and/or its successor or by Mr. Seltzer, Mr. Seltzer will receive severance pay in a lump sum equal to (i) three (3) times his current base salary for the calendar year in which such termination occurs plus (ii) the bonus declared payable to him for the preceding calendar year; the continuation of health care benefits for 24 months; the continuance of his automobile lease then in effect, but not more than 3 years, and provides appropriate outplacement services not to exceed $15,000 for up to 12 months from the date of his termination; and the immediate vesting of all of Mr. Seltzer's stock options under the Company's Stock Option Plans held by him prior to the effective date of the Change in Control. The payment of the severance and bonus shall be made as soon as practicable after termination of employment, but in no event more than 30 days after termination. In the event any payment or distribution to Mr. Seltzer is subject to an excise tax, Mr. Seltzer will be entitled to receive an additional payment ("Gross-Up Payment") from the Company in an amount such that after payment by Mr. Seltzer of all taxes, including any excise tax imposed on the Gross-Up Payment, Mr. Seltzer retains an amount of the Gross-Up Payment equal to the excise tax imposed on the payments.

Mr. Seltzer's employment agreement provides that "Change in Control" shall be deemed to occur upon the earliest to occur after the date of the agreement of any of the following events:

(i) Acquisition of Stock by Third Party. Any Person (as defined in the employment agreement) is or becomes the Beneficial Owner (as defined in the employment agreement), directly or indirectly, of securities of the Company representing twenty-five percent (25%) or more of the combined voting power of the Company's then outstanding securities and such Person has initiated in the past or thereafter initiates actions or demonstrates an intent to influence or control the business, affairs or management of the Company or to cause the Company to enter into a transaction or a series of transactions with such Person or a third party without the prior consent or request of the Board of Directors;

(ii) Change in Board of Directors. During any period of 12 months, individuals who at the beginning of such period constitute the Board, and any new director whose election by the Board or nomination for election by the Company's shareholders was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority of the Board;

(iii) Corporate Transactions. The effective date of a merger or consolidation of the Company with any other entity, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 51% of the combined voting power of the voting securities of the surviving entity outstanding immediately after such merger or consolidation and with the power to elect at least a majority of the board of directors or other governing body of such surviving entity;

(iv) Liquidation. The approval by the shareholders of the Company of a complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets;

(v) Other Events. There occurs any other event of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A (or a response to any similar item on any similar schedule or form) promulgated under the Exchange Act, whether or not the Company is then subject to such reporting requirement.

Our employment agreement with Mr. William Peters provides that in the event of a "Change in Control" the Company will pay or cause its successor to pay to Mr. Peters, in cash, in a lump sum an amount equal to 2 times his base salary which equals the sum of (i) his annual salary on the day preceding the Change in Control, plus (ii) the annual bonus for the year immediately preceding the Change in Control. This amount will be made in a lump sum payment within 15 days after the

Change in Control. All insurance and welfare payments will also continue for the lesser of one year or the eligibility of similar benefits from a new employer.

A "Change of Control" shall be deemed to occur upon the earliest to occur after the date of the agreement of any of the following events:

(i) Acquisition of Stock by Third Party. Any Person (as defined in the employment agreement) is or becomes the Beneficial Owner (as defined in the employment agreement), directly or indirectly, of securities of the Company representing forty (40%) percent or more of the combined voting power of the Company's then outstanding securities;

(ii) Change in Board of Directors. The date when continuing Directors (as defined in the employment agreement) cease to be a majority of the Directors then in office, it being understood that it shall not be deemed a Change in Control as long as the majority of the Directors were nominated by the Continuing Directors;

(iii) Corporate Transactions. The effective date of a merger or consolidation of the Company with any other entity, and with the power to elect at least a majority of the board of directors or other governing body of such surviving entity; and

(iv) Liquidation. The approval by the shareholders of the Company of a complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets.

In the event during Mr. April's employment, all or substantially all of the assets or stock of the Company or of the HCP Division of the Company are sold to a third party unrelated to any of the current principal shareholders of the Company or its affiliates, Mr. April will be entitled to receive a Sale Bonus, payable, at the Company's discretion, in cash, stock options of the Company or other equity based compensation. In the event of the sale of the Company, the Sale Bonus will be equal to two (2%) percent of an amount equal to 1.5 times the Sales, as defined in the April Agreement, of the HCP Division for the fiscal year immediately preceding the sale of the Company. In the event of a sale of the HCP Division: (a) if the Net Sale Price, as defined in the April Agreement, is up to 1.5 times the Sales, the Sale Bonus will be equal to two (2%) percent of the actual net proceeds; (b) if the Net Sale Price of the HCP Division is more than 1.5 times the Sales, but not more than two (2) times the Sales of the HCP Division, the Sale Bonus will be equal to three (3%) percent of the actual net proceeds; or (c) if the Net Sale Price of the HCP Division is in excess of two (2) times the Sales of the HCP Division, then the Sale Bonus shall be equal to four (4%) percent of the actual net proceeds. The Sale Bonus will be payable on a one time basis and only in the event Mr. April is employed by the Company at the time of the consummation of the sale.

In the event Dr. Egbaria's employment is terminated following a Change in Control (as defined in the Egbaria Agreement), except for a termination as a result of Cause, or Dr. Egbaria's death or total disability, the Company will pay or cause its successor to pay to Dr. Egbaria, in cash, a lump sum within fifteen (15) days after the Change in Control Termination, an amount equal to two (2) times Dr. Egbaria's base compensation which equals the sum of (i) his annual salary on the day preceding the Change in Control Termination, plus (ii) his annual bonus for the year immediately preceding the Change in Control Termination. In addition, following a Change in Control Termination, the Company or its successor will keep in effect all health insurance and benefits for a period equal to the lesser of one year or until Dr. Egbaria obtains similar benefits from a new employer.

A "Change in Control" shall be deemed to occur upon the earliest to occur after the date of this Agreement of any of the following events:

(a) Acquisition of Stock by Third Party. Any Person (as hereinafter defined) is or becomes the Beneficial Owner (as hereinafter defined), directly or indirectly, of securities of the Company representing forty (40%) percent or more of the combined voting power of the Company's then outstanding securities and such Person initiates actions to cause the Company to enter into a transaction or series of transactions with such Person or a third party without the prior consent or request of the Board of Directors;

(b) Change in Board of Directors. The date when Continuing Directors cease to be a majority of the Directors then in office, it being understood that it shall not be deemed a Change in Control as long as the majority of the Directors were nominated by the Continuing Directors;

(c) Corporate Transactions. The effective date of a merger or consolidation of the Company with any other entity where the Company is not the surviving entity, and the surviving entity has the power to elect at least a majority of the board of directors or other governing body of such surviving entity; and

(d) Liquidation. The approval by the shareholders of the Company of a complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets.

Potential Payments Upon Termination of Employment or Change in Control

The following information and table set forth the amount of payments to each of our Named Executive Officers in the event of a termination of employment as a result of involuntary termination and termination following a change in control.

Assumptions and General Principles. The following assumptions and general principles apply with respect to the following table and any termination of employment of a Named Executive Officer:

- The amounts shown in the table assume that each Named Executive Officer was terminated on April 30, 2010. Accordingly, the table reflects amounts earned as of April 30, 2010 and includes estimates of amounts that would be paid to the Named Executive Officer upon the occurrence of a termination or change in control. The actual amounts to be paid to a Named Executive Officer can only be determined at the time of the termination or change in control.
- Because we have assumed an April 30, 2010 termination date, each of the Named Executive Officers would have been entitled to receive 100% of the annual bonus payment made for fiscal year 2009 that was paid in fiscal 2010. If termination would occur in Fiscal 2009, the bonus amount would be the bonus amount that the Board determines to pay out for the year ended April 30, 2010.
- A Named Executive Officer may exercise any stock options that are exercisable prior to the date of termination and any payments related to these stock options are not included in the table because they are not severance payments.

	David Seltzer	William Peters	Gary April (1)	Bryce Harvey (2)	Davis Caskey (2)
Involuntary Termination					
Prorated annual bonus compensation	$ 225,000	$ 100,000	$ 0	$ 0	$ 0
Cash severance payment	1,465,000	140,000	113,000	214,000	0
Continued health care benefits and other	—	20,000	0	0	0
Total	$ 1,690,000	$ 260,000	$ 113,000	$ 214,000	$ 0
Change in Control with Termination					
Prorated annual bonus compensation	$ 0	$ 200,000	$ 0	$ 0	$ 0
Cash severance payment	1,394,000	560,000	0	0	0
Continued health care benefits and other	69,000	$ 20,000	0	0	0
Total	$ 1,463,000	$ 780,000	$ 0	$ 0	$ 0

(1) Mr. April's Change in Control provision is based on a percentage of transaction value and cannot be estimated.

(2) Mr. Harvey and Mr. Caskey do not have provisions in their employment agreements for a payment on Change in Control.

As described more fully below, this chart summarizes the annual cash compensation for the Company's non-employee directors during fiscal year 2010.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Martin M. Goldwyn	11,000	-0-	101,000		112,000
Yashar Hirshaut, M.D.	13,000	-0-	101,000		114,000
Jack van Hulst	13,000	-0-	101,000		114,000
Anthony J. Puglisi	13,000	-0-	101,000		114,000
Reuben Seltzer (2)	11,000	-0-	252,000	435,000	698,000
Bruce W. Simpson	13,000	-0-	101,000		114,000

(1) Represents the dollar values of stock options disclosed in this column are equal to the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, "Compensation – Stock Compensation". See note A[16] of the consolidated financial statements, except no assumptions for forfeitures were included.

(2) Option awards were granted to Mr. Reuben Seltzer under the Company's Stock Option Plans. All Other Compensation includes his salary as a full time employee, his car allowance and medical benefits.

Stock Option Plans

The 2009 Stock Option Plan and the Amended and Restated Stock Option Plan (the "Stock Option Plans")

The Company's 2009 Stock Option Plan provides for a total of 500,000 shares of Common Stock authorized to be granted under such Plan. The Company's Amended and Restated Stock Option Plan provides for a total of 4,857,000 shares of Common Stock authorized to be granted under such Plan. During Fiscal 2010, the Company granted options to purchase 358,000 shares of Common Stock at a weighted average exercise price of $19.98 per share. During Fiscal 2010, 53,000 options were cancelled or expired, and 144,000 shares are available for future grant under such Plan. The Company's Stock Option Plans provide for the grant of options to its key employees and directors in order to give such employees a greater personal interest in the success of the Company and an added incentive to continue and advance in their employment. The Company's Stock Option Plans provide for a fifteen year expiration period for non-statutory options and ten years for incentive stock options granted thereunder and allows for the exercise of options by delivery by the optionee of previously owned Common Stock of the Company having a fair market value equal to the option price, or by a combination of cash and Common Stock.

The Stock Option Plans are administered by the Compensation Committee of the Board of Directors. The Committee has broad discretion in determining the recipients of options and numerous other terms and conditions of the options.

The exercise price for shares purchased upon the exercise of non-statutory options granted under the Stock Option Plans are determined by the Compensation Committee as of the date of the grant.

The exercise price of an incentive stock option must be at least equal to the fair market value of the Common Stock on the date such option is granted (110% of the fair market value for shareholders who, at the time the option is granted, own more than 10% of the total combined classes of stock of the Company or any subsidiary). No employees may be granted incentive stock options in any year for shares having a fair market value, determined as of the date of grant, in excess of $100,000.

No incentive option may have a term of more than ten years (in the case of incentive stock options, five years for shareholders holding 10% or more of the Common Stock of the Company). Options generally may be exercised only if the option holder remains continuously associated with the Company or a subsidiary from the date of grant to the date of exercise. However, options may be exercised upon termination of employment or upon the death or disability of any employee within certain specified periods.

Directors Plan

The Company's 1994 Directors Stock Option Plan, as Amended ("Directors Plan") provides for a total of 800,000 shares of Common Stock authorized to be granted under the Directors Plan.

The Directors Plan provides for the automatic annual grant of options to non-employee directors and is administered by the Board of Directors. Each non-employee director will be automatically granted 10,000 shares of Common Stock on the date of each annual meeting of the Company's shareholders.

To remain eligible, a non-employee director must continue to be a member of the Board of Directors. Each option granted is exercisable in increments of 25% per year commencing on the first anniversary date of the date of grant. The exercise price for all options may not be less than the fair market value of the Common Stock on the date of grant. Options under the Directors Plan have a term of 10 years and may be exercised for limited periods after a person ceases to serve as a director.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that it be included in this Annual Report on Form 10-K.

The Compensation Committee
Bruce W. Simpson
Yashar Hirshaut, M.D.
Jack Van Hulst

Dated: July 14, 2010

The information contained in the report above shall not be deemed to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent specifically incorporated by reference therein.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of our board of directors is currently composed of Bruce W. Simpson (chair), Yashar M. Hirshaut, M.D., and Jack van Hulst. None of the members of the Compensation Committee has ever been an officer or employee of ours. None of our Named Executive Officers serves or has served as a member of the Board of Directors or compensation committee of any other company that had one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The following table identifies as of July 14, 2010 each person known to the Company to be the beneficial owner of more than five percent of the Company's Common Stock, each director of the Company, and all directors and executive officers of the Company as a group, and sets forth the number of shares of the outstanding Common Stock beneficially owned by each such person and such group and the percentage of the shares of the outstanding Common Stock owned by each such person and such group. Except as noted below, the named person has sole voting power and sole investment power over the securities.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Common Stock
David S. Seltzer c/o Hi-Tech Pharmacal Co., Inc. 369 Bayview Avenue Amityville, New York 11701	1,990,634 (2)	15.2%
Reuben Seltzer c/o Hi-Tech Pharmacal Co., Inc. 369 Bayview Avenue Amityville, New York 11701	918,051 (3)	7.2%
Yashar Hirshaut, M.D. c/o Hi-Tech Pharmacal Co., Inc. 369 Bayview Avenue Amityville, New York 11701	76,219 (4)	*
Martin M. Goldwyn c/o Tashlik, Kreutzer, Goldwyn & Crandell P.C. 40 Cuttermill Road Great Neck, New York 11021	65,993 (5)	*
William Peters c/o Hi-Tech Pharmacal Co., Inc. 369 Bayview Avenue Amityville, New York 11701	36,233 (6)	*
Anthony J. Puglisi c/o Hi-Tech Pharmacal Co., Inc. 369 Bayview Avenue Amityville, New York 11701	28,969 (7)	*
Bruce W. Simpson c/o Hi-Tech Pharmacal Co., Inc. 369 Bayview Avenue Amityville, New York 11701	12,375 (8)	*

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Common Stock
Gary M. April c/o Hi-Tech Pharmacal Co., Inc. 369 Bayview Avenue Amityville, NY 1170	7,500 (9)	*
Bryce M. Harvey c/o Hi-Tech Pharmacal Co., Inc. 369 Bayview Avenue Amityville, NY 11701	3,750 (10)	*
Davis S. Caskey c/o Hi-Tech Pharmacal Co., Inc. 369 Bayview Avenue Amityville, New York 11701	1,250 (11)	*
Jack van Hulst c/o Hi-Tech Pharmacal Co., Inc. 369 Bayview Avenue Amityville, New York 11701	0 (12)	*
Kamel Egbaria c/o Hi-Tech Pharmacal Co., Inc. 369 Bayview Avenue Amityville, New York 11701	0 (13)	*
All Directors and Executive Officers as a group (12 persons)	3,140,974 (14)	23.4%

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Common Stock
Deerfield Management Company, L.P 780 Third Avenue 37th Floor New York, NY 10017	747,751 (16)	5.9%
BlackRock Global Investors. 400 Howard Street San Francisco, CA 94105-2228	740,121 (15)	5.9%
Dimensional Fund Advisors Inc. 1299 Ocean Avenue 11th Floor Santa Monica, CA 90401	676,868 (15)	5.4%

* Amount represents less than 1% of Common Stock including shares issuable to such beneficial owner under options which are presently exercisable or will become exercisable within 60 days.

(1) Unless otherwise indicated, each person has sole voting and investment power with respect to the shares shown as beneficially owned by such person.

(2) Amount includes options to purchase 500,000 shares of Common Stock exercisable within 60 days of July 14, 2010 and 311,014 shares of Common Stock owned by Mr. Seltzer's wife and children and trusts for the benefit of his children.

(3) Amount includes options to purchase 145,313 shares of Common Stock exercisable within 60 days of July 14, 2010 and 299,203 shares of Common Stock owned by Mr. Seltzer's wife and children.

(4) Amount represents options to purchase 76,219 shares of Common Stock exercisable within 60 days of July 14, 2010.

(5) Amount includes options to purchase 65,993 shares of Common Stock exercisable within 60 days of July 14, 2010.

(6) Amount includes options to purchase 36,233 shares of Common Stock exercisable within 60 days of July 14, 2010.

(7) Amount includes options to purchase 28,969 shares of Common Stock exercisable within 60 days of July 14, 2010.

(8) Amount includes options to purchase 12,375 shares of Common Stock exercisable within 60 days of July 14, 2010.

(9) Amount includes options to purchase 7,500 shares of Common Stock exercisable within 60 days of July 14, 2010.

(10) Amount includes options to purchase 3,750 shares of Common Stock exercisable within 60 days of July 14, 2010.

(11) Amount includes options to purchase 1,250 shares of Common Stock exercisable within 60 days of July 14, 2010.

(12) Amount represents options to purchase 0 shares of Common Stock exercisable within 60 days of July 14, 2010.

(13) Amount includes options to purchase 0 shares of Common Stock exercisable within 60 days of July 14, 2010.

(14) Amount includes options to purchase 877,602 shares of Common Stock exercisable within 60 days of July 14, 2010.

(15) Source: 13F Form filings March 31, 2010

(16) Source: 13G Form filing July 13, 2010

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The Company utilizes the services of Mr. Reuben Seltzer, an attorney, stockholder and a director, and brother of the President. He provided legal and new business development services as an employee. For such services during the fiscal year ended April 30, 2010, Mr. Reuben Seltzer received $435,000.

The Company and Reuben Seltzer have a 17.7% and 17.7% interest, respectively, in Marco Hi-Tech JV LLC, a New York limited liability company ("Marco Hi-Tech"), which markets raw materials for nutraceutical products. Additionally, the Company has an investment in an available for sale security, Neuro-Hitech, Inc. of which Reuben Seltzer is a shareholder. The Company has a 9% interest in Neuro-Hitech, Inc.

The Company is jointly developing a generic product outside of its area of expertise with EMET Pharmaceuticals ("EMET"), previously known as XCell Pharmaceuticals, and another company. Reuben Seltzer is a principal of EMET. During the fiscal year ended April 30, 2010, the Company spent approximately $713,000 on this project, which was included in research and development expense.

The Company has adopted a policy for approval of transactions between the Company and its directors, director nominees, executive officers, greater than 5% beneficial owners and their respective immediate family members. The policy is not in writing and the Committee has not adopted any pre-approvals under the policy. The related parties transactions described above are subject to, and have been approved and ratified, under this policy.

The policy provides that the Audit Committee reviews all related party transactions subject to the policy and determines whether or not to approve or ratify those transactions. In doing so, the Audit Committee takes into account, among other factors it deems appropriate, whether the transaction is on terms that are no less favorable to the Company than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party's interest in the transaction. A summary of any new transactions is provided to the Board for its review in connection with each regularly scheduled Committee meeting.

The Company believes that material affiliated transactions between the Company and its directors, officers, principal stockholders or any affiliates thereof have been, and will be in the future, on terms no less favorable than could be obtained from unaffiliated third parties.

Tashlik, Kreutzer, Goldwyn & Crandell P.C. received $422,000 in legal fees for services performed for the Company during the Company's fiscal year ended April 30, 2010. Mr. Martin M. Goldwyn, a member of such firm, is a director of the Company.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Audit Fees

Eisner LLP has served as the auditors for the Company for the fiscal year ended April 30, 2010. Eisner LLP has billed or is expected to bill us $437,000 and $453,000, in the aggregate, for professional services for the audit of our annual financial statements and audit of the Company's internal controls in compliance with the Sarbanes-Oxley Act of 2002 for fiscal 2010 and 2009, respectively, and for the review of our interim financial statements which are included in our quarterly reports on Form 10-Q for fiscal 2010 and 2009.

Audit Related Fees

Eisner LLP has billed or is expected to bill us $113,000 and $50,000 for other audit-related fees for fiscal 2010 and 2009, respectively. Other audit-related fees related primarily to services rendered in connection with our filing of registration statements with the SEC and due diligence in connection with potential acquisitions and accounting consultations.

Tax Fees

Eisner LLP has billed or is expected to bill us $44,000 and $54,000 for fiscal 2010 and 2009, respectively, for tax services including tax compliance.

All Other Fees

The Company did not engage Eisner LLP for professional services other than those services captioned "Audit Fees", "Audit Related Fees" and "Tax Fees" in fiscal 2010.

All non-audit services were reviewed with the Audit Committee, which concluded that the provision of such services by Eisner LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing function.

Policy on Audit Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditor

Consistent with SEC policies regarding auditor independence, the Audit Committee has responsibility for appointing, setting compensation and overseeing the work of the independent auditor. In recognition of this responsibility, the Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent auditor.

Prior to engagement of the independent auditor for the next year's audit, management will submit a list of services and related fees expected to be rendered during that year within each of four categories of services to the Audit Committee for approval.

1. *Audit* services include audit and review work performed on the financial statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.

2. *Audit-Related* services are for assurance and related services that are traditionally performed by the independent auditor, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

3. *Tax* services include all services, except those services specifically related to the audit of the financial statements, performed by the independent auditor's tax personnel, including tax analysis; assisting with coordination of execution of tax related activities, primarily in the area of corporate development; supporting other tax related regulatory requirements; and tax compliance and reporting.

4. *Other Fees* are those associated with services not captured in the other categories. The Company generally does not request such services from the independent auditor.

Prior to engagement, the Audit Committee pre-approves independent auditor services within each category. The fees are budgeted and the Audit Committee requires the independent auditor and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent auditor for additional services not contemplated in the original pre-approval categories. In those instances, the Audit Committee requires specific pre-approval before engaging the independent auditor.

The Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

(a) (1) Financial Statements filed as part of this Report are listed in Item 8 of this Report.

(2) No other financial schedules have been included because they are not applicable, not required or because required information is included in the consolidated financial statements or notes thereto.

(a) Exhibit Number	Description of Document	Page Number Foot-Notes
3.1	Certificate of Amendment to the Certificate of Incorporation	(1)
3.2	Restated Certificate of Incorporation and By-Laws	(2)
3.3	By-laws	(3)
4.3	Copy of Hi-Tech Pharmacal Co., Inc. 2009 Stock Option Plan	(4)
4.4	Copy of Hi-Tech Pharmacal Co., Inc. Stock Option Agreement	(5)
4.5	Copy of 1994 Directors Stock Option Plan, as Amended	(6)
10.1	Amended and Restated Executive Employment Agreement with David S. Seltzer	(7)
10.2	Employment Agreement of William Peters	(8)
10.3	Amendment No.1 to Employment Agreement of William Peters	(9)
10.4	Amendment No. 2 to Employment Agreement of William Peters	(10)
10.5	Employment Agreement of Bryce M. Harvey	(11)
10.6	Amendment No. 1 to Employment Agreement of Bryce M. Harvey	(12)
10.7	Employment Agreement of Gary M. April	(13)
10.8	Employment Agreement of Davis S. Caskey	(14)
10.9	Employment Agreement of Kamel Egbaria	(15)
10.10	Supply Agreement for Dorzolamide Hydrochloride with Ragactives S.L.U. effective as of July 18, 2008. Portions of Exhibit 10.10 have been omitted pursuant to a request for confidential treatment and the non-public material has been filed separately with the Commission.	(16)
10.11	Revolving Credit Agreement, dated as of May 27, 2010, with JP Morgan Chase Bank, N.A.	(17)
14.1	Code of Ethics	(18)
*21.1	Subsidiaries of the Registrant	
*23.1	Consent of Eisner LLP	
*31.1	Certification pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	
*31.2	Certification pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	
*32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	

* Filed herewith

(1) Filed as Exhibit 3.1 to Hi-Tech Pharmacal Co., Inc. Annual Report on Form 10-K for the fiscal year ended April 30, 2003, and incorporated herein by reference.

(2) Filed as Exhibit 3.0 to Hi-Tech Pharmacal Co., Inc. Quarterly Report on Form 10-Q for the quarterly period ended October 31, 1994, and incorporated herein by reference.

(3) Filed as Exhibit 3.11 to Hi-Tech Pharmacal Co., Inc.'s Current Report on Form 8-K, dated September 18, 2007, filed on September 21, 2007, and incorporated herein by reference.

(4) Filed as Annex A to Hi-Tech Pharmacal Co., Inc. Definitive Proxy Statement, dated October 8, 2009, filed on October 1, 2009, and incorporated herein by reference.

(5) Filed as Exhibit 10.2 to Hi-Tech Pharmacal Co., Inc. Registration Statement on Form S-1 (No. 33-47860) and incorporated herein by reference.

(6) Filed as Appendix C to Hi-Tech Pharmacal Co., Inc. Definitive Proxy Statement, dated October 11, 2007, filed on October 9, 2007, and incorporated herein by reference.

(7) Filed as Exhibit 99.1 to Hi-Tech Pharmacal Co., Inc. Current Report on Form 8-K, dated May 1, 2010, filed on May 4, 2010, and incorporated herein by reference.

(8) Filed as Exhibit 10.1 to Hi-Tech Pharmacal Co., Inc. Quarterly Report on Form 10-Q for quarterly period ended July 31, 2005, filed on September 9, 2005, and incorporated herein by reference.

(9) Filed as Exhibit 99.1 to Hi-Tech Pharmacal Co., Inc. Current Report on Form 8-K, dated October 30, 2007, filed on November 5, 2007, and incorporated herein by reference.

(10) Filed as Exhibit 10.5 to Hi-Tech Pharmacal Co., Inc. Current Report on Form 8-K, dated June 23, 2009, filed on June 25, 2009, and incorporated herein by reference.

(11) Filed as Exhibit 10.6 to Hi-Tech Pharmacal Co., Inc. Current Report on Form 8-K, dated June 23, 2009, filed on June 25, 2009, and incorporated herein by reference.

(12) Filed as Exhibit 10.7 to Hi-Tech Pharmacal Co., Inc. Current Report on Form 8-K, dated June 23, 2009, filed on June 25, 2009, and incorporated herein by reference.

(13) Filed as Exhibit 10.8 to Hi-Tech Pharmacal Co., Inc. Current Report on Form 8-K, dated June 23, 2009, filed on June 25, 2009, and incorporated herein by reference.

(14) Filed as Exhibit 10.10 to Hi-Tech Pharmacal Co., Inc. Current Report on Form 8-K, dated February 27, 2009, filed on May 13, 2009, and incorporated herein by reference.

(15) Filed as Exhibit 99.1 to Hi-Tech Pharmacal Co., Inc. Current Report on Form 8-K, dated April 26, 2010, filed on April 28, 2010, and incorporated herein by reference.

(16) Filed as Exhibit 10.9 to Hi-Tech Pharmacal Co., Inc. Annual Report on Form 10-K for fiscal year ended April 30, 2009, filed on July 20, 2009, and incorporated herein by reference.

(17) Filed as Exhibit 10.5 to Hi-Tech Pharmacal Co., Inc. Current Report on Form 8-K, dated June 1, 2010, filed on June 4, 2010, and incorporated herein by reference.

(18) Filed as Exhibit 14.1 to Hi-Tech Pharmacal Co., Inc. Annual Report on Form 10-K for fiscal year ended April 30, 2008, filed on July 14, 2008, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 14, 2010

HI-TECH PHARMACAL CO., INC.

By: /s/ David S. Seltzer
David S. Seltzer, Chief Executive Officer, President, Secretary & Treasurer

By: /s/ William Peters
William Peters, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Date
/s/ David S. Seltzer David S. Seltzer, Chairman of the Board, Chief Executive Officer, President, Treasurer, Secretary	July 14, 2010
/s/ Reuben Seltzer Reuben Seltzer, Director	July 14, 2010
/s/ Martin M. Goldwyn Martin M. Goldwyn, Director	July 14, 2010
/s/ Yashar Hirshaut, M.D. Yashar Hirshaut, M.D., Director	July 14, 2010
/s/ Jack van Hulst Jack van Hulst, Director	July 14, 2010
/s/ Anthony J. Puglisi Anthony J. Puglisi, Director	July 14, 2010
/s/ Bruce W. Simpson Bruce W. Simpson, Director	July 14, 2010

EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Name	Where Incorporated
ECR Pharmaceuticals Co., Inc.	Delaware

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements of Hi-Tech Pharmacal Co., Inc. (the "Company") on Form S-8 (File No. 333-155407, 333-139796 and 333-126872), and in the Registration Statement on Form S-3 (File No. 333-165439) of our report, dated July 13, 2010, with respect to our audits of the consolidated financial statements of the Company as of April 30, 2010 and 2009 and for each of the years in the three-year period ended April 30, 2010, which express an unqualified opinion, and our report dated July 13, 2010 on our audit of the Company's internal control over financial reporting as of April 30, 2010, which expresses an unqualified opinion on internal control over financial reporting, included in this Annual Report on Form 10-K.

Eisner LLP

New York, New York
July 13, 2010

EXHIBIT 31.1

CERTIFICATION PURSUANT TO RULE 13A-14 OR 15D-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, David S. Seltzer, certify that:

1. I have reviewed this annual report on Form 10-K of Hi-Tech Pharmacal Co., Inc.
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of the annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: July 14, 2010

By: */s/ David S. Seltzer*
David S. Seltzer
Chief Executive Officer

EXHIBIT 31.2

HI-TECH PHARMACAL CO., INC.

CERTIFICATION PURSUANT TO RULE 13A-14 OR 15D-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, WILLIAM PETERS, certify that:

1. I have reviewed this annual report on Form 10-K of Hi-Tech Pharmacal Co., Inc.
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of the annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
    a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: July 14, 2010

By: */s/ William Peters*
William Peters
Chief Financial Officer

EXHIBIT 32.1

HI-TECH PHARMACAL CO., INC.

CERTIFICATION PURSUANT TO 18 U. S. C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officers of Hi-Tech Pharmacal Co., Inc. (the "Company"), hereby certify to such officers' knowledge, that the Company's Annual Report on Form 10-K for the year ended April 30, 2010 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: July 14, 2010

/s/ David Seltzer
David Seltzer,
Chief Executive Officer

/s/ William Peters
William Peters,
Chief Financial Officer

This certification is being furnished solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

CORPORATE INFORMATION:

Corporate Officers

David S. Seltzer
President and
Chief Executive Officer

William Peters
Vice President and
Chief Financial Officer

Gary M. April
President of Health Care Products

Davis S. Caskey
Vice President, Pharmaceutical Operations
ECR Pharmaceuticals

Kamel Egbaria
Executive Vice President and
Chief Scientific Officer

Bryce M. Harvey
President,
Midlothian Laboratories Division

Board of Directors

David S. Seltzer
Chairman, President and
Chief Executive Officer

Martin M. Goldwyn
Partner, Tashlik, Kreutzer,
Goldwyn & Crandell PC

Yashar Hirshaut, M.D. (1)(2)(3)
Assoc. Clinical Professor of Medicine,
Cornell University Medical College, Research
Professor of Biology, Yeshiva University

Anthony Puglisi (1)(2)
Chief Financial Officer
IMI Merchandising Division Group of IMI plc

Reuben Seltzer
President, Marco Hi-Tech, JV

Bruce Simpson (2)(3)
Chief Executive Officer
BW Simpson & Associates

Jack Van Hulst (1)(3)
Operating Partner, SK Capital Partners

(1) Audit Committee Member
(2) Nominating Committee Member
(3) Compensation Committee Member

Corporate Office
Hi-Tech Pharmacal Co., Inc.
369 Bayview Avenue, Amityville, NY 11701
(631) 789-8228

Counsel
Tashlik, Kreutzer, Goldwyn & Crandell PC
40 Cuttermill Road, Suite 200
Great Neck, NY 11021

Auditor
EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703

Transfer Agent
Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004

Form 10-K
A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available online at: www.hitechpharm.com. It may also be obtained without charge by writing to:

Mr. David Seltzer, Secretary
Hi-Tech Pharmacal Co., Inc.
369 Bayview Avenue
Amityville, NY 11701

Hi·Tech
PHARMACAL Co Inc.

369 Bayview Avenue, Amityville, NY 11701
(631) 789-8228
www.hitechpharm.com
www.diabeticproducts.com
www.ecrpharma.com